Form 20-F
period 2024-12-31
Cre8 Enterprise Ltd
filed 2025-05-19
CIK 2003977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-281629

Cre8 Enterprise Limited

(Exact name of Registrant as Specified in its Charter)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

1/F, China Building

29 Queen’s Road Central, Hong Kong

Tel: +852 3693 2688

(Address of Principal Executive Offices)

Sze Ting Cho, Chief Executive Officer

Tel: +852 3693 2688

1/F, China Building

29 Queen’s Road Central, Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
N/A	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Class A ordinary shares of no par value

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024 was: 18,000,000 Class A Ordinary Shares and 4,500,000 Class B Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s of assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

Yes ☐ No ☐

EXPLANATORY NOTE

On March 31, 2025, the U.S. Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1, as amended (Commission File No. 333-281629) (the “Registration Statement”) of Cre8 Enterprise Limited (the “Company”), a company incorporated under the laws of the British Virgin Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, did not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective, then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Registration Statement did not contain the certified financial statements of the Company for the last fiscal year ended December 31, 2024; therefore, as required by Rule 15d-2, the Company is hereby filing its certified financial statements for the fiscal year ended December 31, 2024 with the SEC under cover of the facing page of an annual report on Form 20-F.

CRE8 ENTERPRISE LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Cre8 Enterprise Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cre8 Enterprise Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2024 and the related consolidated statements of (loss) income and comprehensive (loss) income, equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has an accumulated deficit and has a working capital deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as our auditor since 2023.
San Mateo, California

May 19, 2025

CRE8 ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2024
(Amounts in HK$ and US$, except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
ASSETS
Current assets
Cash and cash equivalents	14,752,135	13,846,932	1,782,630
Accounts receivable, net	29,552,355	18,861,496	2,428,196
Prepayments and other current assets, net	2,962,378	9,639,568	1,240,981
Tax recoverable	861,829	93,358	12,019
Total current assets	48,128,697	42,441,354	5,463,826

Non-current assets
Property and equipment, net	877,002	297,238	38,265
Right-of-use assets, net	13,355,866	6,476,145	833,726
Deferred tax assets, net	2,070,632	850,181	109,452
Long-term rental and utility deposits, net	7,001,540	6,982,110	898,865
Total non-current assets	23,305,040	14,605,674	1,880,308
TOTAL ASSETS	71,433,737	57,047,028	7,344,134

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank borrowings	9,000,000	8,871,262	1,142,072
Accounts payable	11,165,230	8,590,750	1,105,958
Accounts payable – related party	1,691,312	16,568	2,133
Contract liabilities	7,456,513	8,280,290	1,065,990
Accruals and other payables	8,772,162	3,349,865	431,255
Amount due to related parties	16,460,422	11,558,995	1,488,085
Operating lease liabilities	11,411,093	2,836,343	365,144
Total current liabilities	65,956,732	43,504,073	5,600,637

Non-current liabilities
Operating lease liabilities – non-current	1,944,773	3,639,802	468,582
Total non-current liabilities	1,944,773	3,639,802	468,582
TOTAL LIABILITIES	67,901,505	47,143,875	6,069,219

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, no par value per share, 324,000,000 shares authorized, and 18,000,000 shares issued and outstanding as of December 31, 2023 and 2024*	—	—	—
Class B ordinary shares, no par value per share, 36,000,000 shares authorized, and 4,500,000 shares issued and outstanding as of December 31, 2023 and 2024*	—	—	—
Additional paid-in capital	5,031,196	5,031,196	645,109
(Accumulated deficit) retained earnings	(1,180,517)	5,222,366	671,390
Accumulated other comprehensive losses	(318,447)	(350,409)	(41,584)
TOTAL SHAREHOLDERS’ EQUITY	3,532,232	9,903,153	1,274,915
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	71,433,737	57,047,028	7,344,134

*	Giving retroactive effect to the issuance of ordinary shares and a share split at a ratio of 1-to-1,800 on August 13, 2024, which is detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

CRE8 ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(Amounts in HK$ and US$, except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
REVENUE	96,957,894	115,285,213	103,820,403	13,365,656

COST OF REVENUE
– external	(69,583,532)	(63,801,949)	(57,967,108)	(7,462,584)
– related party	(4,263,630)	(4,472,333)	(3,461,056)	(445,570)
Total cost of revenue	(73,847,162)	(68,274,282)	(61,428,164)	(7,908,154)
GROSS PROFIT	23,110,732	47,010,931	42,392,239	5,457,502

SELLING AND MARKETING EXPENSES
Employee compensation and benefits	(11,543,711)	(9,325,107)	(8,379,333)	(1,078,739)
Commission	(8,468,879)	(6,231,376)	(5,708,609)	(734,916)
Others	(2,867,284)	(2,767,204)	(1,905,024)	(245,250)
Total selling and marketing expenses	(22,879,874)	(18,323,687)	(15,992,966)	(2,058,905)

GENERAL AND ADMINISTRATIVE EXPENSES
Employee compensation and benefits	(5,620,556)	(5,894,041)	(5,460,334)	(702,953)
Depreciation	(873,497)	(765,091)	(451,729)	(58,155)
Lease expense	(3,309,002)	(2,854,277)	(2,823,919)	(363,546)
Building management fee, rent and rate	(2,301,362)	(2,561,621)	(2,700,055)	(347,601)
Legal and professional fee	(1,012,787)	(1,502,443)	(1,555,347)	(200,233)
Provision for expected credit losses	(1,272,195)	(2,908,913)	(1,197,330)	(154,142)
Other expenses	(3,271,360)	(3,126,206)	(3,954,050)	(509,036)
Total general and administrative expenses	(17,660,759)	(19,612,592)	(18,142,764)	(2,335,666)

(LOSS) INCOME FROM OPERATIONS	(17,429,901)	9,074,652	8,256,509	1,062,931

OTHER INCOME, NET
Bank interest income	5,671	33,332	31,523	4,058
Interest expense	(773,505)	(124,021)	(316,717)	(40,774)
Administrative service fee from related parties	100,525	369,000	390,000	50,208
Government subsidies	2,886,365	—	175,688	22,618
Other income (expenses)	266,215	(69,235)	(4,516)	(584)
Total other incomes, net	2,485,271	209,076	275,978	35,526

(LOSS) INCOME BEFORE INCOME TAX EXPENSES	(14,944,630)	9,283,728	8,532,487	1,098,457
INCOME TAX CREDIT (EXPENSES)	2,666,331	(1,500,878)	(2,129,604)	(274,162)
NET (LOSS) INCOME	(12,278,299)	7,782,850	6,402,883	824,295

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	(232,909)	(93,266)	(31,962)	(4,115)
TOTAL COMPREHENSIVE (LOSS) INCOME	(12,511,208)	7,689,584	6,370,921	820,180

Weighted average number of ordinary shares:
Basic and diluted*	22,500,000	22,500,000	22,500,000	22,500,000
(Loss) earnings per share – basic and diluted*	(0.55)	0.35	0.28	0.04

*	Giving retroactive effect to the issuance of ordinary shares and a share split at a ratio of 1-to-1,800 on August 13, 2024, which is detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

CRE8 ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(Amounts in HK$ and US$, except for number of shares and per share data, or otherwise noted)

	Ordinary shares*						Retained	Accumulated other	Total
	Class A – no. of shares	Amount	Class B – no. of shares	Amount	Subscription receivable	Additional paid-in capital	earnings (accumulated deficit)	comprehensive income (losses)	shareholders’ equity (deficit)
		HK$		HK$	HK$	HK$	HK$	HK$	HK$
BALANCE, January 1, 2022	18,000,000	—	4,500,000	—	(31,196)	5,031,196	3,314,932	7,728	8,322,660
Net loss	—	—	—	—	—	—	(12,278,299)	—	(12,278,299)
Foreign currency translation	—	—	—	—	—	—	—	(232,909)	(232,909)
BALANCE, December 31, 2022	18,000,000	—	4,500,000	—	(31,196)	5,031,196	(8,963,367)	(225,181)	(4,188,548)
Net income	—	—	—	—	—	—	7,782,850	—	7,782,850
Foreign currency translation	—	—	—	—	—	—	—	(93,266)	(93,266)
Subscription received	—	—	—	—	31,196	—	—	—	31,196
BALANCE, December 31, 2023	18,000,000	—	4,500,000	—	—	5,031,196	(1,180,517)	(318,447)	3,532,232
Net income	—	—	—	—	—	—	6,402,883	—	6,402,883
Foreign currency translation	—	—	—	—	—	—	—	(31,962)	(31,962)
BALANCE, December 31, 2024	18,000,000	—	4,500,000	—	—	5,031,196	5,222,366	(350,409)	9,903,153
BALANCE, December 31, 2024 (US$)		—		—	—	645,109	671,390	(41,584)	1,274,915

*	Giving retroactive effect to the issuance of ordinary shares and a share split at a ratio of 1-to-1,800 on August 13, 2024, which is detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

CRE8 ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(Amounts in HK$ and US$, except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Cash flows from operating activities
Net (loss) income	(12,278,299)	7,782,850	6,402,883	824,295
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation – property and equipment	1,403,267	1,167,514	706,691	90,978
Provision for expected credit losses	1,272,195	2,908,913	1,197,330	154,142
Reversal of unused annual leave	(223,204)	(67,843)	(23,325)	(3,003)
Provision (reversal) for long service payment	169,728	(2,624,862)	(1,029,501)	(132,536)
Deferred tax (credit) expenses	(2,666,331)	1,500,878	1,220,451	157,120
Changes in operating assets and liabilities
Accounts receivable	(5,746,701)	(2,018,707)	9,493,529	1,222,181
Rental and utility deposits, prepayments and other current assets	1,619,839	(820,527)	(3,960,807)	(509,907)
Accounts payable	3,825,586	(77,052)	(4,249,224)	(547,038)
Contract liabilities	2,201,819	796,743	823,777	106,052
Accruals and other payables	(685,714)	(1,867,226)	(4,369,471)	(562,518)
Tax (payable) recoverable	(2,749,864)	(1,203,516)	768,471	98,931
Net cash (used in) generated from operating activities	(13,857,679)	5,477,165	6,980,804	898,697

Cash flows from investing activities
Purchase of property and equipment	(272,138)	(191,005)	(134,709)	(17,342)
Net cash used in investing activities	(272,138)	(191,005)	(134,709)	(17,342)

Cash flows from financing activities
Proceed of bank loan	—	9,000,000	—	—
Repayment of bank loan	—	(20,800,000)	(128,738)	(16,574)
Repayment from related parties	5,000,000	5,619,125	—	—
Advance from related parties	—	16,460,422	—	—
Advance to related parties	(10,336,869)	—	—	—
Repayment to related parties	—	—	(4,901,426)	(631,001)
Deferred initial public offering (“IPO”) cost	—	(1,598,424)	(2,696,953)	(347,201)
Net cash (used in) provided by financing activities	(5,336,869)	8,681,123	(7,727,117)	(994,776)
Net change in cash and cash equivalent	(19,466,686)	13,967,283	(881,022)	(113,421)
Effect of changes in foreign exchange rate	(84,840)	(63,277)	(24,181)	(3,111)
Cash and cash equivalent at the beginning of the year	20,399,655	848,129	14,752,135	1,899,162
Cash and cash equivalent at the end of the year	848,129	14,752,135	13,846,932	1,782,630

Supplementary cash flow information
Interest received	5,671	33,332	31,523	4,058
Interest paid	(821,546)	(254,406)	(316,717)	(40,774)
Income tax paid	(2,749,864)	(1,203,516)	(140,682)	(18,111)

Supplementary schedule of non-cash investing activities
Initial recognition of operating lease liabilities related to right-of-use-assets	30,696,126	1,564,098	5,308,803	683,446

The accompanying notes are an integral part of these consolidated financial statements.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	organization and principal activities

Business

Cre8 Enterprise Limited (the “Company”) is a limited liability company incorporated in British Virgin Islands (“BVI”) on December 4, 2023. The Company, through its consolidated subsidiary, Cre8 (Greater China) Limited (“Cre8 Hong Kong”) in Hong Kong, is principally engaged in provision of integrated financial printing services for listed companies, initial public offering (“IPO”) applicants and private companies in the finance and capital market in Hong Kong. The Company has a wholly owned subsidiary, Chuangbafang Enterprise Management (Shanghai) Company Limited (“Chuangbafang”) in the People’s Republic of China (“PRC”), as a promotion centre in PRC.

Organization and reorganization

For the purpose of the initial listing of shares of the Company, the companies comprising the Group underwent the group reorganization (“Group Reorganization”) as described below:

(i)	Cre8 Hong Kong, the operating subsidiary with limited liability under the laws of Hong Kong, was incorporated by Cre8 Investments Limited on September 16, 2006. Mr. Seng Jin Lee (“Mr. Lee”), Mr. Kit Ying Sham (“Mr. Sham”, father-in-law of Mr. Lee) and Xian Hong Jordan Lee (“Mr. Jordan Lee”, son of Mr. Lee) (together the “Ultimate Controlling Shareholders”), each of them holding 57.14%, 28.57% and 14.29% of equity interest of Cre8 Investments Limited, respectively.

(ii)	On December 4, 2023, the Company was incorporated in the BVI with limited liability and an authorized share capital of 180,000 class A shares and 20,000 class B shares with no par value per share. One class A share represents one voting right and one class B share represents 20 voting rights.

(iii)	On December 6, 2023, Cre8 Incorporation Limited was incorporated in the BVI with limited liability and an authorized share capital of 50,000 ordinary shares with no par value each. On the same date, one share was allotted and issued to the Company by Cre8 Incorporation Limited.

(iv)	On December 12, 2023, the Company became the holding company of the group which involved the transfer of entire equity interest of Cre8 Hong Kong, which are wholly-owned by Cre8 Investments Limited, in exchange for an allotment and issuance of 2,500 Class B ordinary shares of the Company. The Company, together with its wholly owned subsidiaries, are effectively controlled by the same group of Controlling Shareholders, i.e., ultimately held as to 100.00% and 89.29% by the Ultimate Controlling Shareholders, before and after the Group Reorganization and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidated statements of (loss) income and comprehensive (loss) income, consolidated statements of (deficit) equity and consolidated statements of cash flows are prepared as if the current Company structure had been in existence throughout the two-year period ended December 31, 2023 and 2024, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated balance sheets as of December 31, 2023 and 2024 present the assets and liabilities of the companies now comprising the Company which had been incorporated/established as at the relevant balance sheet date as if the current Company structure had been in existence at those dates.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	organization and principal activities (cont.)

Upon the Group Reorganization and as at the date of this report, details of the subsidiary companies are as follows:

Name	Background		Ownership
Cre8 Incorporation Limited	–	A BVI company	Wholly owned by the
	–	Established on December 6, 2023	Company
	–	Registered capital of 50,000 ordinary shares with no par value each
	–	Investment holding

Cre8 (Greater China)	–	A Hong Kong company	Wholly owned by Cre8
Limited (“Cre8 Hong Kong”)	–	Established on September 16, 2006	Incorporation Limited
	–	Registered capital of HK$5,000,000
	–	provision of printing, media placement, translation and other printing related services in Hong Kong.

Chuangbafang Enterprise	–	A PRC company	Wholly owned by
Management	–	Established on May 11, 2021	Cre8 Hong Kong
(Shanghai) Company	–	Registered capital of RMB500,000
Limited (“Chuangbafang”)	–	Provision of financial printing consultation services

2.	Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of these consolidated financial statements requires the management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Identified below are the accounting policies that reflect the Company’s most significant estimates and judgments, and those that the Company believes are the most critical to fully understanding and evaluating its consolidated financial statements.

Functional currency and foreign currency translation

The Company uses Hong Kong dollars (“HK$”) as its reporting currency. The functional currencies of the Company and Cre8 Incorporation Limited are United States dollar (“US$”), while Cre8 Hong Kong and Chuangbafang are HK$ and Renminbi (the “RMB”) respectively. The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (expense), net in the consolidated statements of (loss) income and comprehensive (loss) income.

The consolidated financial statements of the Company are translated from the functional currency into HK$. Assets and liabilities are translated at the exchange rates on the balance sheet date. Equity accounts other than earnings generated in the current period are translated into HK$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into HK$ using the periodic average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss) income in the consolidated statements of (loss) income and comprehensive (loss) income.

Convenience translation

Translations of amounts in the consolidated balance sheets, consolidated statement of (loss) income and comprehensive (loss) income and consolidated statement of cash flows from HK$ into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1 = HK$7.7677, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such a rate or at any other rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposit placed with banks, which are unrestricted as to withdrawal and use. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalents. The Company believes that it is not exposed to any significant credit risk in cash and cash equivalents.

Account receivables, net

Account receivables are recorded at the net invoice amount less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides a provision for credit loss accounts. The Company grants credit to customers, without collateral, under normal payment terms.

In establishing the required provision for expected credit loss accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written off against the allowance for expected credit losses after all means of collection have been exhausted and the likelihood of collection is not probable.

Allowance for expected credit losses

Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime ECLs methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective January 1, 2021, the first day of the Company’s fiscal year and applied to contracts receivable and other financial instruments.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

Prepayments and other current assets, net

Prepayments and other current assets, net primarily include prepaid operating expenses and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of professional and registration fees that are directly related to the Proposed Public Offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of (loss) income and comprehensive (loss) income. As of December 31, 2023 and 2024, the Company has incurred deferred offering costs of HK$2,440,921 and HK$5,137,874 (US$661,441), respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to operations. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations.

The Company depreciates property and equipment using the straight-line method as follows:

Office equipment	3 – 5 years
Computers	3 – 5 years
Furniture and fixture	3 – 5 years
Motor vehicle	3 years
Leasehold improvement	Over the remaining term of the lease or 3 years, whichever is shorter

Impairment for long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of an asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2023 and 2024, no impairment of long-lived assets was recognized.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

Leases

The Company adopted ASC 842, “Leases” (“ASC 842”) on January 1, 2021, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. The Company categorized leases with contractual terms longer than twelve months as either operating or finance lease. The adoption of ASC 842 resulted in recognition of Operating Right-of-use (“ROU”) assets of HK$24,779,995 and operating lease liabilities of and HK$24,779,995 as of January 1, 2021.

Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. For leases that have lease terms of 12 months or less and do not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements.

Lease expense is recognized as depreciation and interest; depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Long-term rental and utility deposits, net

Long-term rental and utility deposits represent security payments made to lessors and utility service providers for the Company’s entered lease agreements. The Company made such security payments upon the commencement of the original lease agreement. The security deposit will be refunded to the Company upon the termination or expiration of the lease agreements as well as the delivery of the vacant leased properties to the lessors by the Company. Refundable rental and utility deposits are discounted based on interest rates of similar assets.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by us.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Unless otherwise disclosed, fair values of the Company’s other financial instruments including cash and cash equivalents, accounts receivable, net, prepayment, other current assets, accounts payable, amounts due to related parties, accruals and other payables and tax recoverable are approximated to their recorded values due to their short-term maturities.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent trade payables to vendors. Typical payment terms set forth in ranges from 30 to 90 days from the invoice date.

Contract liabilities

Contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liability is recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).

Accruals and other payables

Accruals and other payables primarily include accrued expenses, deposits from customers and other accruals and payables.

Employee benefit plan

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes 5% monthly contributions of each employee’s monthly relevant incomes to the MPF scheme, subject to a maximum of HK$1,500 per month. Contributions to the plan vest immediately.

The Company provides long service payments for its employees on cessation of employment in certain circumstances under the Hong Kong Employment Ordinance. The long service payment obligation arises to the extent that it exceeds the employer balance in the MPF Scheme.

Full time employees in PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance and other welfare benefits are provided to employees.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company generating revenue from provision of integrated financial printing services in Hong Kong. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. Revenue on oral or implied arrangements is generally not recognized. The services provided are divided into two major types of services.

(a)	Integrated IPO financial printing services

The Company provides integrated IPO financial printing services under contracts with customers. The Company is typically contracted through its sales team to have negotiations with existing or potential customers, which are Hong Kong or China based companies who seeks for listing in the Stock Exchange of Hong Kong Limited (“SEHK”). Contracts are signed before the start of services. The Company and its customers agree on an estimated total contract price that is specified in the contract. This price is based on the requirements of customers. As stated in the service contract, customers consent to pay in four payments during the course of the agreement. Artwork design, typesetting, proofreading, translation, printing, binding, logistical planning, and uploading or creating electronic submissions of customers’ prospectuses were among the services offered.

The entire service fee from customers is non-refundable and the Company is entitled to receive an upfront payment upon signing the contract. The contract includes two performance obligations, which are submission of prospectus to the SEHK and successfully listed on the SEHK. Revenue is recognized at a point in time upon completion of each performance obligation. Revenue is also recognized when lapse of financing printing contract. For arrangements with multiple performance obligations, the transaction price is allocated to the separate performance obligations. As such, standalone selling price is determined using an estimate of the standalone selling price of each distinct service, taking into consideration historical selling price by customer for each distinct service, if available. These estimates may vary from the final amounts invoiced to the customer and are adjusted upon completion of all performance obligations.

The transaction price contains a variable consideration. The services that are rendered to customers determine the transaction price. Discounts on services rendered are offered by the Company to its customers; these discounts are recorded as variable considerations and subtracted from revenue during the revenue recognition period. These reductions to revenue are made based upon estimates that are determined according to historical experience and the specific terms and conditions of the incentive. The amount of variable consideration is included in the transaction price only to the extent that it is highly probable that such an inclusion will not result in a significant revenue reversal in the future when the uncertainty associated with the variable consideration is subsequently resolved.

The Company’s invoices set forth payment terms that require customers to make payment within the range of 14 days to 30 days of billing which is triggered by the Company reaching the milestones to bill the customer.

For the years ended December 31, 2023 and 2024, the Company is not aware of any material claims against the Company in relation to services provided.

(b)	Non-IPO financial printing services

The Company engages with listed or non-listed companies to satisfy the SEHK’s disclosure requirements or the own needs of the customers. The Company is typically contracted through its sales team to have negotiations with existing or potential customers, which are Hong Kong or China based listed companies in the SEHK. Non-IPO services include preparation of environmental, social and governance reports, sustainability reports, research reports, booklets and brochures. Services include design, translation, typesetting and proofreading, printing, binding and publishing. Contracts are entered into before the services begin.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

As the financial printing services involve a series of tasks which are interrelated and are not separable or distinct as the Company’s customer cannot benefit from any standalone task, the Company concludes that financial printing services to be accounted for as a single performance obligation. The entire service fee of financial printing services is allocated to a single performance obligation. The completion of this earning process is evidenced by a delivery of goods to customers or submissions of customers’ goods to the SEHK.

Revenue is recognized based on the point in time either (a) at the time of submission of filing to the SEHK; (b) at the time of delivery the goods to the customer; or (c) lapse of the financing printing contract.

The transaction price contains a variable consideration. The services that are rendered to customers determine the transaction price. Discounts on services rendered are offered by the Company to its customers; these discounts are recorded as variable considerations and subtracted from revenue during the revenue recognition period. These reductions to revenue are made based upon estimates that are determined according to historical experience and the specific terms and conditions of the incentive. The amount of variable consideration is included in the transaction price only to the extent that it is highly probable that such an inclusion will not result in a significant revenue reversal in the future when the uncertainty associated with the variable consideration is subsequently resolved.

The Company’s invoices set forth payment terms that require customers to make payment within the range of 30 days to 120 days of billing which is triggered by the Company completing the services or delivering the products to the customers.

For both integrated IPO financial printing services and non-IPO financial printing services, the Company does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment does not typically exceed one year.

The Company has no obligations for returns, refunds or similar obligations regarding its services or products to customers. For the years ended December 31, 2023 and 2024, the Company is not aware of any material claims against the Company in relation to services provided.

Cost of revenue

Cost of revenue of printing products, which are directly related to revenue generating transactions, primarily consists of direct material cost such as paper cost, labor cost, subcontracting fee and allocated overhead.

Selling and marketing expenses

Selling and marketing expenses consist primarily of staff costs, commission to internal staff, advertising expense and other expenses related to selling and marketing activities.

General and administrative expenses

General and administrative expenses consist primarily of staff costs, including salaries and related social insurance costs for administrative and support personnel, office rental and property management fees, depreciation, professional services fees, bank charge, utilities, entertainment expense, office expense and expenses related to general operations.

Interest income

Interest income is mainly generated from savings and time deposits which are less than one year, and is recognized on an accrual basis using the effective interest method. Interest income receives from banks on a monthly basis.

Government subsidies

Government subsidies are recognized as income in other income, net or as a reduction of specific costs and expenses for which the subsidies are intended to compensate. Such amounts are recognized in the consolidated statements of loss and loss upon receipt and when all conditions attached to the subsidies, such as companies are required to stay at the same level of employment and contributed to the approved project, are fulfilled. Such grants are presented under other income. During the years ended December 31, 2022, 2023 and 2024, the Company recognized government subsidies of HK$2,886,365, nil and HK$175,688 (US$22,618) respectively, in the other income of consolidated statements of (loss) income and comprehensive (loss) income.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the consolidated financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiary in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Statutory reserves

The Company’s PRC subsidiary is required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached 50% of the registered capital of respective company. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong. As of December 31, 2023 and 2024, the Company’s PRC subsidiary did not generate after-tax profit. As such, no profit was transferred to statutory reserves.

Comprehensive (loss) income

The Company presents comprehensive (loss) income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive (loss) income be reported in the unaudited interim condensed consolidated financial statements. The components of comprehensive (loss) income were the net (loss) income for the years and the foreign currency translation adjustments.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their consolidated financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer. The CODM has determined that the Company operates as a single operating segment and uses net income (loss) and operating income (loss) as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The CODM reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, we have only one reportable segment.

(Loss) earnings per share

Basic (loss) earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. For the years ended December 31, 2023 and 2024, there were no dilutive shares.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standards

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. The Company adopted ASU 2023-07 on January 1, 2024. The Company has adopted ASU 2023-07 on January 1, 2024, which was applied retrospectively to all prior periods presented.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (cont.)

New accounting standards not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year beginning on January 1, 2025. The Company is currently evaluating the effect the updated guidance will have on its disclosures.

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the Consolidated Financial Statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of loss and comprehensive loss and cash flows.

3.	LIQUIDITY AND GOING CONCERN

As of December 31, 2023, the Company had an accumulated deficit of HK$1,180,517 and a working capital deficit of HK$17,828,035. As of December 31, 2024, the Company had a working capital deficit of HK$1,062,719 (US$136,811). As of the date of these consolidated financial statements, there still exists substantial doubt that the Company will continue as a going concern. Management plans to continue to focus on improving operational efficiency and cost reductions. Additionally, the Company plans to raise capital via private placement or public offering in the event that the Company does not have adequate liquidity to meet its current obligations.

The accompanying audited consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

4.	Segment information

Information regarding the Company’s net income and operating income is disclosed in the consolidated statements of income. Segment expenses and other items are reviewed by the CODM on the same basis as presented in the consolidated statements of income.

The Company has one reportable segment: provision of integrated financial printing services. Segment was identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”, the Chief Executive Officer of the Company) assesses the performance of the business. The provision of integrated financial printing services segment generated revenue by providing printing, media placement, translation and other printing related services.

All revenue of the Company is generated in Hong Kong. Segment assets are based on the geographical location of the assets.

Non-current assets per geographical segment

	As of December 31,
	2023		2024
	HK$	%	HK$	US$	%
Hong Kong	21,141,451	91%	9,653,379	1,242,758	66%
PRC	2,163,589	9%	4,952,295	637,550	34%
Total	23,305,040	100%	14,605,674	1,880,308	100%

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Segment information (cont.)

Key financial performance measures of the segments are as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Revenue	96,957,894	115,285,213	103,820,403	13,365,656

Cost of revenue
– External	(69,583,532)	(63,801,949)	(57,967,108)	(7,462,584)
– Related party	(4,263,630)	(4,472,333)	(3,461,056)	(445,570)
Total cost of revenue	(73,847,162)	(68,274,282)	(61,428,164)	(7,908,154)
Gross profit	23,110,732	47,010,931	42,392,239	5,457,502

Selling and marketing expenses	(22,879,874)	(18,323,687)	(15,992,966)	(2,058,905)
General and administrative expenses	(17,660,759)	(19,612,592)	(18,142,764)	(2,335,666)

(Loss) income from operations	(17,429,901)	9,074,652	8,256,509	1,062,931

Other income, net
Bank interest income	5,671	33,332	31,523	4,058
Interest expense	(773,505)	(124,021)	(316,717)	(40,774)
Administrative service fee from related parties	100,525	369,000	390,000	50,208
Government subsidies	2,886,365	—	175,688	22,618
Other income (expenses)	266,215	(69,235)	(4,516)	(584)
Total other incomes, net	2,485,271	209,076	275,978	35,526

(Loss) income before income tax expenses	(14,944,630)	9,283,728	8,532,487	1,098,457

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Total assets	71,433,737	57,047,028	7,344,134
Total liabilities	(67,901,505)	(47,143,875)	(6,069,219)

Net assets	3,532,232	9,903,153	1,274,915

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Accounts receivable	34,618,901	25,125,372	3,234,596
Allowance for expected credit losses	(5,066,546)	(6,263,876)	(806,400)
Total	29,552,355	18,861,496	2,428,196

Movement of allowance for expected credit losses consists of the following:

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Beginning balance	2,197,063	5,066,546	652,258
Addition	2,908,913	1,197,330	154,142
Written off	(39,430)	—	—
Ending balance	5,066,546	6,263,876	806,400

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consist of the following:

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Prepayment for operating expenses	393,421	3,693,799	475,532
Deferred IPO costs	2,440,921	5,137,874	661,441
Others	128,036	807,895	104,008
Total	2,962,378	9,639,568	1,240,981

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Furniture and fixture	806,471	806,471	103,824
Computers	1,785,064	1,914,442	246,462
Leasehold improvement	749,468	1,899,106	244,488
Motor vehicles	9,000	9,000	1,159
Office equipment	1,960,935	749,306	96,464
Property and equipment	5,310,938	5,378,325	692,397
Less: accumulated depreciation	(4,433,936)	(5,081,087)	(654,132)
Property and equipment, net	877,002	297,238	38,265

Depreciation expenses recognized for the years ended December 31, 2022, 2023 and 2024 were HK$1,403,267 HK$1,167,514 and HK$706,691 (US$90,978), respectively.

8.	ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Accrued operating expenses	1,140,503	347,864	44,783
Accrued rental expenses	191,897	220,830	28,429
Accrued audit fees	1,419,734	153,698	19,787
Accrued listing expenses	943,496	—	—
Provision for sales commissions	3,051,217	1,600,643	206,064
Provision for long service payments and staff benefits	1,521,062	468,236	60,280
Payroll payables	47,542	—	—
Others	456,711	558,594	71,912
Total	8,772,162	3,349,865	431,255

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	BANK BORROWINGS

Outstanding balances of bank borrowings as of December 31, 2023 and 2024 consist of the following:

				Weighted	Weighted
				average	average
				interest	interest
				rate	rate
				as of	as of
		Maturity		December 31,	December 31,	Balance as of December 31,
Lender	Type	date	Currency	2023	2024	2023	2024	2024
						HK$	HK$	US$
Standard Chartered Bank (Hong Kong) Limited	Government guaranteed SME loan	Within 10 years or on demand	HK$1	3.625%	3.521%	9,000,000	8,871,262	1,142,072
Total						9,000,000	8,871,262	1,142,072

Note:

(i)	As of December 31, 2023 and 2024, the bank borrowing was under the special 100% loan guarantee of the SME Financing Guarantee Scheme, which was fully guaranteed by the Government of the Hong Kong Special Administrative Region; and
(ii)	The bank borrowings were classified as current liabilities as they were required to be repaid on demand of the bank.

10.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The operating leases primarily consist of leases of office premises in Hong Kong and PRC, and printing machines in Hong Kong.

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Operating lease right-of-use assets
Office premises	11,957,528	5,166,836	665,168
Printing machines	1,398,338	1,309,309	168,558
Operating lease right-of-use assets	13,355,866	6,476,145	833,726

Current operating lease obligation
Office premises	11,107,794	2,473,161	318,390
Printing machines	303,299	363,182	46,754
Total current operating lease obligation	11,411,093	2,836,343	365,144

Non-current operating lease obligation
Office premises	849,734	2,693,675	346,779
Printing machines	1,095,039	946,127	121,803
Total non-current operating lease obligation	1,944,773	3,639,802	468,582

Total operating lease obligation	13,355,866	6,476,145	833,726

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.)

Operating lease expense for the years ended December 31, 2023 and 2024 was HK$572,229 and HK$295,374 (US$38,026), respectively.

The undiscounted future minimum lease payment schedule is as follows:

	As of December 31, 2024
For the years ending December 31,	HK$	US$
2025	3,020,699	388,879
2026	2,161,126	278,220
2027	1,428,297	183,876
2028	148,800	19,156
Total minimum lease payments	6,758,922	870,131
Less: imputed interest component	(282,777)	(36,405)
Lease liabilities recognized in the consolidated balance sheets	6,476,145	833,726

Other supplemental information about the Company’s operating lease as of December 31, 2023 and 2024:

	As of December 31, 2023	As of December 31, 2024
Weighted average discount rate	3.00%	4.56%
Weighted average remaining lease term (years)	2.60	2.48

11.	Related party balances and transactions

Nature of relationships with related parties

Name	Relationship
Starlux Limited	A company under the control by Mr. Jordan Lee
LingXpert Language Services Limited (“Lingxpert”)	A wholly owned subsidiary of Starlux Limited
GreenIPO Limited	A wholly owned subsidiary of Lingxpert
Griffin Group Limited	A company under the control of Mr. Jordan Lee
YHY Holdings Limited	A company under the control of Mr. Jordan Lee
Ren Restaurants Limited	A company under the control of Mr. Jordan Lee

Amount due to related parties consists of the following:

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Due to ultimate controlling shareholders	16,460,422	11,558,995	1,488,085
Total	16,460,422	11,558,995	1,488,085

The amounts due to the related parties are unsecured, interest free with no specific repayment terms. The amount is of non-trade nature.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Related party balances and transactions (cont.)

The related party balances included in accounts payable:

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Lingxpert	1,691,312	16,568	2,133
Total	1,691,312	16,568	2,133

The Company has the following significant related party transaction as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Other income – administrative service fee from:
Lingxpert	63,810	84,000	84,000	10,814
Griffin Group Limited	7,000	—	—	—
YHY Holdings Limited	1,905	—	—	—
Green IPO Ltd	13,905	45,000	66,000	8,497
Ren Restaurants Limited	13,905	240,000	240,000	30,897
Total administrative service fee from related parties	100,525	369,000	390,000	50,208

Translation cost to Lingxpert	4,263,630	4,272,333	3,261,056	419,822

Flim cost to Green IPO Ltd	—	200,000	200,000	25,748

Remuneration to senior management, included in selling and marketing, and general administrative expenses, for the years ended December 31, 2022, 2023 and 2024 were:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Salaries and other short term employee benefits	8,547,537	5,570,189	6,712,435	864,147
Payments to defined contribution pension schemes	54,000	60,000	72,000	9,269
Total	8,601,537	5,630,189	6,784,435	873,416

12.	Disaggregation of Revenue

The following table disaggregates revenue by type of services for the years ended December 31, 2022, 2023 and 2024. All the services provided are recognized at a point in time.

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Integrated IPO financial printing services	16,160,234	34,035,637	32,789,688	4,221,287
Non-IPO financial printing services:
Annual reports	48,860,524	53,021,533	41,608,778	5,356,641
Circulars	10,230,010	8,694,347	8,029,862	1,033,750
Others	21,707,126	19,533,696	21,392,075	2,753,978
Total non-IPO services	80,797,660	81,249,576	71,030,715	9,144,369
Total	96,957,894	115,285,213	103,820,403	13,365,656

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Disaggregation of Revenue (cont.)

The following table sets forth a breakdown of revenue, cost of revenue and gross profit margin by major categories for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the years ended December 31, 2022
	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%
Revenue from Integrated IPO financial printing services	16,160,234	14,978,792	1,181,442	7.3%
Revenue from non-IPO financial printing services	80,797,660	58,868,370	21,929,290	27.1%
Total	96,957,894	73,847,162	23,110,732	23.8%

	For the years ended December 31, 2023
	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%
Revenue from Integrated IPO financial printing services	34,035,637	12,830,143	21,205,494	62.3%
Revenue from non-IPO financial printing services	81,249,576	55,444,139	25,805,437	31.8%
Total	115,285,213	68,274,282	47,010,931	40.8%

	For the years ended December 31, 2024
	Revenue	Cost of revenue	Gross profit	Gross profit	Gross profit margin
	HK$	HK$	HK$	US$	%
Revenue from Integrated IPO financial printing services	32,789,688	11,072,563	21,717,125	2,795,824	66.2%
Revenue from non-IPO financial printing services	71,030,715	50,355,601	20,675,114	2,661,678	29.1%
Total	103,820,403	61,428,164	42,392,239	5,457,502	40.8%

13.	COST OF REVENUE

Cost of revenue consists of cost directly related to revenue generating activities. The following table shows disaggregated cost of revenues by major categories for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Staff cost	23,348,617	22,124,133	24,127,135	3,106,087
Depreciation of property and equipment	529,770	402,421	254,962	32,823
Lease expense	11,021,459	9,964,742	9,553,419	1,229,890
Translation expenses	19,616,221	19,496,992	15,398,955	1,982,434
Printing expenses	11,487,684	10,687,486	6,747,171	868,619
Water and electricity supply expenses	1,711,496	1,688,236	1,502,292	193,402
Repair and maintenance	878,875	901,076	1,188,767	153,040
Others	5,253,040	3,009,196	2,655,463	341,859
Total	73,847,162	68,274,282	61,428,164	7,908,154

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	OTHER INCOME (ERXPENSE)

Other income (expense) consists of the followings:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Government subsidies (note (i))	2,886,365	—	175,688	22,618

Exchange gain (loss) on foreign currency translation, net	153,981	(98,435)	73,322	9,439
Others	112,234	29,200	(77,838)	(10,023)
Total	266,215	(69,235)	(4,516)	(584)

Note:

(i)	For the year ended December 31, 2024, the amount represented to the government subsidies provided by the Hong Kong Government, for eligible technological service and solution projects. The purpose of these initiatives is to motivate companies to improve business productivity and upgrade the business processes. There were no unfulfilled conditions nor other contingencies attached to the government subsidies.

For the year ended December 31, 2022, the government subsidies were granted by a) the Employment Support Scheme (“ESS”) under the Anti epidemic fund from the Hong Kong Government to provide financial support to enterprises. Employers participating in ESS were required to undertake and warrant that they would not implement redundancies during the subsidy. period; and spend all the wage subsidies on paying wages to their employees; b) the Dedicated Fund on Branding, Upgrading and Domestic Sales” (“BUD Fund“) from the Hong Kong Government to assist enterprises in exploring and developing PRC market. Applicants participating in BUD Fund was required to develop brands, upgrading and restructuring their operations and promoting domestic sales in the PRC; and (c) the Distance Business Programme (“D-Biz”) from the Hong Kong Government to support enterprises to adopt information technology solutions to continue their business and services during the epidemic. Applicants participating in D-Biz was required to provide information technology solution and the relevant training expenses to the employees. There were no unfulfilled conditions nor other contingencies attached to the ESS, BUD Fund and D-Biz fund.

15.	TAXES

Income tax

BVI

The Company and Cre8 Investments Limited is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI laws. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Cre8 Hong Kong is incorporated in Hong Kong and subject to Hong Kong Profits Tax on the taxable income as reported in its statutory consolidated financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, Cre8 Hong Kong is exempted from income tax on its foreign-derived income, and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Chuangbafang is governed by the income tax laws of the PRC. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for all domestic enterprises and foreign invested enterprises is 25%. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2023, then the exemption range has been changed to from 75% to 87.5% for the period from January 1, 2023 to December 31, 2024). The policy is effective for the period from January 1, 2019 to December 31, 2024.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	TAXES (cont.)

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Hong Kong profit tax
Current tax expenses	—	—	909,153	117,042
Deferred tax (credit) expenses	(2,666,331)	1,500,878	1,220,451	157,120
Total	(2,666,331)	1,500,878	2,129,604	274,162

The Company’s effective tax rates were as follows:

	For the years ended December 31,
	2022	2023	2024
Income tax rate in the BVI, permanent tax holiday	0%	0%	0%
Hong Kong statutory income tax rate	(16.5)%	16.5%	16.5%
Effect of different tax rates available to different jurisdictions	—	—	(3.9)%
Effect of non-taxable income	(3.5)%	—	(0.1)%
Effect of tax loss not recognized	1.9%	—	—
Effect of valuation allowance	—	—	12.4%
Effect of non-deductible expenses	0.3%	(0.3)%	—%
Effective tax rate	(17.8)%	16.2%	24.9%

Deferred tax

The deferred tax assets which are principally comprised of acceleration of depreciation on property and equipment, allowance for expected credit losses, provision for employee benefits and net operating losses. Significant components of deferred tax were as follows:

	Acceleration of depreciation on property and equipment	Allowance for expected credit losses	Provision for employee benefits	Tax losses	Total	Total
	HK$	HK$	HK$	HK$	HK$	US$
Balance as of January 1, 2022	905,179	—	—	—	905,179	116,065
Recognized in the income statement	(6,463)	—	—	2,672,794	2,666,331	341,881
Less: valuation allowance	—	—	—	—	—	—
Balance as of December 31, 2022	898,716	—	—	2,672,794	3,571,510	457,946
Recognized in the income statement	(29,457)	—	—	(1,471,421)	(1,500,878)	(192,150)
Exchange difference	—	—	—	—	—	(703)
Less: valuation allowance	—	—	—	—	—	—
Balance as of December 31, 2023	869,259	—	—	1,201,373	2,070,632	265,093
Recognized in the income statement	(42,921)	197,559	(173,716)	(147,741)	(166,819)	(21,477)
Exchange difference	—	—	—	—	—	1,479
Less: valuation allowance	—	—	—	(1,053,632)	(1,053,632)	(135,643)
Balance as of December 31, 2024	826,338	197,559	(173,716)	—	850,181	109,452

The Company had losses carried forward in Cre8 (Greater China) amounting to HK$7,281,047 and nil as of December 31, 2023 and 2024, respectively, expected future tax benefit to be derived from these tax losses have been recognized. Tax losses carry forward infinitely. The Company did not recognize any valuation allowance against its deferred tax assets as management believes the Company will be able to fully utilize the assets in the foreseeable future.

The Company had losses carried forward in Chuangbafang amounting to nil and HK$4,214,526 as of December 31, 2023 and 2024, respectively. For financial reporting purposes, the amount of the net deferred tax assets in Chuangbafang has been partially offset by a valuation allowance due to uncertainty regarding the realization of the assets. The management evaluated position taken by the company will “more likely than not” be sustained upon examination by the appropriate tax authority. The Company believes that its income tax filing positions and deductions would be sustained and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain tax positions have been recorded.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	RISKS AND UNCERTAINITIES

Credit risk

The assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Cre8 Hong Kong is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,111) if a bank, which an individual/a company deposits with, fails. As of December 31, 2024, cash balance of HK$12,625,916 (US$1,625,439) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

As of December 31, 2023 and 2024, HK$375,651 and HK$1,221,016 (US$157,191) was deposited with financial institutions located in the PRC, which were not federally insured, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The accounts receivable is short term in nature and the associated risk is minimal. The Company conducts credit evaluations of customers and generally requires certain amounts of deposits after signing the contracts. The Company periodically evaluates the creditworthiness of the existing customers by determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Customers concentration risk

For the years ended December 31, 2023 and 2024, no customers accounted for more than 10% of revenue.

As of December 31, 2023, no customers accounted for more than 10% of accounts receivable. As of December 31, 2024, one customer accounted for 12.2% of accounts receivable.

Vendor concentration risk

For the years ended December 31, 2023, and 2024, no vendor accounted for more than 10% of total cost of revenue.

As of December 31, 2023, three vendors accounted for 25.5%, 24.4% and 13.2% of the total balance of accounts payable, respectively. As of December 31, 2024, four vendors accounted for 29.3%, 22.9%, 15.4% and 10.3% of the total balance of accounts payable, respectively.

Interest rate risk

The Company’s exposure to fair value interest rate risk mainly arises from its fixed deposits with banks. It also has exposure to cash flow interest rate risk which mainly arises from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from the floating rate of non-derivative financial instruments held by the Company, such as cash, at the end of the reporting period, the Company is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	RISKS AND UNCERTAINITIES (Cont.)

Foreign currency risk

Foreign currency risk is the risk of holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$, US$ and RMB, which are the same as the functional currencies of the relevant Company entities. Hence, the currency risk is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the Company monitors the related foreign currency exposures closely to consider the need for hedging.

Market and geographic risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

17.	Shareholders’ equity

Ordinary shares

The Company was incorporated in the BVI as a limited company with limited liability on December 4, 2023. The authorized number of ordinary shares was 200,000 shares with no par value each divided into (i) 180,000 Class A ordinary shares of no par value each and (ii) 20,000 Class B ordinary shares of no par value each.

On August 13, 2024, the Company effected a share split at a ratio of 1-to-1,800. As a result of the share split, the Company now has 360,000,000 authorized ordinary shares with no par value each divided into (i) 324,000,000 Class A ordinary shares of no par value each and (ii) 36,000,000 Class B ordinary shares of no par value each. As a result, 18,000,000 Class A ordinary shares and 4,500,000 Class B ordinary shares issued and outstanding as of the date hereof.

18.	COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company entered certain operating leases for office premises in Hong Kong and PRC for the period ranging from February 2018 to December 2028. The commitments for minimum lease payment under these operating leases as of December 31, 2024 are listed in section “Note 10 — RIGHT-OF-USE ASSETS AND LEASE LIABILITIES”.

Litigation

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, the Company does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the financial position, results of operations or cash flows.

19.	SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2024 up through May 19, 2024, which is the date that these consolidated financial statements are available to be issued. There were no other material subsequent events that require disclosure in these consolidated financial statements.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following presents condensed parent-company-only financial information of Cre8 Enterprise Limited.

Condensed balance sheets

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
ASSETS
Current assets
Cash and cash equivalents	—	90,107	11,600
Total current assets	—	90,107	11,600

Non-current assets
Investment in a subsidiary	8	8	1
Total non-current assets	8	8	1
TOTAL ASSETS	8	90,115	11,601

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Amount due to a fellow subsidiary	17,872	373,429	48,075
Total current liabilities and total liabilities	17,872	373,429	48,075

SHAREHOLDERS’ DEFICIT
Class A ordinary shares, no par value per share, 324,000,000 shares authorized, and 18,000,000 shares issued and outstanding as of December 31, 2023 and 2024*	—	—	—
Class B ordinary shares, no par value per share, 36,000,000 shares authorized, and 4,500,000 shares issued and outstanding as of December 31, 2023 and 2024*	—	—	—
Additional paid-in capital	31,196	31,196	4,016
Accumulated other comprehensive losses	(49,060)	(314,510)	(40,490)
Total shareholders’ deficit	(17,864)	(283,314)	(36,474)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	8	90,115	11,601

*	Retrospectively restated for effect of share recapitalization (Note 1)

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed statements of loss

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Operating expenses:
General and administrative expenses	—	(49,060)	(265,450)	(34,174)
Total operating expenses	—	(49,060)	(265,450)	(34,174)
Loss before income taxes	—	(49,060)	(265,450)	(34,174)
Income tax expense	—	—	—	—
Net loss	—	(49,060)	(265,450)	(34,174)

Condensed statements of cash flows

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Cash flows from operating activities
Net loss	—	(49,060)	(265,450)	(34,174)
Change in operating assets and liabilities:	—	—	—	—
Net cash used in operating activities	—	(49,060)	(265,450)	(34,174)

Cash flows from investing activities
Investment in a subsidiary	—	(8)	—	—
Net cash used in investing activities	—	(8)	—	—

Cash flows from financing activities
Advance from a subsidiary	—	17,872	355,557	45,774
Subscription received from shareholders	—	31,196	—	—
Net cash generated from financing activities	—	49,068	355,557	45,774

Net change in cash and cash equivalents	—	—	90,107	11,600

Cash and cash equivalents at the beginning of the year	—	—	—	—
Cash and cash equivalents at the end of the year	—	—	90,107	11,600

(i) Basis of Preparation

The Company was incorporated under the laws of the BVI as a limited company on December 4, 2023 and as a holding company.

In the condensed parent company only financial statements, the Company’s investment in a subsidiary stated at cost of acquisition in Cre8 Incorporation Limited. Those condensed parent company only consolidated financial statements should be read in connection with the consolidated financial statements and notes hereto.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

(ii) Restricted net assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company only consolidated financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Cre8 Enterprise Limited exceed 25% of the consolidated net assets of Cre8 Enterprise Limited. The Company generates revenues from its wholly owned subsidiary in Hong Kong. The ability of Cre8 (Greater China) Limited in the Hong Kong to pay dividends is not restricted. In this connection, the restricted net assets of the subsidiaries of Cre8 Enterprise Limited do does not exceed 25% of the consolidated net assets of Cre8 Enterprise Limited and accordingly the above condensed parent company only financial information of Cre8 Enterprise Limited is presented for supplementary reference.

As of December 31, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stock or guarantees of the Company, except for those that have been separately disclosed in the consolidated financial statements, if any.

EXHIBIT INDEX

12.1	Certification of the Chief Executive Officer (Principal Executive Officer), pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer), pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cre8 Enterprise Limited

By:	/s/ Sze Ting Cho
Name:	Sze Ting Cho
Title:	Chief Executive Officer

By:	/s/ Chi Kam Ray Lee
Name:	Chi Kam Ray Lee
Title:	Chief Financial Officer

Dated:	May 19, 2025

2