Form 20-F
period 2025-12-31
Cre8 Enterprise Ltd
filed 2026-04-24
CIK 2003977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ________

Commission file number: 001-42759

Cre8 Enterprise Limited

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

1/F, China Building

29 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Sze Ting CHO

Tel: +852 3693 2688

Email:  ir@cre8corp.com

1/F, China Building
29 Queen’s Road Central, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares of no par value	CRE	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,667,500 Class A ordinary shares and 4,500,000 Class B ordinary shares issued and outstanding as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

i

INTRODUCTION

Throughout this annual report, unless the context indicates otherwise, references to “Cre8 Enterprise Limited,” “CRE,” “Cre8 BVI,” “we,” “Group,” “us,” the “Company,” “our,” or “our company,” refer to Cre8 Enterprise Limited, a British Virgin Islands holding company and its subsidiaries, collectively. Unless otherwise indicated, in this annual report, references to:

●	“Amended and Restated Memorandum and Articles of Association” refers to the Amended and Restated Memorandum and the Amended and Restated Articles adopted on August 12, 2024;

●	“Amended and Restated Articles” refers to the amended and restated articles of association of Cre8 BVI adopted on August 12, 2024 and filed with the Registry of Corporate Affairs of the BVI on August 13, 2024;

●	“Amended and Restated Memorandum” refers to the amended and restated memorandum of association of Cre8 BVI adopted on August 12, 2024 and filed with the Registry of Corporate Affairs of the BVI on August 13, 2024;

●	“Articles” refers to articles of association of Cre8 BVI adopted on December 4, 2023;

●	“Board of Directors” refers to the board of Directors of Cre8 Enterprise Limited;

●	“BVI Act” refers to the BVI Business Companies Act, 2004 (as amended);

●	“BVI” refers to the British Virgin Islands;

●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“China” or the “PRC” refers to the People’s Republic of China, including the Hong Kong and Macau Special Administrative Regions of the People’s Republic of China;

●	“Chinese government” or “PRC government” refer to the government of Mainland China;

●	“Class A Ordinary Shares” refers to the class A ordinary shares of Cre8 BVI (as defined below) with no par value;

●	“Class B Ordinary Shares” refers to the class B ordinary shares of Cre8 BVI (as defined below) with no par value;

●	“Cre8 BVI” or “Company” refers to Cre8 Enterprise Limited, a BVI business company with limited liability incorporated under the laws of the BVI, as a holding company, unless otherwise indicated or the context otherwise requires;

●	“Cre8 Incorp” refers to Cre8 Incorporation Limited, a BVI business company with limited liability incorporated under the laws of BVI, and an intermediate holding company wholly-owned by Cre8 BVI;

●	“Cre8 China” refers to Chuangbafang Enterprise Management (Shanghai) Company Limited, a company with limited liability incorporated under the laws of the PRC (as defined below), and a wholly-owned subsidiary of Cre8 BVI through Cre8 Hong Kong;

●	“Cre8 Hong Kong” or “Operating Subsidiary” refers to Cre8 (Greater China) Limited, a company with limited liability incorporated under the laws of Hong Kong, and a wholly-owned subsidiary of Cre8 BVI through Cre8 Incorp;

●	“Controlling Shareholder” refers to Cre8 Investments Limited, a BVI business company with limited liability incorporated under the laws of BVI;

●	“Exchange Act” refers to the Securities Exchange Act of 1934;

●	“FY2023”, “FY2024” and “FY2025” refer to fiscal year ended December 31, 2023, 2024 and 2025, respectively;

●	“GEM” refers to GEM operated by the Hong Kong Stock Exchange;

●	“GEM Listing Rules” refers to the Rules Governing the Listing of Securities on GEM, as amended, supplemented or otherwise modified from time to time;

●	“HKD”, “Hong Kong dollar(s)”, or “HK$” refer to the legal currency of Hong Kong;

●	“HKSFC” refers to the Securities and Futures Commission of Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Hong Kong Stock Exchange” or “Stock Exchange” refers to the Stock Exchange of Hong Kong Limited;

●	“IPO(s)” refers to initial public offering(s), the listing of a company’s shares on the Stock Exchange (as defined above);

●	“Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange (as defined below), as amended, supplemented or otherwise modified from time to time;

●	“Main Board” refers to the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with GEM;

●	“Mainland China” refers to the People’s Republic of China, excluding Taiwan, the Hong Kong Special Administrative Region of the People’s Republic of China, and the Macao Special Administrative Region of the People’s Republic of China;

●	“Memorandum” refers to memorandum of association of Cre8 BVI adopted on December 4, 2023;

●	“Ordinary Shares” refers to Class A and Class B Ordinary Shares;

●	“PRC laws and regulations” or “PRC laws” refers to the laws and regulations of Mainland China;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Second Amended and Restated Memorandum and Articles of Association” refers to the Second Amended and Restated Memorandum and the Second Amended and Restated Articles adopted by a resolution of directors on January 15, 2026;

●	“US$”, “$”, or “U.S. dollars” refer to the legal currency of the United States;

●	“U.S.”, or “United States” refers to the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“We,” “us,” “our,” “the Company” and “Cre8 BVI” are to Cre8 Enterprise Limited, a BVI business company with limited liability incorporated under the laws of the BVI, as a holding company, and does not include its subsidiaries, Cre8 Incorp, Cre8 Hong Kong, and Cre8 China. Where appropriate, we shall refer to the subsidiaries by their legal names, collectively as “our subsidiaries”, or “Operating Subsidiary” when we refer to our operating entity, which is Cre8 Hong Kong, as the case may be, and clearly identify the entity in which investors are purchasing an interest.

Cre8 BVI is a holding company that does not have any material operations of its own, with its operations conducted in Hong Kong through its Operating Subsidiary, Cre8 Hong Kong, using Hong Kong dollars. The reporting currency of Cre8 Hong Kong is Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at the following rates:

	For the years ended December 31,
	2023	2024	2025
Average rate	7.8110	7.7677	7.7833

	As of December 31,
	2023	2024	2025
Year-end spot rate	7.8110	7.7677	7.7833

Disclosure Regarding FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “goal”, “objective”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and “ongoing”, or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our growth strategies;

●	current and future economic and political conditions;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our customer base;

●	our ability to obtain, maintain or procure all necessary government certifications, approvals, and/or licenses to conduct our business, and in the relevant jurisdictions in which we operate;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	overall industry, economic and market performance; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Item 3. Key Information - 3.D. Risk Factors.” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information - 3.D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this annual report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this annual report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business and Operations

Our financial performance may vary from period to period due to (i) our Operating Subsidiary’s project-by-project engagements whereby its customers generally do not enter into long-term service agreements with our Operating Subsidiary; (ii) the timing of completion of the projects by our Operating Subsidiary; and (iii) seasonality.

We, through our Operating Subsidiary in Hong Kong, provide one-stop printing services to our customers who are IPO applicants on a project-by-project basis and the term of engagement generally commensurate with the customers’ IPO applications, expiring upon completion or termination of their IPO applications and thus, their agreements with us are non-recurring by nature. Though we also provide financial printing services to listed companies in Hong Kong for typesetting, proofreading and printing of their compliance documents such as financial reports, public announcements and circulars on a periodic basis, the term of engagement is generally one year and subject to further negotiation upon expiration. Hence, there is no guarantee that these customers will continue to engage our Operating Subsidiary for the same type of services, at the same volume of business, or at all. Our ability to retain existing customers and attract new customers depends on a number of factors such as its marketing strategies, sales coverage, quality of services, market demand for services and the degree of competition in the industry. As such, our financial performance may vary from period to period.

Revenue derived from IPO applicants is generally recognized based on stage of completion. Accordingly, the timing of completion and progress of the projects, which are subject to various factors such as clearance from the relevant regulators in Hong Kong that are beyond our control and may vary from period to period, would ultimately affect our financial performance. Any delay in completion of our Operating Subsidiary’s projects would result in defer or even default payments from customers and thereby, adversely affect its cashflow and results of operations. If the projects cannot be completed after a substantial amount of time and costs have been incurred by our Operating Subsidiary, our results of operations and financial position may be adversely affected.

Our financial and operating performances are also subject to seasonality. Demand for our Operating Subsidiary’s services from listed companies in relation to typesetting, proofreading and printing of results announcements and financial reports is typically higher in March, April, August, and September due to the timing requirement as set out in the relevant Listing Rules. Accordingly, our financial performance during March, April, August, and September, being the peak seasons, may be better than that of the other periods and may not accurately indicate our overall performance of the entire financial year. Although we have taken measures to maintain our Operating Subsidiary’s performance throughout the entire year, such as maintaining sufficient manpower during peak seasons by rescheduling the rosters of our Operating Subsidiary’s staff, prospective investors should be aware of such seasonal fluctuations when making any comparisons of our financial performance.

We rely on our service suppliers to conduct all of the printing and binding/packaging works, delivery of final content outputs and substantially all of the translation works and the performance of these suppliers may affect the quality of our overall services to customers.

Our Operating Subsidiary engages service suppliers for all its printing and binding/packaging works, delivery of final content outputs and substantially all of its translation works for higher operational efficiency and capital saving purposes and our Operating Subsidiary does not operate any printing factory. Generally, the final content outputs are delivered to the customers’ designated locations directly by our printing house suppliers or through third party logistic service providers. Though our Operating Subsidiary has in-house translation team, it is mainly responsible for quality assurance of the translation works done by its translation service providers. In addition, our Operating Subsidiary may engage third party service providers for concept creation and artwork design etc. at times when it does not have sufficient spare capacities.

While we will continue to engage printing and translation service suppliers in the future, we do not have enough control over the operations of our suppliers. We cannot guarantee that we can monitor the service suppliers’ production process as directly and effectively as monitoring our own staff. These suppliers also face operational risks of their own. If they fail to meet our requirements such as the turnaround speed and quality of printing, design or the accuracy of translation works, we may not be able to provide timely and quality services to our customers, especially our Operating Subsidiary operates in a time-sensitive industry. As a result, our Operating Subsidiary may face complaints or claims from its customers and thus, additional costs for settling or defending the claims against it would incur, which would adversely and materially affect our operation, reputation and financial performance.

Moreover, we do not enter into any long-term agreement with our suppliers for their services. We cannot guarantee that we or our Operating Subsidiary will continue to maintain our working relationship with the suppliers. We have no direct control over the prices charged by our suppliers, who usually have their prescribed price lists, which are subject to revision from time to time. We, therefore, cannot guarantee that we and our Operating Subsidiary can secure quotes in similar level from our suppliers in the future. If our Operating Subsidiary’s suppliers are not available or refuse to provide services to our Operating Subsidiary or increase the contracting prices substantially which may not be passed on to customers who have already fixed their contract price with our Operating Subsidiary, and if we are unable to engage alternative service providers at a reasonable price, our operation, business, reputation and profitability will be adversely affected.

Our final billings to our customers may differ from the initial quotations which may cause disagreements between customers and us.

Our pricing policy is generally on a cost-plus basis and does not contain price adjustment provisions in our service agreements with customers. Normally, the out of pocket expenses are initially borne by our Operating Subsidiary and are billed to its customers as reimbursements. In most projects, the final documents are generally different from the specification as set forth in the service agreements, especially the number of pages and the quantity of printed documents. In addition, it is not uncommon for customers to request for additional items such as additional color pages, overseas courier, overtime services and urgent printing services. Since the additional service fees for additional services cannot be ascertained until the completion of respective projects, the final billing to customers with additional items and services may differ significantly from the amount as stated in the agreement.

It is our general policy that, prior to rendering the additional services requested by the customers, its sales personnel or account servicing team will obtain the consents and/or written confirmation from the customers for charging such additional services based on list of prices for additional services as set out in the initial service agreements and/or initial quotations. However, we cannot assure you that our customers will not raise any dispute over final billing. Any prolonged period of such dispute may adversely affect our cash flows and result of operations.

We may be adversely affected by the losses or liabilities arising from leakage of confidential or inside information or substantial errors in respect of documents handled by our Operating Subsidiary.

It is the ordinary course of our Operating Subsidiary’s business to handle confidential and inside information of our customers, for instance, the financial reports, announcements or circulars of listed companies and the release of which may affect the customers’ share price. Our Operating Subsidiary is also usually entrusted by the listed companies to upload this information onto the website of the Stock Exchange for and on their behalf at a designated time slot. As such, any inadvertent errors made by our Operating Subsidiary, when handling, processing and uploading the confidential or inside information of its customers may result in early or delay in release of such information or substantial errors in its content outputs, which may mislead or cause losses to the readers and prospective investors of its customers.

Although we and our Operating Subsidiary have adopted stringent internal procedures to protect the integrity and confidentiality of the information that we handle, there is no assurance that the procedures can completely eliminate the risks of making substantial errors or leakage of confidential information of our customers and our services will be free from human errors. There is also no assurance that no leakage of confidential or inside information would arise from the breach of confidentiality by our employees or suppliers or the deficiency in the information technology system. If any substantial errors are made in the documents our Operating Subsidiary processed and delivered or any confidential or inside information is leaked, we and our Operating Subsidiary might be exposed to investigations by relevant regulatory authorities and other liabilities, complaints or claims from our customers, which may adversely affect our customers’ confidence on our services, reputation, and ultimately our business and financial position.

We and our subsidiaries may face financial or reputational loss due to inadvertent errors occurred in our business operations.

Substantial errors in desktop publishing and/or in-house translation may lead to material misstatements in documents that our Operating Subsidiary handles, such as results announcements and financial reports; corporate announcements and shareholder circulars of our listed company customers; and IPO prospectuses of our IPO applicant customers and debt offering circulars of companies listed. Our Operating Subsidiary generally communicates with its customers and suppliers via e-mails. As such, mis-direction of e-mail messages to unintended recipients may result in leakage of confidential or inside information of its customers. Notwithstanding its internal control measures, our Operating Subsidiary may still be exposed to liabilities arising from any such inadvertent errors, such as complaints or legal actions, and our reputation and financial position may be materially and adversely affected as a result.

We do not own our own business premises for carrying out our business and thus, we are exposed to the risks relating to fluctuations in the commercial building rental market.

As an integrated financial printing service provider for target customers including IPO applicants, listed companies and private companies in the capital market in Hong Kong, our Operating Subsidiary, Cre8 Hong Kong, is usually entrusted by our customers to deliver printed documents to the Stock Exchange within a tight schedule. It also provides meeting facilities in its business premises for its customers. Hence, we consider that it is imperative for our Operating Subsidiary to have its own business premises located in the prime location in Hong Kong, which are in proximity to the office of the Stock Exchange and the offices of its customers and/or their professional advisers such as sponsors, financial advisers, lawyers and accountants.

Our Operating Subsidiary’s current business premise is located in a grade A commercial building in the central business district in Hong Kong and is rented to it by an independent third party. As such, it is exposed to the risk on rental fluctuations of grade A commercial buildings in Hong Kong from time to time. If there is any significant increase in the rental expenses for the leased business premises, we may experience substantial increases in its operating costs and as a result, our business, results of operations, financial position and prospects may be materially and adversely affected.

There is no assurance that the landlord will not terminate the tenancy of our current business premises before the expiration of the tenancy. If the landlord terminates the tenancy with our Operating Subsidiary or refuses to renew the tenancy upon expiration, our Operating Subsidiary’s renovation costs incurred on its current business premises may be written off, and it may need to incur relocation and renovation costs, or it may fail to secure a suitable alternative location at all. In such event, our business operations will be materially disrupted and our results of operations and financial performance will be adversely affected.

Any unexpected and prolonged disruption to access to our business premises may adversely affect our business.

As we have only one business premise in Hong Kong, if there is any unexpected and prolonged disruption of usage or access to this business premise, such as fire or power failure and we cannot timely relocate the business premise to another suitable location with well-equipped facilities, the normal operation of will be disrupted. As such, our business, results of operations and financial position will be adversely affected.

Our Operating Subsidiary does not maintain any insurance to cover claims for loss or damage to its final content outputs during delivery.

The printing and delivery of final content outputs is generally carried out by our Operating Subsidiary’s suppliers such as printing houses and logistic service providers. Neither we nor our Operating Subsidiary maintains any insurance for any loss or damage to the final content outputs during delivery. There is no assurance that these printing houses or logistic service providers have maintained sufficient insurance to cover the final content outputs printed and/or delivered by them. As such, our customers may bring liability claims against us if there is loss or damage to the final content outputs during delivery or damages are incurred from untimely delivery. Any such claims, regardless of whether they are ultimately successful, may cause us and our Operating Subsidiary to incur litigation costs, harm our business reputation and disrupt our operations. If any such claims are ultimately successful, we may be required to pay for the damages. Our business, results of operations and financial condition may, therefore, be materially and adversely affected.

We face possible infringement of our intellectual property rights, which could harm our business and competitive position.

We regard our trademarks, domain names and other intellectual properties as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights.

As concerns intellectual property laws, our trademark “cre8” is duly registered in Hong Kong under the Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) as our Directors consider that our success depends to a certain extent on our ability to maintain our proprietary interest in our trademark and our website as well as our ability to defend ourselves against potential infringement claims by any third party. The trademark “cre8” also represents our brand name, which is used by us and our subsidiaries in carrying out our sales and marketing activities to attract new customers and retain our existing customers.

Although we have taken steps to protect our trademark rights and have resolved a prior dispute involving the use of a similar mark by a third party in Hong Kong, there can be no assurance that similar disputes will not arise again in the future. Any unauthorized use of our trademarks or other intellectual property by third parties, including suppliers, customers or competitors, may harm our reputation, dilute our brand and adversely affect our business.

Apart from registration of our trademark, we also rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively enforce our contractual rights.

Hence, despite we use our best endeavors to protect our intellectual property rights, there is no assurance that our measures are adequate or that we will always be able to identify cases of infringement such as unauthorized use of our trademarks by any third party including our suppliers, customers, and competitors, where such unauthorized use may lead to negative publicity in relation to our reputation and brand name.

Preventing any unauthorized use of our intellectual properties is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We rely on market recognition of our “Cre8” brand and face risks associated with negative publicity.

We believe that the continued growth and success of our group, rests in part with our ability to protect and enhance the value of our brand. This depends largely on the effectiveness of our marketing efforts. However, our efforts to build our brand may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

There is no assurance that we will continue to be successful in maintaining our brand visibility. In the event that there are incidents resulting in adverse publicity against us or our brand, our market recognition and reputation may deteriorate, thereby materially and adversely affecting our business, results of operations and prospects.

We rely on the continuing efforts of our senior management team. If one or more of our key executives were unable or unwilling to continue in their present position, our business may be severely disrupted.

We rely on the continued commitment, knowledge and experience of our senior management team for developing our business plans, managing our operations, ensuring the quality of our services provided through our Operating Subsidiary and maintaining our working relationships with customers and suppliers. With the support of our senior management, they are primarily responsible for our vision, strategies and overall management. Moreover, certain customers originated from the business networks and relationships maintained by our Directors.

While we provide a variety of attractive incentives to our management members, we cannot assure you that we can continue to retain their services. We cannot assure you that our existing senior management members will not terminate their employment with us in the future. In addition, we do not have any key man insurance for our senior management members and/or executive officers or key employees. Should any of one or more of our key executives were unable or unwilling to continue their positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain key personnel. In addition, there is no assurance that any member of our senior management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in enforcing the non-compete undertaking in their employment contracts with us.

Our Operating Subsidiary may face difficulties in recruiting and retaining experienced staff at stable salary levels.

As we conduct our operations and provide services to customers through our Operating Subsidiary in Hong Kong, we rely on our experienced staff to provide integrated financial printing services. In particular, our Operating Subsidiary requires quality services of our employees from different professions, such as translation and artwork design on our operations, which is usually trained through on-the-job experience. The demand for these experienced staff by our competitors and us in the financial printing industry is usually high. Our Directors notice that it is an industry norm that experienced staff are poached from time to time. The turnover of these experienced staff is also contributed by the working conditions which include long working hours and reporting duties on shifts, which is due to the nature of our business.

Hence, our Directors are of the view that the ability to recruit and retain experienced staff is crucial to the stability and expansion of our Operating Subsidiary’s operations. Although we had not experienced any material difficulties in recruiting and/or retaining employees for FY2023, FY2024, and FY2025, there is no assurance that we are able to recruit and retain the appropriate talent to support our operations at all times. As such, any material difficulties in recruiting and/or retaining experienced employees in the future may cause a shortage of manpower, delay our Operating Subsidiary’s operations and/or affect the quality of its services, which may materially and adversely affect our results of operations, reputation and financial performance.

Our financial performance may also be adversely affected by the increasing staff costs, in particular when we have to offer further competitive remuneration packages and benefits to our experienced staff in order to retain them. Hence, there is no assurance that we are able to maintain the staff cost at a similar level as that in FY2023, FY2024, and FY2025. Moreover, we cannot assure that we are able to pass on the increased cost to customers in part or in full. Therefore, any significant increase in staff costs may have a material and adverse effect on our results of operations and financial performance.

We and our subsidiaries are susceptible to information technology infrastructure failure caused by server failure and/or unexpected network interruptions, security breaches, attacks by hackers, computer viruses, or natural or man-made disasters.

Our daily operations depends significantly on the reliability of our information technology infrastructure, which involves the use of Internet connection to (i) make e-Submissions to the Stock Exchange for and on behalf of some customers including IPO applicants and listed companies; (ii) upload documents to the website of the Stock Exchange and/or the website of individual customers; and (iii) communicate with customers and suppliers, amongst other activities, as well as data on the servers. Any failure of Internet connection or server due to the occurrence of fires, floods, hardware and software failures, power loss, telecommunication failure, data leakage, hacking and break-ins, cyber-attacks, terrorist attacks or other natural or man-made disasters would suspend or adversely disrupt our and our Operating Subsidiary’s operations and the continuous provision of its services. As our Operating Subsidiary operates in a time-sensitive industry, any such suspension or disruption of its operations may negatively affect its customers’ confidence in its ability to deliver its services in a timely manner. Our reputation and financial performance may be adversely affected as a result.

Our Operating Subsidiary also routinely handles confidential information, including inside information of its customers and rely on the integrity of its IT system to preserve confidentiality and security. Apart from server failure that may lead to any loss of data, our servers may be vulnerable to unauthorized access, hacking, computer vandalism and other forms of data theft, which may lead to leakage of confidential and/or price-sensitive information to unauthorized third parties. Such vulnerability may occur in the event of any malfunctions in relation to the security of our IT infrastructure, such as a firewall breakdown. As such, we and our subsidiaries are exposed to the risk of liabilities, such as complaints or legal actions, arising from any such leakage or loss of data or delay in provision of our services, and our reputation and financial position may be materially and adversely affected as a result.

Our business operation is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers.

As we conduct our operations and provide services to customers through our Operating Subsidiary in Hong Kong, our operations involve transmission, handling, publication and temporary storage of data, confidential and inside information of customers. Hence, our subsidiaries’ information technology infrastructure is susceptible to cyber-attacks and cyber incidents and the threats thereof. Cybersecurity risks could include, but are not limited to, malicious software, attempts to gain unauthorized access to data and the unauthorized release, corruption or loss of data and personal information, interruptions in communication, loss of intellectual property or theft of sensitive or proprietary technology, loss or damage to data delivery systems, or other electronic security, including those with our properties and equipment.

These cybersecurity risks could:

●	disrupt our Operating Subsidiary’s operations and damage our Operating Subsidiary’s information technology systems;

●	leak out confidential and inside information of our customers;

●	negatively impact our ability to compete;

●	enable theft or misappropriation of funds;

●	cause loss, corruption or misappropriation of proprietary or confidential information, expose us to litigation; and

●	result in damage to our reputation, downtime, loss of revenue, and increased costs to prevent, respond to or mitigate cybersecurity events.

If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers, as sensitive or confidential customer data could be accessed by unauthorized persons or open to the general public, and adversely impact our customers. Likewise, any data breaches by our former and current employees and others who have access to our systems may pose a risk to the service provided by our Operating Subsidiary, employee relationships and our reputation.

While we continue to make efforts to evaluate and improve our information technology infrastructure, particularly the effectiveness of our security program, procedures and systems, it is possible that our business, financial and other systems could be compromised, which could go unnoticed for a prolonged period of time. There can be no assurance that the actions and controls that we implements, or which we cause third-party service providers to implement, will be sufficient to protect the information technology infrastructure. Additionally, customers and suppliers upon whom we rely on face similar threats, which could directly or indirectly impact our business and operations. The occurrence of a cyber-incident or attack could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

We and our subsidiaries may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, processing, retention, use, disclosure, and transfer of confidential and sensitive information, including personal information and other data. These laws and regulations, such as the Data Protection Act, 2021 under the laws of BVI and the Measures for Cybersecurity Review under the laws of PRC, apply not only to third-party transactions, but also to transfers of information within our organization, which relates to our investors, employees, contractors and other counterparties. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

We may be unable to implement our future plans successfully.

We may be unable to implement our strategies and future plans according to our timetable, or at all, due to factors beyond our control, such as regulatory changes. There is no assurance that our future plans will materialize and generate revenue as planned. Further, any growth in revenue generated by our future plans may be outpaced in the short term by costs incurred in relation to expansion of our office, human resources and IT resources, and our operations and financial position may be adversely affected as a result.

We recently completed the acquisition of Upperhand Investment Limited and its Japanese operating subsidiary, UPPERHAND Japan Limited. The integration of this new subsidiary into our existing operations involves risks that could adversely affect our business, financial condition, and results of operations.

On March 10, 2026, Cre8 Incorporation Limited, our wholly-owned BVI intermediate holding company, entered into a share purchase agreement to acquire 100% of the issued and outstanding shares of Upperhand Investment Limited (“Upperhand”), a BVI holding company whose wholly-owned Japanese operating subsidiary, UPPERHAND Japan Limited, provides integrated financial printing services in Japan. The consideration for the acquisition was US$200,000, paid in full on March 17, 2026, with legal title to the shares of Upperhand transferred to Cre8 Incorporation Limited on April 1, 2026.

The successful integration of Upperhand and its Japanese operating subsidiary into our group presents a number of risks. We have no prior experience operating in Japan, and our management’s attention and resources may be diverted from our existing Hong Kong operations to address integration challenges. We may encounter difficulties in harmonizing business cultures, operational systems, compliance processes, and financial reporting practices across jurisdictions. We may also fail to realize the strategic and financial benefits we anticipate from the acquisition on the timeline expected, or at all. Any of these risks could adversely affect our business, financial condition, and results of operations.

We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

We and our subsidiaries may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:

●	substantial payments to satisfy judgments, fines or penalties;

●	substantial outside counsel legal fees and costs;

●	additional compliance and licensure requirements;

●	loss of productivity and high demands on employee time;

●	criminal sanctions or consent decrees;

●	termination of certain employees, including members of our executive team;

●	changes to our business model and practices; and

●	damage to our brand and reputation.

As of the date of this annual report, Cre8 Hong Kong is involved in certain legal proceedings arising in the ordinary course of business. On October 27, 2022, Cre8 Hong Kong filed a lawsuit against a Hong Kong company in connection with the alleged infringement of one of Cre8 Hong Kong’s service marks. That matter has since been resolved. On January 14, 2025, Cre8 Hong Kong, as the plaintiff, filed a lawsuit against a customer who defaulted on its payment obligation, claiming HK$3,635,000 (approximately US$466,820) for outstanding payments due for printing services provided by Cre8 Hong Kong. This matter remains ongoing.

Due to uncertainties inherent in litigation, it is not possible for us to predict the duration or final outcome of the legal proceedings against the defendant or to determine the amount of damages, if any, that may be awarded. To the best knowledge of our management after making all reasonable enquiries, these proceedings are not likely to have material adverse effect on our business, financial condition or operation. Furthermore, we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations. However, any such matters, regardless of whether such matters are against us or filed by us, could have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of the Class A Ordinary Shares.

Prior to the initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended December 31, 2025, 2024, and 2023, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to: (1) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements, and (2) our lack of internal audit function to establish formal risk assessment process and internal control framework.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) engaging qualified financial and accounting advisory team, external consultants, and additional staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function, to further improve the efficiency and quality of our financial reporting, and to establish a comprehensive policy and procedure manual; (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance; and (iii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Risks Related to Doing Business in the Jurisdictions in Which We Operate

Substantially all of our operations are conducted by our wholly-owned Operating Subsidiary in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our Operating Subsidiary’s business and may intervene or influence our Operating Subsidiary’s operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our Operating Subsidiary’s ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Chinese legal and regulatory system cannot be certain.

We conduct our operations and provide integrated financial printing services to customers through Cre8 Hong Kong, our wholly-owned Operating Subsidiary in Hong Kong, a special administrative region of the PRC. Although we have established a representative office in Mainland China, Cre8 China, solely for marketing and customer support purposes, and some of our customers, including IPO applicants and listed companies, are PRC entities with shareholders or directors who are PRC citizens, we do not have substantive operations in Mainland China. Furthermore, pursuant to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), PRC laws and regulations do not automatically apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. PRC laws and regulations that may be listed in Annex III are currently limited to those that fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. In other words, as the PRC laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III of the Basic Law, they do not apply directly to Hong Kong entities.

However, owing to long-arm provisions under the current PRC laws and regulations, there remain regulatory and legal uncertainties with respect to the applicability, interpretation and implementation of laws and regulations of Mainland China to Hong Kong entities and individuals. As a result, we may be subject to certain legal and operational risks associated with our Operating Subsidiary being based in Hong Kong, despite the fact that we only have immaterial, non-substantive operations in Mainland China. As such, even though our operations are substantially conducted in Hong Kong, we cannot guarantee that the PRC government will not implement the laws of Mainland China on Hong Kong entities and individuals and exercise significant direct influence and discretion over the operation of our Operating Subsidiary in Hong Kong in the future. There is no guarantee that such implementation of PRC laws and regulations will not have a material and adverse impact on our business, financial condition and results of operations, due to changes in economic, political, legal or social conditions, government policies, or any other unforeseeable reasons.

If we or our Operating Subsidiary in Hong Kong were to become subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we and subsidiaries would face the risks and uncertainties associated with the legal system in Mainland China, including whether and when we would need to adapt to comply with all applicable laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to Hong Kong-based companies like us, given the substantial operations of our Operating Subsidiary in Hong Kong and the PRC government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in Mainland China are constantly evolving. Their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties for Hong Kong-based entities like us to be compliant should we become subject to any such laws and regulations. They may change and update quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiary’s operations in Hong Kong at any time, which could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our Operating Subsidiary’s arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may also involve substantial uncertainty. The interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may have a retrospective effect and there may be delays in when the accompanying statutory guidance would be published. Our business may be affected if we rely on laws and regulations that are subsequently adopted or interpreted in a manner different from our legal team and PRC counsel’s understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. As such, we cannot predict what effects the updated interpretation of existing PRC laws and regulations or those of new PRC laws or regulations may have on our business and operations.

The PRC laws, regulations and other government directives may also be costly for Hong Kong entities that are previously not subject to such regulations to comply with, and such compliance or any associated inquiries or investigations or any government actions may:

●	delay or impede our and our subsidiaries’ development;

●	result in negative publicity or increase our and our subsidiaries’ operating costs;

●	require significant management time and attention; and

●	subject our Company and/or our subsidiaries to remedies, administrative penalties and even criminal liabilities that may harm our and/or our subsidiaries’ business, including fines assessed for our and our subsidiaries’ current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In addition to these statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review, the PRC Personal Information Protection Law and the Draft Rules on Overseas Listing published by CSRC on December 24, 2021, also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers.

Based on the PRC laws, rules, and regulations currently in effect as of the date of this annual report, we believe we are not currently required to obtain any approvals or permissions from the PRC government or relevant PRC authorities to maintain our listing on the Nasdaq Capital Market. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our and our subsidiaries’ operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong, and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiary in Hong Kong. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our expansion into new geographic markets and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that may restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for the services provided by our Operating Subsidiary, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

If we and our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related thereto and we and our subsidiaries are unable to comply with such PRC laws and regulations, our financial condition, and results of operations may be materially and adversely affected.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, data protection and overseas offering. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law,” or the “PIPL,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the Cyberspace Administration of China (the “CAC”); (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc. On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. CAC has said that under the proposed rules companies holding data on more than one million users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.”

Although Cre8 Hong Kong, our Operating Subsidiary in Hong Kong, may collect and store certain data (including certain personal information) from its customers, some of whom may be individuals from or residing in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering), as confirmed by our legal advisors, we and our Operating Subsidiary will not be deemed to be an “operator of critical information infrastructure” or an “data processor” carrying out data processing activities, and we do not expect to be subject to cybersecurity review by the CAC for our operations and listing on the Nasdaq Capital Market, given that (i) we conduct our operations through our Operating Subsidiary in Hong Kong. Our Operating Subsidiary is incorporated and operating in Hong Kong. It is unclear whether the Measures for Cybersecurity Review (2021) is applicable to a Hong Kong company. We only have immaterial, non-substantive operations in Mainland China, Cre8 China, for the sole purposes of marketing and customer support, and Cre8 China does not generate any revenue at all; (ii) as of the date of this annual report, our Operating Subsidiary has in aggregate collected and stored the personal information of less than one thousand individuals in Mainland China only and our Operating Subsidiary has acquired the clients’ separate consents for collecting and storing of their personal information and data; (iii) Cre8 Hong Kong does not place any reliance on collection and processing of any personal information to maintain its business operation; (iv) data processed in the business of Cre8 Hong Kong should not have a bearing on national security nor affect or may affect national security; (v) all of the data our Operating Subsidiary has collected is stored in servers located in Hong Kong; and (vi) as of the date of this annual report, neither we nor our Operating Subsidiary has been informed by any PRC governmental authority of being classified as “operator of critical information infrastructure” or “data processor” that is subject to CAC cybersecurity review or a CSRC review.

However, given the recent issuance of the above PRC laws and regulations related to cybersecurity and data privacy, the interpretation and implementation of these laws and regulations may be subject to revisions and we cannot rule out the possibility that any PRC governmental authorities may subject us and our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and our subsidiaries, we cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect the business of our subsidiaries in Hong Kong, and our financial condition and results of operations.

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the CSRC, the CAC, or other PRC governmental authorities in connection with our IPO or future follow-on offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures (the “Trial Administrative Measures”) and five supporting guidelines, which came into effect on March 31, 2023. The Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China.

On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that (a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, (b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

Based on the laws and regulations currently in effect in the PRC as of the date of this annual report, we and our Operating Subsidiary in Hong Kong, Cre8 Hong Kong, are not required to obtain any permissions or approvals from Hong Kong authorities nor any PRC authorities to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC for the following reasons: (i) we are headquartered in Hong Kong, with our officers and all members of the Board of Directors based in Hong Kong who are not Mainland China citizens; (ii) we do not have any VIE structure and has only immaterial, non-substantive operations in Mainland China, nor is it controlled by any companies or individuals of Mainland China; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our subsidiaries in Hong Kong, and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). As of the date of this annual report, neither the CAC, the CSRC nor any other PRC regulatory agency or administration has contacted the Company in connection with the Company’s or our Operating Subsidiary’s operations or our listing.

However, given the uncertainties arising from the legal systems in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and the scope of enforcement of the Trial Administrative Measures, the PIPL, and other relevant PRC data privacy, cybersecurity laws and regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain and unpredictable what the potential impacts of any such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the listing of our Class A Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are recently issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements, or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the abovementioned situations applies to us.

We are currently not required to obtain permissions or approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities. Specifically, we are currently not required to obtain any permissions or approvals from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. However, we cannot assure you that we will not be subject to the regulation of relevant PRC regulatory authorities in the future. Nor can we guarantee that we will continue to comply with potential additional requirements, if any, in a timely manner. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented. As such, the current interpretation of relevant PRC laws and regulations provided by our PRC counsel may not be consistent with that of the relevant PRC governmental authority. If we were deemed as an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are later deemed to be applicable to us, then our business operations and the listing of our Class A Ordinary Shares in the U.S. could be subject to potential cybersecurity reviews by the CAC. In the event that we are subject to any such mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we could be further required to suspend our relevant business, shut down our website, or face other kinds of penalties that could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, the Measures for Cybersecurity Review (2021), and the PIPL become applicable to us or our Operating Subsidiary in Hong Kong, our operation and the listing of our Class A Ordinary Shares in the U.S. could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase our operating costs, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there was such significant change to the current political arrangements between Mainland China and Hong Kong, or any changes in the PRC laws, regulations, or interpretation or applicability of existing laws, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it would take for us to obtain such approval, and, even if we obtained such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to refrain from conducting any future offerings. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for future offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our and our Operating Subsidiary’s business.

Although we and our subsidiaries are not subject to cybersecurity review by the CAC nor any other PRC authorities for our continued listing on the Nasdaq Capital Market or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong, because all of our operations take place in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) the power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities to maintain our continued listing. However, if we or our Operating Subsidiary violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Our financial condition, results of operations, the value of our Ordinary Shares and/or our ability to continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to us and our subsidiaries.

Substantial part of our operations are conducted by our Operating Subsidiaries in Hong Kong. We and our subsidiaries do not have any operation, maintain office or personnel or physical presence in Mainland China, nor currently do we have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China. However, we and our Operating Subsidiaries in Hong Kong are subject to certain legal and operational risks associated with two of Operating Subsidiaries being based in Hong Kong, having all of their operations to date in Hong Kong, and having existing or potential clients that are companies based in Mainland China or have shareholders or directors that are Mainland China individuals.

There is no guarantee that if certain existing or future PRC laws become applicable to us and our subsidiaries, they will not have a material adverse impact on the business of our subsidiaries in Hong Kong, our financial condition and results of operations and/or our ability to continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law, national laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and are applied locally by promulgation or local legislation. National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs, as well as other matters outside the limits of the autonomy of Hong Kong. PRC laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and, thus, they may not apply directly to Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation may be revised from time to time. To the extent any PRC laws and regulations become applicable to us and our subsidiaries, we and our subsidiaries may be subject to the risks associated with the legal system in Mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations, which could materially and adversely affect our financial condition and results of operations.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In the event of a significant change to current political arrangements between Mainland China and Hong Kong, or any changes in the PRC laws, regulations, or interpretation or applicability of existing laws, and, in such event, if we are required to obtain such permissions or approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’s operations and/or our ability to continue to offer our securities.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law guarantees Hong Kong a high degree of autonomy, which ensures Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if there were any changes in relation to the political arrangements that allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiary’s business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with the customers.

There are political risks associated with conducting business in Hong Kong.

A substantial part of our operations is in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive a substantially all of our revenue from operations in Hong Kong. Accordingly, the business operations and financial conditions of our subsidiaries will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our business operations. Given the relatively small geographical size of Hong Kong, any of such incident may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”, meaning that Hong Kong is exclusively in charge of its internal affairs and external relations while the PRC government is responsible for Hong Kong’s foreign affairs and defense. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since all of our Operating Subsidiary’s operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences - secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security - and their corresponding penalties. In response, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the former and current HKSAR chief executive Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law”. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If we or our subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our subsidiary’s business operations, financial position and results of operations could be materially and adversely affected.

These regulations, along with other recent actions, may represent an escalation in political and trade tensions involving the U.S, Mainland China and Hong Kong, which could potentially harm our business. Our revenue is also susceptible to the ongoing incidents or factors that affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our operating subsidiary’s business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our operating subsidiary’s business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

Our recent acquisition of Upperhand Investment Limited exposes us for the first time to the legal, regulatory, and business environment of Japan, which differs materially from the environments in which we currently operate, and our failure to comply with applicable Japanese laws and regulations could result in material adverse consequences.

Following the closing of the acquisition of Upperhand Investment Limited on April 1, 2026, we have, through our newly acquired subsidiary UPPERHAND Japan Limited, commenced operations in Japan for the first time. Japan has a complex regulatory environment that differs materially from that of Hong Kong and the British Virgin Islands, and our management and compliance infrastructure have not previously been required to address Japanese regulatory requirements. Our Japan operations are, or may become, subject to a broad range of Japanese laws and regulations, including those governing business licensing and registration, employment and labor relations, data privacy and protection, corporate governance, consumer protection, and anti-monopoly regulation. Compliance with these requirements will impose additional costs and demands on our management team. Any failure to comply with applicable Japanese laws and regulations, whether due to inadvertence, resource constraints, or evolving regulatory interpretations, could result in administrative sanctions, civil liability, reputational harm, compelled changes to our business practices, or other adverse consequences that could materially and adversely affect our business, financial condition, and results of operations.

Our international operations involve special risks.

We are headquartered in Hong Kong, with presence in Japan after the acquisition of Upperhand and representative office in Mainland China. Our international presence involve financial and business risks that differ from or are in addition to those faced by our Hong Kong operations, including:

●	cultural and language differences;

●	limited brand recognition;

●	different employment laws and rules, employment or service contracts, and social and cultural factors that could result in employee turnover, lower utilization rates, higher costs and cyclical fluctuations in utilization that could adversely affect financial and operating results;

●	foreign currency disruptions and currency fluctuations between the Hong Kong dollar and foreign currencies that could adversely affect financial and operating results;

●	different legal and regulatory requirements and other barriers to conducting business;

●	greater difficulties in resolving the collection of receivables when legal proceedings are necessary;

●	greater difficulties in managing our non-Hong Kong operations, including client relationships, in certain locations;

●	disparate systems, policies, procedures and processes;

●	failure to comply with the FCPA and anti-bribery laws of other jurisdictions;

●	higher operating costs;

●	longer sales and/or collections cycles;

●	potential restrictions or adverse tax consequences for the repatriation of foreign earnings, such as trapped foreign losses and importation or withholding taxes;

●	different or less stable political and/or economic environments;

●	conflicts between and among the Hong Kong and countries in which we conduct business, including those arising from trade disputes or disruptions, the termination or suspension of treaties, or boycotts; and

●	civil disturbances or other catastrophic events that reduce business activity.

If we and our subsidiaries are not able to quickly adapt to or effectively manage our operations in geographic markets outside Hong Kong, our business prospects and results of operations could be negatively impacted.

Failure to comply with laws and regulations applicable to our business could subject us and our subsidiaries to fines and penalties and could also cause us to lose customers or otherwise harm our business.

The our business could be subject to regulation by various governmental agencies in Japan and Mainland China, in addition to Hong Kong, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as corporate law, data privacy laws and regulations, intellectual property laws, employment and labor laws, workplace safety, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us and our subsidiaries to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or business partners;

●	termination of contracts; and

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations;

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

Fluctuations in the exchange rate between the Japanese yen and the Hong Kong dollar or the U.S. dollar could adversely affect the value of revenues, assets, and distributions derived from our Japan operations and materially and adversely affect our results of operations and financial condition as reported in U.S. dollars.

Prior to the acquisition of Upperhand Investment Limited, substantially all of our revenues and expenses were denominated in Hong Kong dollars, which is pegged to the U.S. dollar at a rate of approximately HK$7.80 per US$1.00. Following the Closing, revenues and expenses attributable to UPPERHAND Japan Limited will be denominated in Japanese yen. The exchange rate between the Japanese yen and the Hong Kong dollar or the U.S. dollar may fluctuate significantly and is affected by factors beyond our control, including interest rate differentials, monetary policies of the Bank of Japan and the U.S. Federal Reserve, inflation levels, general economic conditions, and geopolitical events. Any depreciation of the Japanese yen relative to the U.S. dollar would reduce the U.S. dollar value of revenues, earnings, and assets attributable to our Japan operations, and could materially and adversely affect our results of operations and financial condition as reported in this annual report and in future filings. We do not currently maintain any currency hedging arrangements with respect to our yen-denominated exposures, and there can be no assurance that we will implement any such arrangements in the future.

Risks Related to the Industry in which We Operate

We conduct our operations through our Operating Subsidiary in Hong Kong. Our business performance is highly influenced by the conditions of capital and financial market in Hong Kong. Unfavorable market and economic conditions and the material deterioration of the political and regulatory environment in Hong Kong and Mainland China, could materially and adversely affect our business, financial condition, prospects, and results of operations.

All our business operations are carried out in Hong Kong. As a financial printing service provider for the capital market sectors of Hong Kong, our results of operations and prospects are highly susceptible to any development of change in government policies, as well as economic, social, political and legal development in Hong Kong. Events with adverse impacts on investors’ confidence and risk appetites, such as riots or mass civil disobedience movements and general deterioration of the local economy, may lead to a reduction in investment or trading activities and in turn our business performance. Any change in the Hong Kong local economic, social and political environment, all of which are beyond our control, may lead to a prolonged period of sluggish market activities which would in turn have material adverse impact on our business.

The capital market and the economic conditions in general of Hong Kong are highly sensitive to conditions of the capital markets, political, social and economic conditions in Mainland China. When there are unfavorable changes to the global or local market conditions, the capital market and the economy in Hong Kong may experience negative fluctuations in its performance. Any prolonged slowdown in the Chinese economy may affect potential clients’ confidence in the capital market as a whole and have a negative impact on our business as a whole, the demand for our printing services, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and the results of operations.

We face intense competition in the financial printing services industry in Hong Kong, and if we do not compete effectively, our results of operations and business prospects may be adversely affected.

We primarily compete in the integrated financial printer market in Hong Kong, which is highly competitive. New competitors that seek to enter our target market or existing market participants that seek to increase their market share sometimes adopt a competitive pricing strategy and provide their customers with pricing or other terms prevalent in that market, which could adversely affect our market share.

We cannot assure you that we will be able to continue to compete successfully in our existing markets. A number of factors, including an increase in operational efficiency, adoption of competitive pricing strategies, expansion of operations or adoption of innovative marketing strategies of our competitors, may reduce our competitiveness in the market. Our Directors therefore consider that, given the price competition in relation to our business is keen, we may have to adjust our price downward to remain competitive in the market, thereby materially and adversely affecting our profitability.

Furthermore, to the extent that our Operating Subsidiary’s competitors are able to offer more attractive terms to its customers, its existing business relationships may be terminated. If our Operating Subsidiary is unable to compete with such competitors, the demand for its services could stagnate or substantially decline, and as a result, we could experience reduced revenues, which could harm our business and results of operations.

We and our Operating Subsidiary are susceptible to regulatory changes affecting the needs of our customers.

The majority of our customers are companies either listed on the Stock Exchange or IPO applicants. We provide services to support their compliance with obligations under the relevant laws and Listing Rules to publish, amongst other documents, results announcements and financial reports; corporate announcements and shareholder circulars; IPO prospectuses; and debt offering circulars. As such, we are susceptible to any regulatory changes to such obligations. In particular, any relaxation of such obligations may reduce demand for our services. Regulatory changes are beyond our control and may significantly affect our business, operating results and growth prospects.

There may be changes that may result in the reduction in market demand for printed documents or financial printing services such as (i) relaxations on rules requiring the publication of shareholder circulars; (ii) changes in legal requirements for distribution of summary financial reports instead of full annual reports; (iii) distribution of financial reports by electronic means instead of printed copies; (iv) dissemination of corporate information to shareholders of listed companies using electronic means and in electronic format or via the Exchange’s Website instead of printed form or publishing paid announcements in newspapers; and (v) the use of Mixed Media Offers in a public offer without being accompanied by printed listing documents. Such changes are beyond our control and any further amendments to the existing laws and regulations governing companies listed on the Stock Exchange, if introduced, on the methods of disseminating corporate information to the public, may affect the demand of printed documents, and hence, may significantly affect our business and prospects in the future. For instance, the Stock Exchange has implemented a number of paperless initiatives. With effect on July 5, 2021, all listing documents are to be published solely in an online electronic form, specifically on the Stock Exchange’s website and on the IPO issuers’ own website and all subscriptions to be made through online electronic channels only. As such, printed copies of prospectuses are not required for distribution to investors and our revenue to be generated from printing of prospectuses have been and would be largely reduced.

Our business is susceptible to the risks in the capital market, particularly the IPO market in Hong Kong.

Our business and operations are based in Hong Kong, and the nature of our business is the provision of services to companies listed on the Stock Exchange and IPO applicants seeking to list thereon. Therefore, our business is dependent on, among others, a positive environment of the Hong Kong stock market and capital market as a whole, which is directly affected by, among others, the global and local political and economic environments. In particular, any prolonged period of bearish market conditions may deter applications for listing on the Stock Exchange and/or corporate activity, which could in turn diminish demand for our services. Accordingly, our business, operating results and growth prospects may be adversely affected.

The volatility of the global stock market may adversely affect or delay our potential customers’ plans to commence their IPO and/or other fundraising and corporate activities. As such, our revenue and profitability may fluctuate and there is no assurance that we will be able to maintain our historical financial performance in times of difficult or unstable economic conditions. Historical levels of our profit should not be relied on as an indication of our future financial performance.

Moreover, we have no business presence in overseas jurisdictions and in the event of any material deterioration in the economic, political and regulatory environment in Hong Kong, may have difficulty in relocating our entire business operations to other geographic markets. There is no assurance that we will be able to maintain our historical financial performance amidst such difficult or unstable conditions. As such, historical levels of profit of our Group should not be relied on as an indication of our future financial performance.

Our costs and expenses may remain constant or increase even if our revenues decline.

A significant portion of our operating costs, including salary and rent, is fixed. Accordingly, a decrease in our revenues could result in a disproportionately higher decrease in our earnings because our operating costs and expenses may not decrease proportionately. In addition, our staff costs and rent may increase over time. However, we cannot assure you that we have the ability to pass increased costs on to our customers through service fee increases, as it depends on a variety of factors beyond our control, such as the global economic environment and stock market conditions. Therefore, our costs and expenses may remain constant or increase even if our revenues decline, which would adversely affect our net margins and results of operations.

Risk Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our Operating Subsidiary in Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of our Operating Subsidiary to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our or our Operating Subsidiary’s ability by the PRC government to transfer cash in the future could have a material adverse effect on our ability to conduct business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

We are a holding company incorporated in the BVI, and we rely on dividends and other distributions on equity from our Operating Subsidiary in Hong Kong for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Subject to the BVI Act and our Second Amended and Restated Memorandum and Articles of Association, our Board of Directors may, by resolutions of directors, declare and pay a dividend to shareholders from time to time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of our assets will exceed our liabilities, and that we shall be able to pay our debts as they fall due in the ordinary course of business.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized loss) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid to us. The PRC laws and regulations do not currently have any material impact on transfers of cash from our Operating Subsidiary to our holding company, our shareholders, and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may adversely limit our ability to grow and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition, and results of operations could be adversely affected, and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

Cre8 China, our subsidiary in Mainland China, is subject to restrictions on paying dividends or making other payments to us or our Operating Subsidiary.

Currently and in the foreseeable future, Cre8 China solely serves and will continue to serve for our marketing and customer support purposes, and does not and will not have substantial operations nor generate any revenue at all. However, if Cre8 China engages in any revenue-generating activities in the future, the PRC regulations permit Cre8 China to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, Cre8 China is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Cre8 China, our Mainland China subsidiary, may also, at the respective subsidiary’s discretion, allocate a portion of its after-tax profits based on its articles of association and PRC accounting standards to certain reserve funds. These reserves are not distributable as cash dividends. Furthermore, if Cre8 China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our Mainland China subsidiary to distribute dividends or to make payments to us may restrict our ability to satisfy our future liquidity requirements.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

If Cre8 China would have engaged in any revenue generating activities in the future, and if we or our subsidiaries are deemed by the PRC tax authorities as a PRC tax resident enterprise for tax purposes, any dividends we pay to our non-PRC resident shareholders may be regarded as China-sourced income and as a result, may be subject to PRC withholding tax at a rate of up to 10.0%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot be certain that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends to be paid by Cre8 China to our Operating Subsidiary, Cre8 Hong Kong. Moreover, Cre8 Hong Kong may be subject to additional restrictions and government regulations if the Chinese government were to impose new laws and regulations or exert more control over our business activities in Hong Kong.

PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from making loans to or making additional capital contributions to our Cre8 China, our Mainland China subsidiary.

Any funds we transfer to Cre8 China, our Mainland China subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to Cre8 China are subject to registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by the SAFE. In addition, (i) any foreign loan procured by Cre8 China is required to be registered with the SAFE or its local branches and (ii) any of Cre8 China may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to Cre8 China must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or loans by us to Cre8 China. Moreover, Cre8 China may be subject to additional restrictions and government regulations if the Chinese government were to impose new laws and regulations or exert more control over Hong Kong’s business activities. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of future offerings to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and was amended on December 30, 2019, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency it holds, including the net proceeds from our initial public offering or any future offerings to Cre8 China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or “SAFE Circular 28,” which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital if (i) such investments do not violate the current Negative List and (ii) the domestic investment projects are authentic and are in compliance with relevant regulations. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to Cre8 China. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC subsidiary may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the BVI.

We are incorporated under the laws of the BVI. We conduct our operations in Hong Kong, outside the United States and substantially all of our assets are located outside the United States. In addition, all our directors, officers and senior management are located in Hong Kong, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Even if you are successful in bringing an action of this kind, the laws of the BVI or Hong Kong could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are also uncertainties as to whether the courts of the BVI would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in each respective jurisdiction against us or our Directors or officers predicated upon the securities laws of the United States or any state in the United States.

The U.S. and the BVI do not have a treating providing for reciprocal recognition and enforcement of judgments of courts of the U.S. in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the BVI. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation. Furthermore, it is uncertain that BVI courts would: (i) recognize or enforce judgments of U.S. courts obtained in actions against us or our directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws; or (ii) entertain original actions brought against us or other persons predicated upon the Securities Act.

There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of the U.S. courts obtained against us, our subsidiaries, or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against us, our subsidiaries or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

A judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the U.S. was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the U.S. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of the U.S. courts of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any State or territory within the U.S. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against our subsidiaries, or our management named in the annual report, as judgments entered in the U.S. can be enforced in Hong Kong only at common law.

The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Act or the Second Amended and Restated Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the Second Amended and Restated Memorandum and Articles of Association, and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the BVI is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI law and the constitutional documents of the company, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; or (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BCA dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the Amended and Restated Memorandum and Articles of Association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BCA and the Amended and Restated Memorandum and Articles of Association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BCA also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a BVI company to be listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. We intend to rely on home country practices with respect to our corporate governance. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

Risks Related to our Class A Ordinary Shares

Our Class A Ordinary Shares may be delisted or prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor, WWC, P.C., he independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as a firm headquartered in California and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in 2023, and as of the date of this annual report, our auditor is not subject to and not affected by to the PCAOB’s December 2021 Determination Report. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective, and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation, in addition to the requirements of the HFCA Act, are uncertain. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Class A Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, price of our shares and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and price of our shares. Although substantially all of our operations are based in Hong Kong, we do have corporate clients who are based in Mainland China. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from growing our Company.

The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with our Controlling Shareholder, Cre8 Investments Limited, which may prevent you and other shareholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

Our authorized and issued Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this annual report, the Company is authorized by its Second Amended and Restated Memorandum and Articles of Association to allot a maximum of (i) 27,000,000 Class A Ordinary Shares of no par value and (ii) 3,000,000 Class B Ordinary Shares of no par value. As of the date of this annual report, there are currently 1,638,985 Class A Ordinary Shares and 375,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has twenty (20) votes. The Class B Ordinary Shares are convertible into Class A Ordinary Shares, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one Class A Ordinary Share for each Class B Ordinary Share. The holder of Class B Ordinary Shares would have, upon conversion of its Class B Ordinary Shares into Class A Ordinary Shares, one vote per Class A Ordinary Share held on all matters submitted to a vote of our shareholders. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

The Class B Ordinary Shares outstanding are held by Cre8 Investments Limited, a limited liability company incorporated under the laws of the BVI, which is beneficially owned by Mr. Xian Hong Jordan LEE, Mr. Seng Jin LEE and Mr. Kit Ying SHAM, representing 87.93% of the aggregate voting power of our currently outstanding Ordinary Shares. Because of the one-to-twenty voting ratio between our Class A and Class B Ordinary Shares, Mr. Xian Hong Jordan LEE, Mr. Seng Jin LEE, and Mr. Kit Ying SHAM, through Cre8 Investments Limited, control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the Class B Ordinary Shares represent at least 51% of the voting power of all outstanding Ordinary Shares. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future. Furthermore, should the Company decide to issue additional Class A Ordinary Shares in the future, the one-to-twenty voting ratio between the two classes of our ordinary shares will result in further dilutive effect on the holders of Class A Ordinary Shares.

As a result, for so long as Cre8 Investments Limited owns a controlling or significant voting interest in our Ordinary Shares, it is able to control or significantly influence, directly or indirectly, and subject to applicable law, all matters affecting us, including:

●	the election of directors;

●	determinations with respect to our business direction and policies, including the appointment and removal of directors;

●	determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

●	our financing and dividend policy;

●	determinations with respect to our tax returns; and

●	compensation and benefits programs and other human resources policy decisions.

Even if Cre8 Investments Limited were to dispose of certain of its shares of our Class B Ordinary Shares such that it would control less than a majority of the voting power of our outstanding Ordinary Shares, it may be able to influence the outcome of corporate actions so long as it retains Class B Ordinary Shares.

Cre8 Investments Limited may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares of Class B Ordinary Shares as part of a sale or other liquidity event and might ultimately affect the market price of our Class A Ordinary Shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our Class A Ordinary Shares. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

As a “controlled company” under the rules of the Nasdaq Stock Market LLC, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

The Controlling Shareholder, Cre8 Investment Limited, beneficially own the majority of the voting power of our outstanding Ordinary Shares. Under the Rule 4350(c) of the Nasdaq Stock Market LLC, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the rules of the Nasdaq Stock Market LLC, and the requirement that our compensation and nominating committees consist entirely of independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Share, and could result in substantial losses to you.

The market price of our Class A Ordinary Shares has been volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and Mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares. The market price for our Class A Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industry;

●	our capability to catch up with the technology innovations in the industry, and maintain such technological innovations, once attained;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar, the Renminbi, and the U.S. dollar;

●	litigation or regulatory proceedings involving us, our directors, officers or Controlling Shareholders;

●	realization of any of the other risk factors presented in this annual report;

●	changes in investors’ perception of our company and the investment environment promptly;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

●	changes in the economic performance or market valuations of other financial printing firms;

●	economic, social and political conditions in Hong Kong and Mainland China;

●	the liquidity of the market for our Class A Ordinary Shares;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares;

●	sales and perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares.

As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Our Class A Ordinary Shares may be thinly-traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Class A Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability for market quotations for our Class A Ordinary Shares;

●	reduced liquidity with respect to our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Share is a “penny stock” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

On October 3, 2025, the Company received a formal notification from the staff (the “Staff”) of the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of US$1.00 per share for at least 30 consecutive business days (the “Minimum Bid Price Requirement”). The Company was granted a 180-day compliance period, through April 1, 2026, to regain compliance with the Minimum Bid Price Requirement.

On January 15, 2026, the Board of Directors of the Company approved a reverse stock split of all of the Company’s issued and unissued shares, including the Class A Ordinary Shares with no par value and Class B Ordinary Shares with no par value, at an exchange ratio of one (1) share for twelve (12) shares (the “Reverse Stock Split”). The Reverse Share Split primarily served as a mechanism to regain compliance with the Minimum Bid Price Requirement. Our Class A Ordinary Shares began trading on an adjusted basis, reflecting the Reverse Share Split, on February 13, 2026, under the existing ticker symbol “CRE.”

On March 2, 2026, the Company received a formal notification from the Staff indicating that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement, based on the determination that the closing bid price of the Company’s Class A Ordinary Shares from February 13, 2026 to February 27, 2026, was at or above $1.00 per share. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter has been closed.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities”. Because we expect that our shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

If we fail to maintain our Nasdaq listing, we may face increased regulatory burdens and reduced investor protections on over-the-counter markets.

Our Class A Ordinary Shares will continue to be listed and traded on the Nasdaq Capital Market, subject to our compliance with the other listing requirements of the Nasdaq Capital Market. We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our Class A Ordinary Shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Class A Ordinary Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange.

If our Class A Ordinary Shares are delisted from Nasdaq, they would likely trade, if at all, on over-the-counter markets such as the OTCQX, OTCQB or OTC Pink marketplaces. These alternative markets are generally considered to be less efficient and less liquid than Nasdaq. Trading on the over-the-counter markets could subject Class A Ordinary Shares and our shareholders to additional risks, including limited availability of market quotations, reduced liquidity, decreased market-making activity, reduced analyst coverage, and decreased ability to issue additional Class A Ordinary Shares or obtain additional financing. Additionally, the price of our Class A Ordinary Shares on these markets may be more volatile than on Nasdaq, and shareholders may find it more difficult to dispose of or obtain accurate price information about our Class A Ordinary Shares.

Our share is traded under $5.00 per Class A Ordinary Share and thus would be known as a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our share.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our Class A Ordinary Shares could be considered to be a “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in our Class A Ordinary Shares, which could severely limit the market liquidity of such Class A Ordinary Shares and impede their sale in the secondary market.

A U.S. broker-dealer selling a penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Nasdaq’s newly amended Low Price Requirement may result in immediate suspension and delisting of our Class A ordinary shares without a cure period if our share price falls to $0.10 or less for 10 consecutive trading days.

On August 22, 2025, Nasdaq filed a proposed rule change to raise the consequences of failing to satisfy the Low Price Requirement, which was approved by the SEC on an accelerated basis and became operative on January 19, 2026. Under the amended Low Price Requirement, a failure to meet the continued listing requirement for minimum bid price shall be determined to exist if a company’s security has a closing bid price of $0.10 or less for 10 consecutive trading days, regardless of whether the company is under any compliance period specified in Nasdaq Rule 5810(c)(3)(A), and upon such failure, a delisting determination will be issued under Nasdaq Rule 5810, the security shall be immediately suspended from trading, and the company shall be ineligible for any compliance period otherwise described in Nasdaq Rule 5810(c)(3)(A). In addition, a request for a hearings panel review will not stay the trading suspension.

If the price of our Class A Ordinary Shares deteriorates further and falls to $0.10 or less for 10 consecutive trading days, we would be immediately suspended from trading and delisted without any opportunity to cure the deficiency or stay the suspension pending a hearing. Nasdaq has observed deep financial or operational distress from companies whose security’s price drops to $0.10 or less for 10 consecutive trading days, and these financial or operational issues are generally not temporary. This accelerated delisting mechanism creates significant uncertainty for our shareholders and could result in the sudden and complete loss of a public trading market for our Class A Ordinary Shares.

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A ordinary shares without any cure period or opportunity to regain compliance.

On January 13, 2026, Nasdaq proposed new listing rules requiring companies on the Nasdaq Global and Capital Markets to maintain a minimum Market Value of Listed Securities of at least $5 million. Under this proposal, if our market value falls below $5 million for 30 consecutive business days, our Class A ordinary shares would be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

This proposed rule represents a fundamental departure from Nasdaq’s traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the proposed market value requirement would result in immediate and irreversible consequences. While we could request a hearing before a Nasdaq Listing Qualifications Hearings Panel to appeal a delisting determination, such a request would not prevent the immediate suspension of our Class A ordinary shares from trading. Furthermore, the Hearings Panel would have extremely limited discretion and could only reverse the delisting decision if it determines that the initial determination was in error, and the Panel could not consider evidence that we had subsequently regained compliance or grant us additional time to do so.

Nasdaq’s proposal reflects its belief that once a company’s market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. The SEC must decide on the proposal within 45 days of publication in the Federal Register, unless it extends the review period, creating uncertainty regarding whether and when this rule may become effective.

There is a risk that our market value could fall below $5 million if the proposed rule is adopted. Our market value is calculated as our consolidated closing bid price multiplied by our total Listed Securities. Factors that could cause our market value to fall below the proposed threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies. If we are simultaneously addressing our existing minimum bid price deficiency when the proposed rule becomes effective, we could face multiple overlapping listing threats that compound the risk of delisting.

This proposal is part of a broader trend of Nasdaq tightening listing standards for small issuers, including recent rules granting Nasdaq discretion to deny initial listings based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies like us to maintain public listings.

If the proposed $5 million market value continued listing requirement is approved and we subsequently fail to maintain the required market value for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended and delisted from Nasdaq with no opportunity to cure the deficiency, which would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders’ investments.

If securities or industry analysts do not publish research or reports about us or the business of our subsidiaries, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or the business of our subsidiaries. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of our Class A Ordinary Shareholders.

Future issuances of our Class B Ordinary Shares, which can be approved by our Board of Directors, could result in dilution to existing holders of our Class A Ordinary Shares. Such issuances, or the perception that such issuances may occur, could depress the market price of the Class A Ordinary Shares.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements, if any. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares.

Because the amount, timing, and whether or not we distribute dividends at all are entirely at the discretion of our board of directors, you must rely on the price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the BVI law, namely, the Company may only pay dividends if we are solvent immediately after the dividend payment in the sense that the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

We currently intend to retain all remaining funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any further dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. Beginning March 18, 2026, members of our board of directors, executive board members and senior management are subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are also subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. On December 18, 2025, President Trump signed into law the Holding Foreign Insiders Accountable Act (HFIAA), which eliminates the exemption to comply with Section 16 of the Exchange Act. The new law took effect on March 18, 2026. Directors and officers of foreign private issuers will be required to publicly report their ownership in, and transactions involving, the applicable foreign private issuer’s securities to the SEC on Forms 3, 4, and 5.

In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

If we are classified as a passive foreign investment company, U.S. taxpayers who own our Class A Ordinary Shares may have adverse U.S. federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. With the amount of cash we raised in our past offerings, together with any other assets held for the production of passive income, it is possible that, for any subsequent year, more than 50% of our assets may be assets which produce passive income. It is believed we are not a PFIC for the taxable year ending December 31, 2025. We will continue to make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information — 10.E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups (“JOBS”) Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Item 4. Information on the Company

4.A. History and Development of the Company

Our Corporate History and Structure

On September 16, 2006, Cre8 (Greater China) Limited (“Cre8 Hong Kong”), the Operating Subsidiary, was incorporated as a company with limited liability under the laws of Hong Kong. On November 5, 2021, Chuangbafang Enterprise Management (Shanghai) Company Limited (“Cre8 China”) was incorporated under the laws of the PRC as Cre8 Hong Kong’s wholly-owned subsidiary, for the purpose of maintaining a representative office in Mainland China to conduct marketing and customer support in Mainland China, Since its incorporation, Cre8 China has not actively engaged in any revenue-generating activities.

In December 2023, we completed a series of transactions effectuating the reorganization of the Cre8 group of companies (the “Reorganization”). As part of the Reorganization, Cre8 Enterprise Limited (“Cre8 BVI”) was incorporated under the laws of BVI on December 4, 2023, as the holding company, and its wholly-owned intermediate holding company, Cre8 Incorporation Limited (“Cre8 Incorp”) was incorporated on December 6, 2023 under the laws of BVI. On December 4, 2023, the date of the incorporation of Cre8 Enterprise Limited, an aggregate of 10,000 Class A Ordinary Shares were issued to 15 founding shareholders.

Cre8 BVI and Cre8 Incorp are holding companies and not actively engaging in any business.

On December 12, 2023, 5,000,000 ordinary shares, the entire ownership interests of Cre8 Hong Kong held by Cre8 Investment Limited, were transferred from Cre8 Investments Limited to Cre8 Incorp by way of share exchange, pursuant to the Reorganization Agreement between Cre8 BVI, Cre8 Incorp, and Cre8 Investments Limited. In exchange of the entire ownership interests of Cre8 Hong Kong, Cre8 BVI allotted and issued 2,500 Class B Ordinary Shares to Cre8 Investment Limited.

Upon completion of the Reorganization, our Operating Subsidiary, Cre8 Hong Kong, and its subsidiary, Cre8 China, have become indirect wholly-owned subsidiaries of Cre8 BVI, through Cre8 Incorp.

On August 13, 2024, Cre8 BVI resolved and approved a subdivision of each of the issued and unissued Class A Ordinary Share and each of the issued and unissued Class B Ordinary Share of no par value into 1,800 Class A Ordinary Shares of no par value and 1,800 Class B Ordinary Shares of no par value, respectively. After the share subdivision took effect on 13 August 2024, Cre8 BVI is authorized to issue a maximum of 360,000,000 shares of no par value divided into (i) 324,000,000 Class A Ordinary Shares of no par value and (ii) 36,000,000 Class B Ordinary Shares of no par value, of which 18,000,000 Class A Ordinary Shares and 4,500,000 Class B Ordinary Shares are in issue.

Initial Public Offering

On July 24, 2025, the Company completed its initial public offering of 1,450,000 Class A Ordinary Shares at the initial public offering price of US$4.00 per Class A Ordinary Share on the Nasdaq Capital Market. On July 28, 2025, American Trust Investment Services, Inc., the representative (the “Representative”) of the underwriters to the Company’s initial public offering, had exercised the over-allotment option in full to purchase an additional 217,500 Class A Ordinary Shares. The gross proceeds received from the initial public offering totalled approximately US$6.67 million. Company’s Class A Ordinary Shares began trading on July 23, 2025 on the Nasdaq Capital Market under the ticker symbol “CRE.”

Nasdaq Listing Rule 5550(a)(2) Deficiency

The Company received a written notification on October 3, 2025 from the Listing Qualifications Department of Nasdaq stating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of US$1.00 per share for at least 30 consecutive business days (the “Minimum Bid Requirement”). The Company was granted a 180-day compliance period, through April 1, 2026, to regain compliance with the Minimum Bid Price Requirement. If, at any time before April 1, 2026, the closing bid price for the common stock is at least $1.00 for a minimum of 10 consecutive business days, the Nasdaq will provide us written confirmation of compliance with the Minimum Bid Price Requirement.

The Reverse Share Split

On January 15, 2026, the Board of Directors of the Company approved a reverse stock split of all of the Company’s issued and unissued shares, including the Class A Ordinary Shares with no par value and Class B Ordinary Shares with no par value, at an exchange ratio of one (1) share for twelve (12) shares (the “Reverse Stock Split”). The Reverse Stock Split is intended for the Company to regain compliance with the Minimum Bid Requirement. Pursuant to the BVI Business Companies Act (as amended) and the Company’s Amended and Restated Memorandum and Articles of Association, the Company’s Board of Directors is authorized to effect the Reverse Stock Split without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Reverse Stock Split.

Our Class A Ordinary Shares began trading on an adjusted basis, reflecting the Reverse Share Split, on February 13, 2026, under the existing ticker symbol “CRE.” The new CUSIP number following the Reverse Stock Split is G2R63D113.

As a result, as of the date of this annual report, there are 1,638,985 Class A Ordinary Shares and 375,000 Class B Ordinary Shares issued and outstanding.

Regained Compliance with Nasdaq Listing Rule 5550(a)(2)

On March 2, 2026, the Company received a formal notification from the Listing Qualifications Department of the Nasdaq indicating that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement, based on the determination that the closing bid price of the Company’s Class A Ordinary Shares from February 13, 2026 to February 27, 2026, was at or above $1.00 per share, and the prior Minimum Bid Price Deficiency matter is now closed.

Acquisition of Upperhand Investment Limited (“Upperhand”)

On March 10, 2026, Cre8 Incorp entered into a share purchase agreement to acquire 100% of the issued and outstanding shares of Upperhand Investment Limited, a BVI holding company whose wholly-owned Japanese operating subsidiary, UPPERHAND Japan Limited, provides integrated financial printing services in Japan. The consideration for the acquisition was US$200,000, paid in full on March 17, 2026, with legal title to the shares of Upperhand transferred to Cre8 Incorp on April 1, 2026. The Company now owns 100% of the equity interest in Upperhand through Cre8 Incorporation.

Corporate Structure

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this Annual Report. The percentages shown on the following chart represent percentages of equity ownership:

Subsidiaries and Business Functions

Cre8 Incorporation Limited was incorporated under the laws of the British Virgin Islands on December 6, 2023. It is a holding company and is not engaging in any business.

Cre8 (Greater China) Limited was incorporated as a company with limited liability under the laws of Hong Kong on September 16, 2006. It provides integrated financial printing services in Hong Kong. It is our main operating subsidiary and is wholly owned by Cre8 Incorporation Limited.

Chuangbafang Enterprise Management (Shanghai) Company Limited was incorporated under the laws of the PRC on November 5, 2021. It serves as a representative office in Mainland China for marketing and customer support activities. It is wholly owned by Cre8 (Greater China) Limited.

Upperhand Investment Limited was incorporated under the laws of the British Virgin Islands on June 24, 2024. It is wholly owned by Cre8 Incorporation Limited. It is a holding company and is not engaging in any business.

E-Supply Chain Solutions Limited was incorporated as a company with limited liability under the laws of Hong Kong on August 10, 2022. It is a holding company and is not engaging in any business. It is wholly owned by Upperhand.

UPPERHAND Japan Limited was incorporated under the laws of Japan on March 15, 2024. It provides integrated financial printing services in Japan. It is wholly owned by E-Supply Chain Solutions Limited.

Corporate Information

Our principal executive office is located at 1/F, China Building, 29 Queen’s Road Central, Hong Kong. The telephone number of our principal executive office is +852 3693 2688. Our registered agent in the BVI is Ogier Global (BVI) Limited. Our registered office and our registered agent’s office in the BVI are both located at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. We maintain a website at https://www.cre8corp.com/. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

4.B. Business Overview

We provide integrated financial printing services primarily in Hong Kong through our Operating Subsidiary, Cre8 (Greater China) Limited (“Cre8 Hong Kong”), and, following our recent acquisition of Upperhand Investment Limited and its wholly-owned Japanese operating subsidiary, UPPERHAND Japan Limited, we have extended our operations to Japan.

Our Hong Kong operations are conducted through Cre8 Hong Kong, which was founded in 2006. Cre8 Hong Kong provides 24/7 integrated financial printing services for listed companies, IPO applicants, and private companies in the finance and capital markets in Hong Kong under our brand, “Cre8.” Our Operating Subsidiary’s services cover concept creation and artwork design, typesetting, proofreading, translation, printing, binding, logistics arrangement, uploading or making e-Submissions of our customers’ financial reports and compliance documents on the website of the Stock Exchange and media placements. In addition to these core services, our Operating Subsidiary has expanded its offerings to include complementary design services such as website design, branding, and content creation for marketing materials. Moreover, it is now providing technological support to its customers to ensure their compliance with the Listing Rules. On this front, it disseminates and publishes announcements, circulars, financial reports, and industry news feeds through a website of our “Cre8IR” brand. Owing to the business nature of our customers, our revenue was principally derived from the provision of printing, media placement, translation and printing related services from IPO services and non-IPO services.

The provision of IPO services by our Operating Subsidiary generally represents the printing related services in relation to application proof of prospectus, announcement, application forms and any other ancillary documents issued in connection with an application for listing on the Stock Exchange. The provision of non-IPO services by our Operating Subsidiary generally represents the printing related services in relation to (i) financial reports, which primarily comprise announcements, annual reports, interim reports and if applicable, quarterly reports for companies listed on the Stock Exchange; (ii) compliance documents, which primarily include announcements and/or circulars to be published under various circumstances for compliance with the requirements under the Listing Rules or GEM Listing Rules; and (iii) ad-hoc projects for customized products which mainly includes corporate brochures, leaflets, newsletters, marketing materials and calendars etc. As the operations of our Operating Subsidiary involve transmissions, handling and publication of customer data, information and documents and the nature of which is confidential and/or price-sensitive, it is the mission of Cre8 Hong Kong to assist its customers to uphold the integrity and confidentiality of their data, information and documents and ensuring smooth and timely publication thereof in the manner directed by its customers. Hence, our Operating Subsidiary has adopted a stringent internal control policy focusing on data privacy protection.

Our Operating Subsidiary has achieved a number of certifications, awards and prizes for several consecutive years in recognition of its success and achievements in respect of its services such as the International ARC Awards and in respect of the annual reports it has produced.

Business Model

Our Operating Subsidiary provides integrated financial printing services under our brand, “Cre8,” for customers mainly in the financial and capital markets in Hong Kong. The following chart summarizes the business model of our Group:

Services

Our Operating Subsidiary principally provides 24/7 integrated printing services for customers mainly in the financial and capital markets in Hong Kong under our brand, “Cre8”. Our Operating Subsidiary’s services mainly include designing the cover, layout, and artwork of documents, typesetting and proofreading, translation, uploading, printing, and/or logistics arrangement services for listing applicants in respect of listing on the Stock Exchange, listed companies on the Stock Exchange, and other private companies in the finance and capital market in Hong Kong. Our Operating Subsidiary engages service providers for all printing works and most translation works, whereby it can focus its resources on its core business aspects and to utilize its resources more efficiently. As part of our Operating Subsidiary’s integrated services to serve the different needs of our customers, it also provides ancillary services such as the provision of conference room facilities, which are frequently used by its customers in the preparation of their applications for listing on the Stock Exchange. Our Operating Subsidiary also records a small portion of revenue from offering additional design services such as website design, branding, and content creation for marketing materials, as well as disseminating announcements, circulars, financial reports, and industry news feeds on a website of our “Cre8IR” brand.

Design

Our Operating Subsidiary’s design services mainly include the design of the cover and layout of prospectuses and financial reports. It also participates in ad-hoc design projects for the design of marketing materials such as corporate brochures, name cards, letter heads, leaflets and newsletters. Our Operating Subsidiary’s designs have won numerous prizes and awards, which is attributable to the effort of our Creative and Graphic Department. In general, our Operating Subsidiary’s Creative and Graphic Department commences preparation of the design artworks by discussing with the customers to understand their requirements and the nature of the intended projects. Our Operating Subsidiary then prepares a few draft design artworks based on those findings and turns some of the ideas into dummy designs, being physical copies of the proposed design products. The dummy designs are presented to our customers for selection and further amendments would be made according to customer feedback if necessary.

Typesetting and Proofreading

Our Operating Subsidiary provides 24-hour typesetting and proofreading services to meet its customers’ needs and their timelines and place much emphasis on the accuracy, consistency, and efficiency of our typesetting and proofreading services.

Translation

Our Operating Subsidiary provides English and Chinese translation services to its customers through translation service supplier on a project-by-project basis. The supplier’s translation work will then be reviewed by our in-house translators, particularly customers that are companies listed or IPO applicants are required to submit their listing documents, financial reports, and compliance documents in both English and Chinese. Our Operating Subsidiary also provides translation services to customers on an ad-hoc basis. It selects translation companies and freelance translators as our suppliers based on a number of criteria, including turnaround time, quality and reliability of services, industry reputation and cost of services.

Printing and Binding of Documents and Logistics Arrangement

Our Operating Subsidiary provides printing and binding services to our customers through its local independent printing service suppliers. The printing process will then be monitored by our Operating Subsidiary’s Customer Service Department at the printing factories or remotely. Our Operating Subsidiary selects printing suppliers based on, among others, their turnaround time, quality and reliability of services and cost of services. If necessary, our Operating Subsidiary also liaises with paper suppliers to select the suitable type of paper for the printing of its customers’ documents and coordinates with its printing service suppliers to ensure that the printing schedules and printing effects meet the requirements of its customers. Its printing service suppliers are also responsible for delivering the printed documents to locations in Hong Kong designated by our customers. The printed documents are usually delivered to the recipients designated by our customers, such as the Stock Exchange, the Securities and Futures Commission (the “HKSFC”), the Central Clearing and Settlement System the “CCASS”), share registrars, banks, and law firms in Hong Kong. For deliveries to recipients outside Hong Kong, our Operating Subsidiary engages international couriers to provide the distribution services.

Media Placement

Our Operating Subsidiary provides media placement services to our customers, which include the placing of content outputs on the internet and in newspapers. According to the Listing Rules and the GEM Listing Rules, listed companies on the Stock Exchange are required to submit electronic copies of financial reports and other compliance documents, such as announcements, circulars and notices, on the website of the Stock Exchange. In respect of this, we perform e-Submission and upload the documents to the website of the Stock Exchange and other designated websites on behalf of our customers. We may also publish documents in newspapers upon our customers’ instructions.

Products Provided by Our Operating Subsidiary

Products provided by our Operating Subsidiary, which are the documents that our Operating Subsidiary handles for its customers, can be categorized into four types: (i) listing documents, (ii) financial reports, (iii) compliance documents, and (iv) miscellaneous and marketing materials.

Details of documents handled by our Operating Subsidiary are summarized below:

Service Category	Types of deliverables	Examples of documents	Details of the documents
IPO services	Listing documents	Prospectuses and related listing documents	Listing documents generally include application proof of prospectus, announcement, application forms and any other ancillary documents issued in connection with an application for listing on the Stock Exchange.

As various professional parties are involved in a listing project and correspondences with the Stock Exchange and the HKSFC, there are more rounds of processing in handling listing documents as compared to other documents we handle.

Non-IPO services	Financial reports	Announcements, annual reports, interim reports and if applicable, quarterly reports	Companies listed on the Stock Exchange are required to publish announcements on their financial results, an annual report, interim report and for the GEM listed company, quarterly reports as well.

The artwork designs in the financial reports are one of the decisive factors for customers to engage us. Accordingly, our Creative and Graphic Department actively communicates with our customers to understand their requirements and to deliver premium design services.

	Compliance documents	Announcements, circulars and notices

Companies listed on the Stock Exchange are required to publish announcements and/or circulars under various circumstances for compliance with the requirements under the Listing Rules or GEM Listing Rules within a prescribed time or on voluntary basis.

Under normal circumstances, little design service is required for the handling of compliance documents but the publication of these documents is usually under tight timetable.

	Ad-hoc projects for customized products	Corporate brochures, name cards, letter heads, leaflets, newsletters, marketing materials, calendars	Ad-hoc projects of our customers for customized products which generally require our design, translation and printing services.

Competitive Strengths

We believe that the following strengths differentiate us from our competitors and underpin our ability to maintain and grow our market position in the Asia-Pacific financial printing market.

Our Operating Subsidiary has an established operating history in providing one-stop integrated financial printing services with a strong customer base.

Our Operating Subsidiary provides round-the-clock one-stop integrated financial printing services to our customers, ranging from concept creation and artwork design, typesetting, proofreading, translation, printing, binding, logistics arrangement, to media placement of content outputs under its brand, “Cre8”. In addition to these core services, our Operating Subsidiary has expanded its offerings to include complementary design services such as website design, branding, and content creation for marketing materials. Moreover, our Operating Subsidiary is now providing technological support to its customers to ensure their compliance with Listing Rules. As part of this support, our Operating Subsidiary disseminates and publishes announcements, circulars, financial reports, and industry news feeds on a website under our “Cre8IR” brand. With extensive experience in the industry, we have successfully built up our industry recognitions and have accumulated a solid customer base in the financial and capital markets in Hong Kong. For the years ended December 31, 2023, 2024, and 2025, we had served 333, 401 and 467 customers, respectively. Customers which are IPO applicants would generally continue to engage services provided by our Operating Subsidiary after successful listing of their companies on the Stock Exchange and some would become recurring customers that engages the services offered by our Operating Subsidiary for publication of their financial reports and compliance documents. We believe that our Operating Subsidiary’s ability to maintain recurring customers demonstrates these customers’ recognition of its quality service, which we consider as one of the key factors leading to our success in the industry. We believe that the long-established track record of our Group and industry recognitions in the market allow us to seize more business opportunities and to further develop and expand our customer base.

We have developed a comprehensive and stringent internal control policy to uphold data security and environmental protection.

As our Operating Subsidiary’s customers are mainly listed companies, IPO applicants and private companies in the financial and capital market in Hong Kong, they are subject to regulations and supervision of relevant regulatory bodies. Hence, the services provided by our Operating Subsidiary to these customers would inevitably involve transmission and handling confidential and/or inside information, personal data of our customers or third parties. We maintain comprehensive data security and confidentiality protocols designed to safeguard the price-sensitive and non-public information routinely handled in the course of our engagements. These controls, together with our information security infrastructure, are integral to our ability to earn and retain the confidence of listed company clients, their advisers, and the relevant regulators. To this end, our Operating Subsidiary has an in-house IT Department and also engages an external IT consultant who handles the servers, firewall, and other IT systems so that it meets the requirements of its customers. All data and information are disclosed and accessible to the relevant staff (i.e., personnel who are handling the relevant projects and staff in the IT Department) and users on a need-to-know basis. Each department shall comply with our in-house rules and policies in relation to information systems security, including but not limited to, storage, transmission, processing, and destruction of information. Neither we nor our Operating Subsidiary had received any complaint or dispute on IT matters which would have a material adverse impact on our and our Operating Subsidiary business and operation during the years ended December 31, 2023, 2024, and 2025.

For projects involving confidential and price-sensitive data printing, we and our subsidiaries have a strict internal data handling procedure to ensure that the confidentiality of privacy data is protected. In particular, our Operating Subsidiary’s representative would attend the printing factories operated by suppliers to oversee the printing process to ensure, among others, no leakage of printed documents and the quality of the printed copies of the documents. We confirm that, during the years ended December 31, 2023, 2024 and 2025, neither we nor our Operating Subsidiary had experienced any leakage of confidential information that had any material adverse impact on our business and results of operations.

Since February 2021, our Operating Subsidiary has implemented an internal policy to embrace a paperless regime. Under this regime, all processes related to editing prospectuses, reports, and design no longer rely on the use of physical paper. Instead, our Operating Subsidiary has transitioned to digital platforms and tools to streamline our workflows. By eliminating the need for physical paper, our Operating Subsidiary not only contributes to environmental conservation but also enhances collaboration and productivity within its teams and departments. This paperless approach enables it to effortlessly share, edit, and review documents in real-time, reducing the time and effort previously required for manual handling of paperwork.

We are led by an experienced management team with over 20 years of industry expertise.

We have an experienced, dedicated, and capable management team led by our Directors, comprising Mr. Sze Ting Cho and Mr. Yuen Chung Davy Li, both of whom have over 20 years of experience in the financial printing services industry in Hong Kong. Most of our senior officers of our Operating Subsidiary, serving as the heads of departments including sales and marketing, customer services, design and IT, have joined us for, in average, over 8 years and have established their business connections in the industry with customers and intermediaries such as financial institutions and law firms. In addition, our Operating Subsidiary has a team of committed and well-trained frontline staff and supporting staff. Hence, the collective experience, knowledge and efforts of our and our Operating Subsidiary’s senior management team and staff have contributed to the stability of our operations to the success of our business.

Our Operating Subsidiary has stable relationships with its suppliers.

Our Operating Subsidiary engages the services of suppliers for all printing works and most of its translation works in order to better focus its resources on its core business aspects, such as marketing, typesetting, proofreading and design, in order to reduce capital investments and operating costs associated with running a printing facility and a translation team. Accordingly, we engage third-party suppliers, including printing factories, translation companies and freelance translators (collectively, “suppliers”) to carry out printing and binding works and translation works in Hong Kong. Our Operating Subsidiary has established strong and close working relationships with its suppliers, 14 of which have maintained business relationships with our Operating Subsidiary for more than 10 years. However, our Operating Subsidiary has not entered into long-term or exclusive agreements or arrangements with its suppliers in order to maximize our flexibility.

Growth Strategies

Our business objectives are to maintain our position as a one-stop financial printing service provider in Asia. We plan to grow our business through the following business strategies:

Increase our scale of operations and expand our business in Asia

We established our business presence in Hong Kong in 2006, and we currently operate our financial printing services business through our Operating Subsidiary at a business premise located in a Grade A commercial building in the Central District in Hong Kong (the “Central Office”). The gross floor area of the current Central Office is approximately 1,367 square meter which has to house not only all staff but also all hardware and equipment. It provides 11 conference rooms that are fully equipped with advanced multi-media conferencing equipment and three cozy and spacious customer lounges for customers. Nevertheless, as our customers in Hong Kong generally require their financial printing services providers to provide them with conference rooms that are fully equipped with advanced multi-media conferencing equipment and lounges, we believe that having only one business premise in Hong Kong would restrain our business expansion. We have recently completed our acquisition of Upperhand Investment Limited, and we consider the integration of UPPERHAND Japan Limited a near-term operational priority. We intend to apply the operational disciplines, quality standards, and client service model that have defined our Hong Kong business to the Japan platform, with a view to establishing UPPERHAND Japan Limited as a trusted provider to listed companies and IPO applicants in Japan. We anticipate that meaningful synergies will emerge over time from shared infrastructure, technology platforms, and management oversight.

Our expansion strategy is anchored in the structural growth of Asia-Pacific capital markets and the increasing participation of Asia-Pacific issuers on major regional exchanges. According to research published by the Hong Kong Stock Exchange in November 2023, Asia-Pacific companies were dominant in number among non-Greater China issuers listed in Hong Kong from 2014 through the first half of 2023. We believe this trend reflects a broader deepening of capital market activity across the Asia-Pacific region that creates sustained demand for professional financial printing and compliance document services. Having established our first presence outside Hong Kong through the acquisition of UPPERHAND Japan Limited, we will continue to evaluate further expansion opportunities in Asia-Pacific jurisdictions where capital market development is driving demand for our services, whether through organic investment, strategic acquisition, or partnership. We intend to be disciplined in our approach, prioritizing opportunities that present clear strategic fit, manageable integration complexity, and a pathway to profitability within a defined timeframe.

Enhance our IT infrastructures for better service quality and operational efficiency

As a financial printing service provider who needs to deal with confidential and inside information of customers that are mainly listed companies, IPO applicants and other players in the finance and capital market in Hong Kong, any leakage of information due to the deficiency of IT infrastructure or cyberattacks may have a significant impact on the financial market and/or customers. We, therefore, believe that a secure and robust IT infrastructure is crucial to us as a financial printing service provider. Moreover, documents and information handled by our Operating Subsidiary are time-sensitive. It is imperative that our Operating Subsidiary can swiftly deliver content outputs within a limited time. To achieve that, improving our and our Operating Subsidiary’s IT systems and infrastructures can also lead to automation of certain process, eliminate content conversion, shorter lead time and higher efficiency for the business and therefore reducing the overall production costs. For instance, with advanced IT systems, document access, typesetting, formatting and transfer with higher speed can speed up our production process. Hence, we consider that investing in IT systems and infrastructures is a crucial business need for our Group to develop and grow continuously and maintain the competitive position of our group in the industry.

We plan to enhance the capacity and quality of our data server mainly through (i) rental of racks in cage to place data servers and private cloud space from a leading telecommunications provider in Hong Kong; and (ii) installation of private point-to-point networks from our new business premises to our servers. We believe that, by doing so, we can leverage the technical expertise of the service providers which in turn enable us and our subsidiaries to have access to a more secure and stable environment for safekeeping important, confidential and inside information of customers. By decentralizing our data servers to an external data center, service outages could be reduced when there is any relocation, renovation and facility maintenance in our offices. The installation of private point-to-point networks can streamline our network setting which could improve the overall operational performance due to faster processing time to different applications.

We, through our Operating Subsidiary, offer 24 x 7 around-the-clock services to our customers, ensuring uninterrupted support at all times. Our Operating Subsidiary’s in-house programming team had developed a project management system that enables our management to remotely monitor the progress and status of each task in real-time. To further optimize our Operating Subsidiary’s operations, we intend to implement a secure mobile office system so that our Operating Subsidiary’s employees may access work through their mobile devices. The mobile office system is expected to allow the staff to respond to the requests of customers more promptly and thus improving customer relationships and service quality through better communication and operational efficiency. Further, the mobile office system can serve as a contingency in case of any service disruptions in the Central Office.

Regarding the enhancement of the software and upgrade of hardware equipment for improving the efficiency and quality of services in typesetting and artwork design, we also intend to implement a human resources and administration system to improve the efficiency of managing internal resources as the system will allow our Operating Subsidiary to have better control and monitoring on employee records such as payroll, training and leaves, as well as enhance communications among the management and employees.

In light of the above, we are of the view that the enhancement of the aforementioned IT infrastructures would enable us to further develop our business and strengthen our competitiveness in the industry.

Continue to attract and retain top talent in the industry

To broaden the current sales network and customer base, we intend to expand and enhance the sales and marketing team of our Operating Subsidiary by recruiting more sales personnel to facilitate our organic growth by solidifying our existing customer relationships and developing new relationships with potential customers. In addition, we also plan to recruit more operation staff such as customer service and translation staff for development of our financial printing services.

While the current in-house translation team’s primary function is quality assurance by reviewing the translation works carried out by external translator, we believe that more corporations from Mainland China will come to apply for listing on the Stock Exchange after the Mainland China-Hong Kong border has fully re-opened since February 2023 following the fading out of COVID-19 pandemic, these customers would prefer perusing the Chinese version of their listing documents and/or compliance documents soon after the draft in English are prepared. Hence, we expect that there will be increased demand for translators who can deliver quality and speedy translated works. Thus, we aim to increase the capacity of our in-house translation team by increasing the number of translators so that they can swiftly review the translation works prepared by external translation or handle the translation works themselves if necessary or under tight time constraints.

We aim to attract talent by offering career development opportunities through internal training and close guidance by senior staff, with a view to enhancing their technical and management skills, as well as promotion and advancement opportunities.

Broaden the customer base through leveraging synergies between various services

We believe that effective sales and marketing strategies are vital to the expansion of market share. For the years ended December 31, 2023, 2024, and 2025, we had 333, 401 and 467 customers, respectively. We aim to further enlarge our market share by attracting new customers while retaining existing customers. In this connection, we intend to leverage on opportunities to cross-sell our integrated services and to provide quality services. Further, we intend to expand our financial printing-related services by creating website content, producing high-quality corporate videos, making use of XBRL (eXtensible Business Reporting Language) for business reporting and developing editing and language programs that reduce labor-intensive tasks.

Customers

Our customers are mainly companies listed or which were/are applying to be listed on the Stock Exchange, and accordingly, our Operating Subsidiary is entrusted to provide services for the handling of documents derived from the requirements of the Listing Rules and the GEM Listing Rules.

Our customers, particularly IPO applicant customers, generally engage our services on a project-by-project basis, while other customers, such as listed companies in Hong Kong, may retain our Operating Subsidiary as their financial printer on a yearly basis or for a specific task. For the years ended December 31, 2023, 2024, and 2025, we had 333, 401 and 467 customers, respectively.

For the years ended December 31, 2023, 2024, and 2025, no customers contributed more than 10% of our total revenue on a consolidated basis. We do not over-rely on any major customer.

Agreement with Customers on A Project-by-project Basis

Our Operating Subsidiary generally enters into standard form agreements with IPO applicant customers and listed company customers. Upon receiving their confirmations on the terms of the agreement, our Operating Subsidiary commences its work. The major terms of a standard form agreement with customers are set out below:

Services offered	The type of services and any ancillary services our Operating Subsidiary provides is explicitly set out in the agreement, such as typesetting, proofreading, translation, graphic design, printing, binding, logistics arrangement, media placement, and ancillary services such as provision of conference room and lounges. The services are generally charged by an hourly rate, at a unit price, or a package price depending on the service nature involved. The agreements also specify the possible additional items and the respective additional charges, such as (i) additional pages of translation and design; (ii) overtime services; (iii) conversion of document format; (iv) urgent printing services; and (v) food and beverages.

Specification of the deliverables	The specification of the deliverables, such as the paper size of the document, number of pages, paper type, color of the documents, binding methods, and the quantity of printed copies are also set out in the agreement.

Payment terms

In relation to the handling of listing documents, the agreements generally specify the requirement of making deposits (generally approximately 30% of the agreed quotation amount) prior to the commencement of our works. Our invoices will be issued and the remaining balances should be paid in stages after reaching certain specified milestones, generally upon the submission of the application proof of the prospectuses and upon the listing of our customers’ securities on the Stock Exchange.

In relation to the handling of the financial reports and compliance documents, the agreements specify the requirement of payments and the invoices would be issued upon the delivery of the documents or the completion of the projects.

Credit period	For IPO projects, the credit term is generally within 14 days after invoice date. For non-IPO projects, the credit term is generally 30 days after delivery of the printed materials.

Other Agreements with Customers

Some of the customers prefer to adopt their in-house agreements. Similar to our other contractual arrangements, we negotiate the service terms with such customers prior to entering into those agreements. The major terms of such agreements would, in general, include at least (i) the services to be provided, (ii) the specifications of the deliverables to be handled, and (iii) payment terms and credit periods. The details of these major terms are similar to those included in our Operating Subsidiary’s standard form agreements, and customers who do not adopt the standard form agreements do not usually obtain more favorable treatment or advantageous agreement terms than other customers who do.

Pricing Policy

Our Operating Subsidiary generally prices its service and products on a cost-plus basis with reference to commercial factors, such as its price competitiveness, services to be provided, turnaround speed, and special requirements from customers and its own capacity at the relevant time. Out-of-pocket expenses are first borne by our Operating Subsidiary and are billed to its customers as service fees after completion of the projects.

For listing documents, financial reports, and some miscellaneous and marketing materials, the price is mainly determined on a project-by-project basis and we provide quotations to individual customers.

For compliance documents, which generally include announcements and/or circulars that are required to be published timely to meet the Listing Rules or the GEM Listing Rules requirements, our Operating Subsidiary usually receives draft documents from the customers on an ad-hoc basis and it is generally difficult to accurately predict the costs at this stage, which are subject to the amount of works to be performed, volume of the final version of the document, potential overtime charges or urgent printing charges, etc. Hence, our Operating Subsidiary can only provide an indicative price to customers and issue the final bill, which is based on the incurred costs information and the activities recorded in our system to the customers upon completion of the project.

Our customers, especially IPO applicant customers, may request for alterations of specifications of documents or order additional services such as overtime services and food and beverages services. Our Operating Subsidiary usually requests confirmation and acknowledgement from them prior to performing the alterations or providing the additional services, instead of entering into any supplemental agreements.

Upon completion of the projects, our Operating Subsidiary issues the invoices to customers based on the actual work done and other out-of-pocket expenses, which may differ from the amount quoted in the quotations or the standard form agreements. Some customers may request a discount on the final bill. In such circumstances, the head of our Sales and Marketing Department together with our Directors will review and approve the discount based on a number of factors, including (i) the fees stated in the invoices; (ii) the relationship with the respective customers, particularly whether there are opportunities for future businesses; and (iii) the amount of services that were provided and the costs involved. For the years ended December 31, 2023, 2024, and 2025, we did not experience any material disputes with our customers in relation to the pricing policy and the final price charged.

Suppliers

Given the nature of our Group’s business, our major suppliers are printing and translation service providers. For the years ended December 31, 2023, 2024, and 2025, we engaged independent translators and printing factories for all printing, binding, and translation works. We engage the suppliers on a project-by-project basis and issue purchase orders accordingly.

For the years ended December 31, 2023, 2024, and 2025, we did not enter into any long-term or exclusive cooperation agreement with any supplier. We believe that this arrangement is in line with the common practice within the financial printing services industry.

Criteria for Selecting Our Suppliers

In selecting suppliers, we and our Operating Subsidiary consider a number of factors, including but not limited to the respective service providers’ (i) availability, (ii) quality of services, (iii) turnaround speed, and (iv) price competitiveness. We have full discretion with the choice of our suppliers and it is not necessary to seek the approval of customers prior to engaging suppliers.

Arrangements with Our Suppliers

We do not enter into any long-term or exclusive cooperation agreement with any printing and translation service provider. Instead, we engage our suppliers on a project-by-project basis and issue purchase orders accordingly. For the years ended December 31, 2023, 2024 and 2025, the translation and printing fees amounted to approximately HK$30.2 million, HK$22.1 million, and HK$31.1 million respectively, which represented approximately 44.2%, 35.6%, and 40.9%, respectively, of our total cost of services for the same periods. Among the suppliers we engaged for the years ended December 31, 2023, 2024, and 2025, only one supplier contributed more than 10% of the total expense on a consolidated basis in FY2025.

Regulations

Our operations are subject to various laws and regulations in Hong Kong where we operate. This section sets out summaries of certain aspects of Hong Kong laws and regulations which are relevant to our Group’s operations and business.

Laws and Regulations Related to Our Business and Operations in Hong Kong

Our operations are subject to various laws and regulations in Hong Kong where we operate. This section sets out summaries of certain aspects of Hong Kong laws and regulations which are relevant to our Group’s operations and business.

Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires that every person carrying on any business shall make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch as the case may be.

Supply of Services

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) which aims to consolidate and amend the law with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire under the contract) provides that:

(a)	where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and

(b)	where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the Supply of Services (Implied Terms) Ordinance. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the Supply of Services (Implied Terms) Ordinance, it may (subject to the Control of Exemption Clauses Ordinance) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Supply of Goods

The Sales of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) which aims to codify the law relating to the sale of goods provides that:

(a)	under Section 15, where there is a contract for the sale of goods by description, there is an implied condition that the goods shall correspond with the description;

(b)	under Section 16, where a seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which examination ought to reveal; or (iii) if the contract is a contract for sale by sample, as regards defects which would have been apparent on a reasonable examination of the sample; and

(c)	under Section 17, where there is a contract for sale by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality, (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample, and (iii) the goods shall be free from any defects, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample.

Where any right, duty or liability arises under a contract of sale of goods by implication of law, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by course of dealings between the parties, or by usage if the usage is such as to bind both parties to the contract.

Control of Exemption Clauses

The Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong), which aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise, among others, provides that:

(a)	Under Section 7, a person cannot by reference to any contract term or to a notice given to persons generally or to particular persons exclude or restrict his liability for death or personal injury resulting from negligence and in the case of other loss or damage, a person cannot exclude or restrict his liability for negligence except in so far as the term or notice satisfies the requirements of reasonableness.

(b)	Under Section 8, as between contracting parties where one of them deals as consumer or on the other’s written standard terms of business, as against that party, the other cannot by reference to any contract term (i) when himself in breach of contract, exclude or restrict any liability of his in respect of the breach, or (ii) claim to be entitled to render a contractual performance substantially different from that which was reasonably expected of him, or (iii) claim to be entitled in respect of the whole or any part of his contractual obligation, to render no performance at all, except in so far as the contract term satisfies the requirement of reasonableness.

(c)	Under Section 9, a person dealing as a consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract, except in so far as the contract term satisfies the requirement of reasonableness; and

(d)	Under Section 11, as against a person dealing as consumer, the liability for breach of the obligations arising under Sections 15, 16 and 17 of the Sales of Goods Ordinance cannot be excluded or restricted by reference to any contract term, and as against person dealing otherwise than as consumer, the liability arising under Sections 15, 16 and 17 of the Sales of Goods Ordinance can be excluded or restricted by reference to a contract term, but only in so far as the terms satisfy the requirement of reasonableness.

Sections 7, 8 and 9 of the Control of Exemption Clauses Ordinance do not apply to, among others, any contract so far as it relates to the creation or transfer of a right or interest in any patent, trademark, copyright, registered design, technical or commercial information or other intellectual property, or relates to the termination of any such right or interest.

In relation to a contract term, the requirement of reasonableness for the purpose of the Control of Exemption Clauses Ordinance is satisfied only if the court or arbitrator determines that the term was a fair and reasonable one to be included having regarded to the circumstances which were, or ought reasonably to have been, known to or in the contemplation of the parties when the contract was made.

Laws and Regulations Related to Employment

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, which came into full effect in Hong Kong on December 1, 2000, every employer of an employee covered by the MPFSO must take all practicable steps to ensure that the employee becomes a member of a registered Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, which came into full effect in Hong Kong on December 1, 1953, all applicable employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee covered by the MWO is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2019, the statutory minimum hourly wage rate is HK$37.5. Failure to comply with MWO constitutes an offence under EO.

Occupational Safety and Health

Pursuant to Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), which came into full effect on May 23, 1997, is purported to ensure the safety and health of employees and improve the safety and health standards applicable to certain hazardous processes, plant and substances used or kept in workplaces. Employers shall as far as reasonably practicable ensure the safety and health of their employees in their workplaces by: (a) providing and maintaining plant and work systems that do not endanger safety or health; (b) making arrangement for ensuring safety and health in connection with the use, handling, storage or transport of articles or substances; (c) providing all necessary information, instruction, training and supervision for ensuring safety and health at work; (d) maintaining the workplace in a condition that does not endanger safety and health; (e) providing and maintaining safe access to and egress from the workplaces; and (f) providing and maintaining a reasonably practicable, safe and healthy work environment.

Failure to comply with the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

Regulations on Personal Data

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time (‘‘Personal Data (Privacy) Ordinance’’) places a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to this ordinance. The Personal Data (Privacy) Ordinance provides that a data user shall not do an act, or engage in a practice, that contravenes a data protection principle unless the act or practice, as the case may be, is required or permitted under the Personal Data (Privacy) Ordinance. The six data protection principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

The Personal Data (Privacy) Ordinance also gives data subjects certain rights, inter alia:

●	the right to be informed of whether any data user holds their personal data;

●	the right to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data. A claim for compensation may also be made by a data subject who suffers damage by reason of a contravention of a requirement under the Personal Data (Privacy) Ordinance.

Regulation on Copyright and Intellectual Property

Pursuant to the Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), a person may incur civil liability for ‘‘secondary infringement’’ if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. The Copyright Ordinance also imposes criminal liability which provides, among other things, that a person commits an offence if he, without the license of the copyright owner of a copyright work, makes for sale or hire an infringing copy of the work or possesses an infringing copy of the work with a view to its being, amongst others, sold or let for hire by any person for the purpose of or in the course of that trade or business. It also imposes criminal liability against copying service business when a person, for the purpose of or in the course of a copying service business, possesses a reprographic copy of a copyright work as published in a book, magazine or periodical, being a copy that is an infringing copy of the copyright work.

Pursuant to the Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 559A of the Laws of Hong Kong) in order to enjoy protection by the laws of Hong Kong. Trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong. The owner of a registered trademark is entitled to the rights provided by the Trade Marks Ordinance and is conferred exclusive rights in the trademark. Any use of the trademark by third parties without the consent of the registered owner is an infringement of the trademark.

4.C. Organizational Structure

The following is a list of our subsidiaries as of the date of this annual report:

Subsidiaries	Place of Incorporation
Cre8 Incorporation Limited	British Virgin Islands
Cre8 (Greater China) Limited	Hong Kong SAR
Chuangbafang Enterprise Management (Shanghai) Company Limited	The People’s Republic of China
Upperhand Investment Limited	British Virgin Islands
E-Supply Chain Solutions Limited	Hong Kong SAR
UPPERHAND Japan Limited	Japan

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of the issuance of this annual report:

4.D. Property, Plant and Equipment

Properties

Our Operating Subsidiary leased an office space in Hong Kong which serves as our principal executive office. Further, our subsidiary in Mainland China leased a relatively small office space to provide for our customer service team. We believe that we and our subsidiaries will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans.

Address	Term	Gross floor area (square meter)	Use of the property
1/F, China Building, 29 Queen’s Road Central, Hong Kong	February 1, 2022 - January 31, 2028	1,367	Operating Office
Unit 1B-3, 15/F Garden Square, 968 West Beijing Road, Jingan District, Shanghai, PRC	August 1, 2021 - July 31, 2027	52	Sales Office

Intellectual Property

As of the date of this annual report, we have registered the following trademark:

Trademark	Registered Owner	Class	Place of Registration	Trademark No.	Date of Registration	Expiry Date
	Cre8 Hong Kong	35, 38, 40, 41, 42	Hong Kong	300937125	August 20, 2007	August 19, 2027

As of the date of this annual report, we have applied for the registration of the following trademark:

Trademark	Registered Owner	Class	Place of Registration	Trademark No.	Date of Filing
	Cre8 Hong Kong	16, 35, 36, 41	Hong Kong	306019155	July 25, 2022

As of the date of this annual report, we have registered the following domain names:

Domain Name	Registered Owner	Date of Registration	Expiry Date
https://www.cre8corp.com	Cre8 Hong Kong	September 5, 2006	September 5, 2029
http://www.cre8ir.com/	Cre8 Hong Kong	May 21, 2021	May 21, 2026

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

5.A. Operating Results

Our overall revenue increased by HK$27.1 million or 26.1% from approximately HK$103.8 million in FY2024 to approximately HK$130.9 million (USD 16.8 million) in FY2025, which was mainly attributable to the increase in revenue from provision of integrated IPO financial printing services from approximately HK$32.8 million in FY2024 to approximately HK$63.2 million (USD 8.1 million) in FY2025 as (i) the number of successful projects increased from 5 in FY2024 to 8 in FY2025, (ii) recognized some high revenue projects and (iii) increased in amount of extra services requested by clients during the year. Nevertheless, the number of successful projects and the amount of extra services requested by clients are subject to a number of factors and beyond our control, such as the nature and scope of work requested by clients, and timing of completion and progress of the IPO projects which are subject to the timing of clearance from the relevant regulators in Hong Kong. Our revenue from provision of non-IPO financial printing services decreased from approximately HK$71.0 million in FY2024 to approximately HK$67.8 million (USD 8.7 million) mainly due to the decrease in financial printing services in relation to annual reports from approximately HK$41.6 million in FY2024 to approximately HK$34.6 million in FY2025 as a result of the effectiveness of paperless listing regime in Hong Kong, under which we expected that the demand for printed publications would continue to decrease. Our total other incomes, increased from approximately HK$0.3 million in FY2024 to approximately HK$1.0 million (USD 134,000) in FY2025, which was mainly due to the increase in bank interest income after receiving funds from IPO.

Revenues

In FY2023, FY2024 and FY2025, our revenue was principally derived from the provision of integrated IPO financial printing services and non-IPO financial printing services. The table below sets forth the breakdown of revenue by service type for the years indicated.

For the years ended December 31, 2023, 2024 and 2025

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Integrated IPO financial printing services	34,035,637	32,789,688	63,157,166	8,114,446
Non-IPO financial printing services:
Annual reports	53,021,533	41,608,778	34,625,309	4,448,667
Circulars	8,694,347	8,029,862	11,907,715	1,529,906
Others	19,533,696	21,392,075	21,242,006	2,729,177
Total non-IPO services	81,249,576	71,030,715	67,775,030	8,707,750
Total	115,285,213	103,820,403	130,932,196	16,822,196

Our provision of integrated IPO financial printing services generally represents the printing related services in relation to application proof of a prospectus, prospectus, announcement, application forms and any other ancillary documents issued in connection with an application for listing on the Hong Kong Stock Exchange.

In FY2023, FY2024 and FY2025, our revenue from provision of integrated IPO financial printing services amounted to approximately HK$34.0 million, HK$32.8 million and HK$63.2 million (USD 8.1 million), representing approximately 29.5%, 31.6% and 48.2% of our total revenue, respectively.

Our provision of non-IPO financial printing services generally represents the printing related services in relation to (i) financial reports, which primarily comprise announcements, annual reports, interim reports and if applicable, quarterly reports for companies listed on the Stock Exchange; (ii) circulars to be published under various circumstances for compliance with the requirements under the Listing Rules or GEM Listing Rules; and (iii) compliance documents, which primarily include announcements or other forms and checklists to be uploaded through the e-submission system of the Hong Kong Stock Exchange, and ad-hoc projects for customized products which mainly includes corporate brochures, leaflets, newsletters, marketing materials and calendars etc. In FY2023, FY2024 and FY2025, a majority of our revenue was principally derived from the provision of non-IPO financial printing services, which amounted to approximately HK$81.2 million, HK71.0 million and HK67.8 million (USD 8.7 million), representing approximately 70.5%, 68.4% and 51.8% of our total revenue, respectively.

Cost of Revenue

The table below sets forth the breakdown of cost of revenue by service type for the years indicated.

	For the years ended December 31,
	2023	2024	2025	2024
	HK$	HK$	HK$	USD
Integrated IPO financial printing services	12,830,143	11,072,563	24,159,703	3,104,044
Non-IPO financial printing services	55,444,139	50,355,601	51,891,431	6,667,021
Total	68,274,282	61,428,164	76,051,134	9,771,065

Our cost of revenues amounted to approximately HK$68.3 million, HK$61.4 million and HK$76.1 million (USD 9.8 million) in FY2023, FY2024 and FY2025, respectively. As we provide our integrated financial printing services to our customers for the handling of the documents according to their requests, our cost of sales attributable to each service type is generally related to the demand for each service type. The cost of revenue for non-IPO financial printing services contributed the majority of the total cost of services for FY2023, FY2024 and FY2025, representing approximately 81.2%, 82.0% and 68.2% respectively.

The table below sets forth the breakdown of cost of revenues by nature for the years indicated.

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Staff cost	22,124,133	24,127,135	27,719,122	3,561,358
Depreciation on property and equipment	402,421	254,962	349,246	44,871
Lease expense	9,964,742	9,553,419	7,765,146	997,668
Translation expenses	19,496,992	15,398,955	22,715,684	2,918,516
Printing expenses	10,687,486	6,747,171	8,418,183	1,081,570
Water and electricity supply expenses	1,688,236	1,502,292	888,992	114,218
Repair and maintenance	901,076	1,188,767	1,297,126	166,655
Others	3,009,196	2,655,463	6,897,635	886,209
Total	68,274,282	61,428,164	76,051,134	9,771,065

Our cost of revenues mainly comprised staff cost, depreciation on property and equipment, depreciation on right-of-use assets, translation expenses, printing expenses and other overheads.

Staff cost mainly represents wages of our staff who provide typesetting and customer service. In FY2023, FY2024 and FY2025, staff cost was one of our major components of our cost of revenue, which amounted to approximately HK$22.1 million, HK$24.1 million and HK$27.7 million (US$3.6 million), representing approximately 32.4%, 39.3% and 36.4% of our total cost of revenue, respectively.

Depreciation on property and equipment mainly represents deprecation charge on furniture and fixture, computer and office equipment of our Hong Kong office.

Depreciation on right-of-use assets mainly represents depreciation charge on right-of-use assets in relation to the leased office space and leased printing equipment of our Hong Kong office. Translation expenses mainly represent the costs payable to suppliers for translation services.

Printing expenses mainly represent the costs payable to suppliers for printing services.

Others mainly represent outsourced filming costs, food and beverage costs, depreciation charges and other utilities costs directly attributable to the provision of our printing services.

Gross profit

The table below set forth the breakdown of gross profit by service type for the years indicated.

	For the years ended December 31, 2023
	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%
Revenue from Integrated IPO financial printing services	34,035,637	12,830,143	21,205,494	62.3%
Revenue from non-IPO financial printing services	81,249,576	55,444,139	25,805,437	31.8%
Total	115,285,213	68,274,282	47,010,931	40.8%

	For the years ended December 31, 2024
	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%
Revenue from Integrated IPO financial printing services	32,789,688	11,072,563	21,717,125	66.2%
Revenue from non-IPO financial printing services	71,030,715	50,355,601	20,675,114	29.1%
Total	103,820,403	61,428,164	42,392,239	40.8%

	For the years ended December 31, 2025
	Revenue	Cost of revenue	Gross profit	Gross profit	Gross profit margin
	HK$	HK$	HK$	US$	%
Revenue from Integrated IPO financial printing services	63,157,166	24,159,703	38,997,463	5,010,403	61.7%
Revenue from non-IPO financial printing services	67,775,030	51,891,431	15,883,599	2,040,728	23.4%
Total	130,932,196	76,051,134	54,881,062	7,051,131	41.9%

Our overall gross profit amounted to approximately HK$47.0 million, HK$42.4 million and HK$54.9 million (USD 7.1 million) in FY2023, FY2024 and FY2025, respectively. We recorded overall gross profit margin of approximately 40.8%, 40.8% and 41.9% for the corresponding years. The change in overall gross profit and gross profit margin were generally in line with our change in our overall revenue during the years and periods.

Our gross profit and gross profit margin are mainly affected by factors including, among others, (i) size and complexity of projects; (ii) the agreed scope of work and the amount of extra service required by each client out of the originally agreed scope of work as extra service would be charged at a comparatively higher margin than those agreed in initial agreed contracts; (iii) the effectiveness of cost control in each project by us; and (iv) the progress of individual projects which may be affected by numerous factors including but not limited to the vetting progress by the regulatory bodies such as the Hong Kong Stock Exchange.

Selling and marketing expenses

The table below sets forth the breakdown of selling and marketing expenses for the years indicated.

	For the years ended December 31,
	2023	2024	2025
	HK$	HK$	HK$	USD
Employee compensation and benefits	9,325,107	8,379,333	18,865,185	2,423,803
Commission	6,231,376	5,708,609	5,236,726	672,816
Others	2,767,204	1,905,024	3,227,231	414,636
Total	18,323,687	15,992,966	27,329,142	3,511,255

Our selling and marketing expenses were approximately HK$18.3 million, HK$16.0 million and HK$27.3 million (USD 3.5 million) in FY2023, FY2024 and FY2025, representing approximately 15.9%, 15.4% and 20.9% of the total revenue for the corresponding years, respectively.

Employee compensation and benefits mainly represented salaries, retirement benefit scheme contributions and employee benefits of staff in the sales department.

Commission represented commission payable to staff in the sales department, which is calculated based on the profitability of projects successfully completed by each salesperson.

Others mainly represented advertising and promotion expenses, entertainment expenses and travelling expenses incurred for business development, networking and marketing events.

General and administrative expenses

The table below sets forth the breakdown of general and administrative expenses for the years indicated.

	For the years ended December 31,
	2023	2024	2025
	HK$	HK$	HK$	USD
Employee compensation and benefits	5,894,041	5,460,334	7,772,017	998,550
Depreciation on property and equipment	765,091	451,729	32,997	4,239
Lease expense	2,854,277	2,823,919	2,632,511	338,226
Building management fee, rent and rate	2,561,621	2,700,055	2,559,568	328,854
Legal and profession fee	1,502,443	1,555,347	4,587,440	589,395
Provision for expected credit loss	2,908,913	1,197,330	759,752	97,613
Other expenses	3,126,206	3,954,050	3,342,674	429,468
Total	19,612,592	18,142,764	21,686,959	2,786,345

Note: Others mainly represented domestic and overseas travelling expenses, bank charges and other sundry expenses for administrative purposes.

Our general and administrative expenses were approximately HK$19.6 million, HK$18.1 million and HK$21.7 million (USD 2.8 million) in FY2023, FY2024 and FY2025, representing approximately 17.0%, 17.5% and 16.6% of the total revenue for the corresponding years, respectively.

Employee compensation and benefits mainly represented salaries, retirement benefit scheme contributions and employee benefits of the administrative staff.

Depreciation mainly represented depreciation charge on leasehold improvement in our Shanghai office.

Lease expense represented lease expense in relation to the leased office space in Hong Kong and Shanghai.

Legal and professional fee mainly represented professional information technology service fees, customer and technical service fees and general legal consultancy fees.

Other expenses mainly represented audit fee, office expenses such as office supplies, cleaning, computer and office securities, utilities expenses, internet and information technology expenses.

Bank interest income

Interest income represented bank interest received.

Interest expense

Interest expenses mainly represented interest charged on bank borrowings and operating lease liabilities.

Government subsidies

In FY2024, government subsidies were granted under the Technology Voucher Programme to support the use of technological services and solutions from the Hong Kong government.

Other (expenses) income

The table below sets forth the breakdown of other (expenses) income for the years indicated.

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Exchange (loss) gain on foreign currency translation, net	(98,435)	73,322	69,371	8,913
Others	29,200	(77,838)	118,055	15,167
Total	(69,235)	(4,516)	187,426	24,080

In FY2023, FY2024 and FY2025, we recorded other expenses of approximately HK$69,000 and approximately HK$5,000, and other income of approximately HK$0.2 million (USD 24,000), respectively.

Exchange (loss) gain on foreign currency translation, net was mainly derived from foreign exchange differences resulting from the fluctuation of RMB and USD against HKD.

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

PRC

Chuangbafang is governed by the income tax laws of the PRC. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for all domestic enterprises and foreign invested enterprises is 25%. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2023, then the exemption range has been changed to from 75% to 87.5% for the period from January 1, 2023 to December 31, 2024). The policy is effective for the period from January 1, 2019 to December 31, 2025.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Hong Kong profit tax
Current tax expenses:
Provision for the year	—	909,153	1,697,670	218,117
Under provision in prior years	—	—	21,517	2,764
	—	909,153	1,719,187	220,881

Deferred tax expenses (credit)	1,500,878	1,220,451	(91,278)	(11,727)
Total	1,500,878	2,129,604	1,627,909	209,154

Net income

As a result of the above factors, our net income decreased from approximately HK$6.4 million in FY2024 to approximately HK$5.3 million (USD 0.7 million) in FY2025.

Assets and liabilities

The following table sets forth a summary of the assets and liabilities as of the dates indicated.

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Accounts receivable	25,125,372	29,606,430	3,803,840
Allowance for expected credit losses	(6,263,876)	(7,023,628)	(902,397)
Total	18,861,496	22,582,802	2,901,443

Net accounts receivable primarily consisted of accounts receivable arising from provision of financial printing services to customers. Our net accounts receivable increased from approximately HK$18.9 million as of December 31, 2024 to approximately HK$22.6 million (USD 2.9 million) as of December 31, 2025, which was in line with the increase in translation and printing expenses during the year.

Prepayments and other current assets

The following table sets forth the breakdown of prepayments and other current assets as of the dates indicated:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Current:
Prepayment for operating expenses	3,693,799	6,622,072	850,805
Prepayment for advertising expenses	—	784,997	100,857
Deferred IPO costs	5,137,874	—	—
Others	807,895	477,652	61,369
	9,639,568	7,884,721	1,013,031

Non-current:
Prepayment for operating expenses	—	1,394,329	179,144
Prepayment for advertising expenses	—	1,962,493	252,141
	—	3,356,822	431,285

Total prepayments and other current assets	9,639,568	11,241,543	1,444,316

Our prepayments and other current assets primarily consisted of prepayment for operating and advertising expenses, deferred IPO costs and others. In FY2025, the deferred IPO costs was offset with the proceeds received at the closing of IPO.

Prepayments for operating expenses mainly represented prepayment on expenses such as utilities, license fee for software, printing expenses and telephone charges etc.. Prepayments for advertising expenses mainly represented payment in advance to Hong Kong securities company to promote the use of the Companies’ services to listed companies or companies preparing to go listing in Hong Kong.

Our prepayments and other current assets increased from approximately HK$9.6 million as of December 31, 2024 to approximately HK$11.2 million (USD 1.4 million) as of December 31, 2025, which was mainly due to the increase in prepaid operating and advertising expenses.

Property and equipment, net

Our property and equipment, net mainly represented furniture and fixture, computers, leasehold improvement and office equipment. The net book value of our property, plant and equipment increased from approximately HK$0.3 million as of December 31, 2024 to approximately HK$0.6 million (USD 82,000) as of December 31, 2025, which was mainly attributable to the purchase of new computers in FY2025.

Right-of-use asset

Our right-of-use asset represented our leases for offices in Hong Kong and Shanghai, and printing machinery. The net book value of our right-of-use asset increased from approximately HK$6.5 million as of December 31, 2024 to approximately HK$19.9 million (USD 2.6 million) as of December 31, 2025, which was mainly attributable to the new lease of our Hong Kong office in FY2025.

Long-term rental and utility deposits, net

Our long-term rental and utilities deposits represented rental and utilities deposits in relation to our lease of offices in Hong Kong and Shanghai. Our deposit remained relatively stable at approximately HK$7.0 million as of December 31, 2024 and approximately HK$6.0 million (USD 0.8 million) as of December 31, 2025.

Accounts payable

Accounts payable primarily consisted of costs payable to suppliers of translation, printing and binding service. Our accounts payable increased from approximately HK$8.6 million as of December 31, 2024 to approximately HK$10.8 million (USD 1.4 million) as of December 31, 2025, which was in line with the increase in translation and printing expenses during the year.

Accruals and other payables

The following table sets forth the breakdown of accruals and other payables as of the dates indicated:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Accrued operating expenses	347,864	547,617	70,358
Accrued rental expenses	220,830	113,458	14,577
Accrued audit fees	153,698	644,864	82,852
Provision for sales commissions	1,600,643	671,907	86,327
Provision for long service payments and staff benefits	468,236	1,229,975	158,027
Others	107,594	459,609	59,051
Total	2,898,865	3,667,430	471,192

Our accruals and other payables primarily consisted of accrued operating expenses, accrued rental expenses, accrued audit fees, accrued listing expenses, provision for sales commissions, provision for long service payments and staff benefits and payroll payables.

Accrued operating expenses mainly represented accrual made for operating expenses such as IT support fees, utilities and network charges.

Provision for sales commissions mainly represented provision for commission payable to staff in the sales department, which is calculated based on the profitability of projects successfully completed by each salesperson.

Provision for long service payments and staff benefits represented the provision made for long service payments for our employees on cessation of employment in certain circumstances under the Hong Kong Employment Ordinance and unused annual leave payment.

Bank borrowings

As of December 31, 2024 and 2025, our bank borrowings represented government guaranteed SME loan denominated in HK$ from a registered bank in Hong Kong amounted to HK$8.9 million and HK$8.1 million (USD1.0 million), respectively, which was fully guaranteed by the Government of Hong Kong Special Administrative Region and repayable within 10 years or on demand and carried variable interests with a weighted average interest rate of 2.958% in FY2025.

Lease commitments

We entered into certain operating leases for office premises and printing machinery in Hong Kong and Shanghai.

The following table sets forth the undiscounted future minimum lease payment:

	As of December 31, 2025
For the years ending December 31,	HK$	US$
2026	10,502,899	1,349,415
2027	9,733,729	1,250,591
2028	899,214	115,531
2029	36,720	4,718
Total minimum lease payments	21,172,562	2,720,255
Less: imputed interest component	(663,802)	(85,285)
Lease liabilities recognized in the consolidated balance sheets	20,508,760	2,634,970

5.B. Liquidity and Capital Resources

Cash flows

Our source of funds for operations mainly comes from cash generated from operation, bank borrowings and proceeds from IPO. The primary uses of cash are mainly to finance its operations, working capital needs, and capital expenditure needs. As of December 31, 2023, 2024 and 2025, our cash and cash equivalents were approximately HK$14.8 million, HK$13.8 million and HK$54.7 million (US$7.0 million), respectively. Our cash and cash equivalent primarily consist of cash on hand and cash at bank, mainly denominated in HK$.

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Net cash generated from operating activities	5,477,165	6,980,804	11,536,345	1,482,193
Net cash used in investing activities	(191,005)	(134,709)	(708,341)	(91,008)
Net cash provided by (used in) financing activities	8,681,123	(7,727,117)	30,104,905	3,867,884
Net change in cash and cash equivalent	13,967,283	(881,022)	40,932,909	5,259,069

After the IPO, we have sufficient capital to fund our operations.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – 4.B. Business Overview”.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E. Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for expected credit losses

Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime ECLs methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective January 1, 2021, the first day of the Company’s fiscal year and applied to contracts receivable and other financial instruments.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive officers	Age	Position
Sze Ting CHO	53	Director, Chairman of the Board, and Chief Executive Officer
Yuen Chung Davy LI	49	Director
Ho Tung Armen HO	49	Independent Director, Chair of the Audit Committee
Ka Chun Matthew WONG	38	Independent Director, Chair of the Compensation Committee
Lo Chanii KAM	44	Independent Director, Chair of the Nominating Committee
Chi Kam Ray LEE	51	Chief Financial Officer

Sze Ting CHO is the Director, Chairman of the Board, and Chief Executive Officer of Cre8 BVI, and also a Managing Director of Cre8 Hong Kong, our Operating Subsidiary. Mr. Cho has over 20 years of professional experience in the financial printing industry. Prior to joining Cre8 Hong Kong in December 2006, Mr. Cho held senior positions, including director and general manager, at several financial printing companies from August 2001 to November 2006. From September 1993 to July 2001, he worked at RR Donnelley Financial, liaising closely with UK and US offices and specializing in SEC, London Stock Exchange, and Luxembourg Stock Exchange filings. Mr. Cho obtained a high school diploma in New York in 1992.

Yuen Chung Davy LI is a Director of Cre8 BVI, and also a Managing Director and Head of Sales at Cre8 Hong Kong. Mr. Li joined Cre8 Hong Kong in July 2017 and has over 22 years of professional experience in the financial printing industry. Prior to joining Cre8 Hong Kong, Mr. Li served as Sales Director at iOne Financial Press Limited (November 2005 to November 2016) and as Sales Manager at Roman Financial Press Limited (June 2001 to October 2005). Mr. Li holds a Bachelor of Arts degree from Simon Fraser University (Canada), obtained in May 2001.

Ho Tung Armen HO is an independent director and Chair of the Audit Committee, and a member of the Compensation Committee and Nominating Committee. Mr. Ho has over 22 years of experience in listed companies, corporate finance, private equity, advisory, and audit. He previously worked at PricewaterhouseCoopers Hong Kong, KPMG UK, and Grant Thornton Corporate Finance UK (1998 to 2006), held senior positions at various asset management and private equity firms (2006 to 2014), and served as CFO and Company Secretary of Tianyun International Holdings Limited (SEHK: 6836) (February 2015 to May 2024). Mr. Ho has served as an independent non-executive director of Stream Ideas Group Limited (SEHK: 8401) since March 2018 and as an independent director of Reitar Logtech Holdings Limited (NASDAQ: RITR) since June 2024. Mr. Ho holds a Master of Business Administration from the University of Chicago Booth School of Business, a Master of Science in Financial Economics from the University of London, and a Bachelor of Arts in Accountancy from City University of Hong Kong. He has been a member of the Hong Kong Institute of Certified Public Accountants since January 2003.

Ka Chun Matthew WONG is an independent director and Chair of the Compensation Committee, and a member of the Audit Committee and Nominating Committee. Mr. Wong has over ten years of experience in capital markets and corporate finance. He previously worked as an auditor at Deloitte Touche Tohmatsu (September 2011 to November 2013) and PricewaterhouseCoopers (December 2013 to March 2017), as Assistant Vice President at Zhongtai International Capital Limited (March 2017 to December 2017), and as Vice President at GF Capital (Hong Kong) Limited (December 2017 to June 2019). Mr. Wong joined Ample Capital Limited in June 2019 and serves as Vice President of its corporate finance division. He has served as an independent non-executive director of Sun Kong Holdings Limited (SEHK: 8631) since December 2018. Mr. Wong holds a Bachelor of Business (Accounting) from Monash University (Australia), obtained in September 2011, and is a member of CPA Australia and an associate of the Chartered Institute of Management Accountants.

Lo Chanii KAM is an independent director and Chair of the Nominating Committee, and a member of the Audit Committee and Compensation Committee. Ms. Kam has over 15 years of experience in executive search, public relations, investor relations, and strategic development. She previously served at China Harmony Auto Holding Limited (SEHK: 03836) (July 2017 to June 2020 and from October 2022, currently as Overseas Development Director) and as Strategic Development Director at iClick Interactive Asia Limited (NASDAQ: ICLK) (June 2020 to March 2021). Ms. Kam has served as an independent director of Reitar Logtech Holdings Limited (NASDAQ: RITR) since June 2024 and of Mint Incorporation Limited (NASDAQ: MIMI) since December 2024. Ms. Kam holds a Bachelor of Business Administration from the University of Central Oklahoma.

Chi Kam Ray LEE is the Chief Financial Officer of Cre8 BVI. Mr. Lee has over 20 years of experience in auditing, financial reporting, and strategic planning. He previously served as Group Finance Director at Henyep Capital Group (June 2022 to May 2023), Regional Financial Controller for the U.S., Europe, and North Asia at Pico Far East Holding Limited (SEHK: 00752) (January 2019 to November 2021), and as financial controller at several companies, including SMTC Asia Limited (NASDAQ: SMTX) (2013 to 2017). Mr. Lee holds a Bachelor of Commerce degree from the University of British Columbia (Canada), obtained in May 1999, and is a member of the American Institute of Certified Public Accountants and a Chartered Global Management Accountant.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, director appointees or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

6.B. Compensation

Employment Agreements and Director Offer Letters

On December 4, 2023, Cre8 Enterprise Limited entered into separate standard employment agreements (the “Director and Officer Employment Agreements”) with its directors and senior executive officers, namely, Mr. Sze Ting Cho (Director, CEO, and Chairman of the Board), Mr. Yuen Chung Davy Li (Director), and Mr. Chi Kam Ray Lee (CFO) (collectively, the “Named Directors and Executives”).

The initial term of the Director and Officer Employment Agreements is for one (1) year unless terminated earlier. Upon expiration, the agreements automatically extend for successive one-year terms unless a three-month prior written notice to terminate is provided. Pursuant to the Director and Officer Employment Agreements, the Named Directors and Executives will not receive any form of compensation, cash or equity, from Cre8 BVI. Instead, they will continue to receive cash compensation in the form of salary, bonus, and pension from the Operating Subsidiary, Cre8 Hong Kong.

We have entered into director offer letters with each of our independent directors setting forth the terms and provisions of their engagement, including annual compensation of HK$120,000 per independent director.

Agreements with independent directors

We entered into director offer letters with each of our independent director nominees which agreements set forth the terms and provisions of their engagement.

Compensation

For the year ended December 31, 2025, the aggregate cash compensation and benefits that we paid to the executive officers and directors were approximately HK$16,215,671 (approximately US$2,083,393), as compensation to our directors and executive officers, as well as an aggregate of HK$78,000 (approximately US$10,021) as contributions by the Operating Subsidiary to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We do not have any equity incentive plan in place as of the date of this annual report.

Clawback Policy adopted by the Board

The Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”), effective July 10, 2024, providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed as exhibit to this annual report.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2025, 2024 and 2023, we had no outstanding equity awards.

6.C. Board Practices

Duties of Directors

Under BVI law, our directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act.

Terms of Directors

Pursuant to our Second Amended and Restated Memorandum and Articles of Association, each of our directors holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him/her, or until his/her earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his/her earlier death, resignation or removal.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors

Our board of directors consists of 5 directors, three of whom are independent as such term is defined by the Nasdaq Capital Market.

The directors are up for re-election at our annual general meeting of shareholders.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the three committees.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Ho Tung Armen Ho, Ms. Lo Chanii Kam, and Mr. Ka Chun Matthew Wong. Mr. Ho Tung Armen Ho is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Ho Tung Armen Ho, Ms. Lo Chanii Kam, and Mr. Ka Chun Matthew Wong. Mr. Ka Chun Matthew Wong is the chair of our compensation committee. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Mr. Ho Tung Armen Ho, Ms. Lo Chanii Kam, and Mr. Ka Chun Matthew Wong. Ms. Lo Chanii Kam is the chair of our nominating committee. We have determined that Mr. Ho Tung Armen Ho, Ms. Lo Chanii Kam, and Mr. Ka Chun Matthew Wong satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and determining the composition of the board and its committees. The nominating committee is responsible for, among other things

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Foreign Private Issuer Exemptions

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to rely on home country practices with respect to our corporate governance. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Beginning March 18, 2026, members of our board of directors, executive board members and senior management are subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are also subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Remuneration

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A director must be given not less than 3 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors. A person other than an individual which is a shareholder may by a resolution of its directors or other governing body authorize any individual it thinks fit to act as its representative at any meeting of shareholders. The duly authorized representative shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Code of Business Conduct and Ethics, Insider Trading Policy, and Executive Compensation Recovery Policy

We have adopted (i) a written Code of Business Conduct and Ethics; (ii) Insider Trading Policy that applies to our directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

6.D. Employees

Employees

As of December 31, 2025, 2024, and 2023, we had 91, 87, and 89 full-time employees, respectively, in the following departments:

Departments	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Management	2	2	2
Operations: Creative and Graphic, Typesetting, Project Departments	55	52	53
Sales and marketing	14	13	13
Finance and accounting, and Human Resources	14	14	14
Customer Services	2	2	2
IT	4	4	5
Total	91	87	89

We consider that we have maintained a good relationship with the employees and have not experienced any significant disputes with the employees or any disruption to the operations due to any labor disputes. In addition, our Operating Subsidiary has not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually, which will be taken into account in annual salary review and promotion appraisal. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees in Hong Kong.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% our outstanding Class A Ordinary Shares and Class B Ordinary Shares;

●	Each of our Directors and named executive officers; and

●	All Directors and named executive officers as a group.

Holders of our Class A Ordinary Shares are entitled to one (1) vote per share. Holders of our Class B Ordinary Shares are entitled to twenty (20) votes per share.

The percentage of beneficial ownership of each listed person is based on 1,638,985 Class A Ordinary Shares of no par value, and 375,000 Class B Ordinary Shares of no par value, issued and outstanding as of the date of this annual report. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days of this annual report. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power (2)
Name of Beneficial Owner	Number	%	Number	%	%
Directors and Executive Officers:
Sze Ting CHO	-	-%	-	-%	-%
Yuen Chung Davy LI	-	-%	-	-%	-%
Ho Tung Armen HO	-	-%	-	-%	-%
Ka Chun Matthew WONG	-	-%	-	-%	-%
Lo Chanii KAM	-	-%	-	-%	-%
Chi Kam Ray LEE	-	-%	-	-%	-%
Directors and executive officers as a group	-	-%	-	-%	-%
5% or Greater Shareholders:
Cre8 Investments Limited(1)	536,250	32.72%	375,000	100%	87.93%

(1)	Cre8 Investments Limited is a limited liability company incorporated under the laws of the BVI, which is 57.14% owned by Mr. Seng Jin LEE, 14.29% owned by Mr. Xian Hong Jordan LEE (son of Mr. Seng Jin LEE) and 28.57% owned by Mr. Kit Ying SHAM (father-in-law of Mr. Seng Jin LEE). The board of directors of Cre8 Investments Limited consists of Mr. Seng Jin LEE and Ms. Yee Lan Peggy SHAM. Ms. Yee Lan Peggy SHAM is the spouse of Mr. Seng Jin LEE, daughter of Mr. Kit Ying SHAM, and mother of Mr. Xian Hong Jordan LEE. Pursuant to an Acting-in-Concert Agreement (the “Agreement”), Mr. Seng Jin LEE, Mr. Xian Hong Jordan LEE and Mr. Kit Ying SHAM have agreed to vote their respective shares collectively, and have designated Mr. Seng Jin LEE as the sole representative with exclusive authority to determine and direct the vote of all shares subject to the Agreement. By virtue of the Agreement, Mr. Seng Jin LEE has sole voting power over all shares held by the parties to the Agreement and therefore may be deemed to beneficially own all such shares under Rule 13d-3(a) of the Exchange Act. The other parties to the Agreement retain sole dispositive power over the shares they individually own. The registered address of Cre8 Investments Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, BVI.

(2)	Percentage total voting power represents voting power with respect to all shares of our Class A Ordinary Shares and Class B Ordinary Shares, as a single class. Each holder of Class B Ordinary Shares shall be entitled to twenty (20) votes per Class B Ordinary Share and each holder of Class A Ordinary Shares shall be entitled to one (1) vote per Class A Ordinary Share on all matters submitted to our shareholders for a vote. The Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. The Class B Ordinary Share is convertible at any time by the holder into shares of Class A Ordinary Share on a share-for-share basis.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership” for a description of Cre8 BVI’s major shareholders.

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees - 6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees - 6.B. Compensation-Employment Agreements .”

Material Transactions with Related Parties

Nature of relationships with related parties

Name	Relationship
Starlux Limited	A company under the control by Mr. Jordan Lee
LingXpert Language Services Limited (“Lingxpert”)	A wholly owned subsidiary of Starlux Limited
Green IPO Ltd	A wholly owned subsidiary of Lingxpert and it is no longer a related party in 2025.
YHY Holdings Limited	A company under the control of Mr. Jordan Lee
Ren Restaurants Limited	A company under the control of Mr. Jordan Lee

Amount due to related parties consist of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Due to ultimate controlling shareholders	11,558,995	971,214	124,782
Total	11,558,995	971,214	124,782

The amounts due to the related parties are unsecured, interest free with no specific repayment terms. The amount is of non-trade nature. We repaid our controlling shareholders in FY2025.

The related party balances included in accounts payable:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Lingxpert	16,568	—	—
Total	16,568	—	—

The Company have the following significant related party transaction as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Other income – administrative service fee from:
Lingxpert	84,000	84,000	84,000	10,792
Green IPO Ltd	45,000	66,000	—	—
Ren Restaurants Limited	240,000	240,000	100,000	12,848
Total administrative service fee from related parties	369,000	390,000	184,000	23,640

Translation cost to Lingxpert	4,272,333	3,261,056	3,853,053	495,041

Flim cost to Green IPO Ltd	200,000	200,000	—	—

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

As of the date of this annual report, we and our subsidiaries had not been involved in any legal proceedings, investigations, claims nor had we been aware of any pending or threatened litigation, arbitration or other claims which would have a material adverse impact on the operations, financial position and reputation of us.

Dividend Policy

Cre8 BVI, our BVI holding company, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, since its incorporation, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. For the fiscal years ended December 31, 2023, 2024 and 2025, neither we nor our subsidiaries have declared or made any dividend or contribution to our shareholders.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. We currently have no plan to declare or pay any dividends in the near future.

Subject to the BVI Act and our Second Amended and Restated Memorandum and Articles of Association, our Board of Directors may, by resolution of directors, authorize and declare a dividend to shareholders from time to time and of an amount they deem fit if they are satisfied, on reasonable grounds, that immediately after the distribution: (a) the Company will be able to pay its debts as they fall due; and (b) the value of our assets exceeds our liabilities. Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to the shareholders will depend on, among other things, the availability of dividends from our subsidiaries. According to the BVI Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividend. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

8.B. Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “CRE.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share Capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our Second Amended And Restated Memorandum and Articles Of Association, as currently in effect and filed as Exhibit 1.1 to this annual report, and the description of our securities filed as Exhibit 2.1 to this annual report.

10.C. Material Contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange Controls

Hong Kong Exchange Controls

There is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong. The foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash between our Company and our Hong Kong subsidiaries. However, the PRC government may impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future, and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future.

See “Item 3.D. Risk Factors – Risks Related to our Corporate Structure – We rely on dividends and other distributions on equity paid by our Operating Subsidiary in Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of our Operating Subsidiary to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our or our Operating Subsidiary’s ability by the PRC government to transfer cash in the future could have a material adverse effect on our ability to conduct business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.” for more information.

British Virgin Islands Exchange Controls

There are no exchange controls restrictions on payment of dividends, interest or other payments to the holders of our Ordinary Shares or on the conduct of our operations in the BVI, where we were incorporated. There are no BVI laws that impose any exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary shares. BVI law and our articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our Ordinary Shares.

PRC Exchange Controls

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. Therefore, Cre8 China, our Mainland China subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of Mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

Currently and in the foreseeable future, Cre8 China solely serves and will continue to serve for our marketing and customer support purposes, and does not and will not have substantial operations nor generate any revenue at all. However, if Cre8 China engages in any revenue-generating activities in the future, the PRC regulations will be applicable and the approval from, or registration with, appropriate government authorities in Mainland China will be required where the RMB is to be converted into foreign currency and remitted out of Mainland China.

10.E. Taxation

Material United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Class A Ordinary Shares by a U.S. holder (as defined below) that holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting shares, holders who will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Ordinary Shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Ordinary Shares. Dividends received on the Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Ordinary Shares. In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the Passive Foreign Investment Company (PFIC) rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be treated as a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Based on our current and anticipated operations and the composition of our assets, we were not PFIC for U.S. federal income tax purposes. It is possible that, for our taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code (“IRC”), for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. It is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in the Follow-on Offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the Follow-on Offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in the Follow-on Offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you will continue to be treated as a PFIC, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income,

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the IRC Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under IRC Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Hong Kong Taxation

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

BVI Taxation

The following is a discussion on certain British Virgin Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under British Virgin Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to British Virgin Islands income or corporation tax.

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the British Virgin Islands except to the extent that we have any interest in real property in the BVI, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the BVI. There are no exchange control regulations or currency restrictions in the British Virgin Islands. Under the laws of the British Virgin Islands, no stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands).

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company.

10.F. Dividends and Paying Agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by Experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on Display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. On December 18, 2025, President Trump signed into law the Holding Foreign Insiders Accountable Act (HFIAA), which eliminates the exemption to comply with Section 16 of the Exchange Act. The new law took effect on March 18, 2026. Directors and officers of foreign private issuers are required to publicly report their ownership in, and transactions involving, the applicable foreign private issuer’s securities to the SEC on Forms 3, 4, and 5.

10.I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

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

In respect of the exposure to cash flow interest rate risk arising from the floating rate of non-derivative financial instruments held by the Company, such as cash, at the end of the reporting period, the Company is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly

Credit Risk

The assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Cre8 Hong Kong is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (approximately US$102,784) if a bank, which an individual/a company deposits with, fails. As of December 31, 2025, cash balance of HK$53,848,459 (US$6,918,461) was maintained at financial institutions in Hong Kong and approximately HK$2,400,000 (US$308,352) was insured by the Hong Kong Deposit Protection Board.

As of December 31, 2025, HK$753,506 (US$96,811) was deposited with financial institutions located in the PRC, and each bank is insured by the government authority with the maximum limit of RMB500,000 (equivalent to US$71,499) for all accounts held with that bank.

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally requires certain amounts of deposits after signing the contracts. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults, dividend arrearages or delinquencies.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-281629), as amended, which was declared effective by the SEC on March 31, 2025 and post-effective amendments thereto were subsequently declared effective by the SEC on July 22, 2025, for the Company’s initial public offering which was completed on July 24, 2025. In its initial public offering, the Company issued a total of 1,667,500 Class A Ordinary at the public offering price of $4.00 per Class A Ordinary Share. American Trust Investment Services, Inc. acted as the representative of the underwriters. Including the full exercise of the over-allotment option for 217,500 Class A Ordinary Shares, the Company received aggregate gross proceeds of approximately $6.67 million. After deducting underwriting discounts, commissions, and other offering expenses, the net proceeds to the Company were approximately HK$38,907,534 (US$4,956,500).

The unutilized net proceeds received from our IPO were mainly kept as bank deposits. As of December 31, 2025, we had utilized approximately US$1.4 million, approximately US$0.1 million and approximately US$0.9 million for expanding our business, upgrading our IT system and working capital and other general corporate purposes, respectively None of the net proceeds from our Offering were paid directly or indirectly to any of our directors, officers, or their associates, or to persons owning 10% or more of our common equity or any of our affiliates.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c) Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Ho Tung Armen HO, the Chair of our Audit Committee, qualifies as an “audit committee financial expert” within the meaning of Item 16A of Form 20-F and meets the applicable independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii) and Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. A copy of the Code of Business Conduct and Ethics is attached as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C., our independent registered public accounting firm, for the fiscal years ended December 31, 2025, 2024, and 2023.

	Year Ended December 31,
Services	2025	2024	2023
	US$	US$	US$
Audit fees	190,000	220,000	120,000
Total	190,000	220,000	120,000

Audit fees represent the aggregate fees billed for the audit of our annual financial statements, review of our interim financial statements, review of registration statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for the minimum services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Class A Ordinary Shares — As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

The “controlled company” exception to Nasdaq’s rules provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company” need not comply with certain requirements of Nasdaq’s corporate governance rules. As of the date of this annual report, our Controlling Shareholder, Cre8 Investment Limited, beneficially own the majority of the voting power of our outstanding Ordinary Shares. Accordingly, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” may elect not to comply with certain Nasdaq corporate governance requirements.

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including that a majority of our board of directors consist of independent directors. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

In the event that we cease to be a “foreign private issuer” under the rules of Nasdaq and cease to be a “controlled company” and our Class A Ordinary Shares continue to be listed on Nasdaq, the Company’s Board of Directors will take all action necessary to comply with the corporate governance rules of Nasdaq, including but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Notwithstanding the Company’s status as a foreign private issuer or a controlled company, the Company will remain subject to the corporate governance standard of Nasdaq that requires the Company to have an audit committee with at least three independent directors as well as composed entirely of independent directors. For purposes of the audit committee composition requirements, we must have at least one independent director on our audit committee at the time of listing, at least two independent directors within 90 days of listing and at least three independent directors within one year of listing, where at least one of the independent directors qualifies as an audit committee financial expert under SEC rules and as a financially sophisticated audit committee member under the Nasdaq rule.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the Insider Trading Policy is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

Risk Management, Governance, and Strategy

Our Board of Directors plays an active role in monitoring cybersecurity risks and is committed to the prevention, timely detection, and mitigation of cybersecurity incidents. Our senior management team is responsible for day-to-day cybersecurity risk management and provides regular reports to the Board on material cybersecurity risks.

We and our Operating Subsidiary have implemented stringent internal cybersecurity controls. Our IT Department, supported by an external IT consultant, manages our servers, firewall, and IT systems. Access to data and information is granted on a need-to-know basis only. All data collected by Cre8 Hong Kong is stored on servers located in Hong Kong and is not accessible by Cre8 China.

As of the date of this annual report, the Company has not identified any material cybersecurity incidents, nor has it experienced any known breaches that have had an impact on its business, operations, or financial condition.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1*	Second Amended and Restated Memorandum and Articles of Association
2.1*	Description of Securities
4.1	Employment Agreement by and between the Registrant and Chi Kam Ray Lee, dated as of August 27, 2024 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-281629), as amended, initially filed with the U.S. Securities and Exchange Commission on August 19, 2024)
4.2*	Employment Agreement by and between the Registrant and Sze Ting Cho, dated as of December 4, 2025
4.3*	Employment Agreement by and between the Registrant and Yuen Chung Davy Li, dated as of December 4, 2025
4.4	Office Rental Agreement between Cre8 (Greater China) Limited and Trillium Investment Limited, dated July 13, 2021 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-281629), as amended, initially filed with the U.S. Securities and Exchange Commission on August 19, 2024)
4.5	Office Rental Agreement between Chuangbafang Enterprise Management (Shanghai) Company Limited and Ting Jie (Shanghai) Property Company Limited, dated July 13, 2021 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-281629), as amended, initially filed with the U.S. Securities and Exchange Commission on August 19, 2024)
4.6	Second Office Rental Agreement between Cre8 (Greater China) Limited and Trillium Investment Limited, dated July 29, 2024 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-281629), as amended, initially filed with the U.S. Securities and Exchange Commission on August 19, 2024)
4.7	Form of the Director Offer Letter (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-281629), as amended, initially filed with the U.S. Securities and Exchange Commission on August 19, 2024)
4.8	Share Purchase Agreement between Mr. Ng Hei Man and Cre8 Incorporation Limited (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 6-K filed on April 2, 2026)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-281629), as amended, initially filed with the U.S. Securities and Exchange Commission on August 19, 2024)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-281629), as amended, initially filed with the U.S. Securities and Exchange Commission on August 19, 2024)
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1*	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Executive Compensation Recovery Policy (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-281629), as amended, initially filed with the U.S. Securities and Exchange Commission on August 19, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cre8 Enterprise Limited

By:	/s/ Sze Ting Cho
	Name:	Sze Ting Cho
	Title:	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

Date: April 24, 2026

CRE8 ENTERPRISE LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Cre8 Enterprise Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cre8 Enterprise Limited and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2025 and the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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
San Mateo, California

April 24, 2026

CRE8 ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2025
(Amounts in HK$ and US$, except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
ASSETS
Current assets
Cash and cash equivalents	13,846,932	54,709,136	7,029,041
Accounts receivable, net	18,861,496	22,582,802	2,901,443
Prepayments and other current assets, net	9,639,568	7,884,721	1,013,031
Tax recoverable	93,358	—	—
Total current assets	42,441,354	85,176,659	10,943,515

Non-current assets
Property and equipment, net	297,238	634,678	81,544
Right-of-use assets, net	6,476,145	19,925,105	2,559,982
Deferred tax assets, net	850,181	941,459	120,958
Long-term rental and utility deposits, net	6,982,110	5,986,489	769,145
Prepayments - non-current	—	3,356,822	431,285
Total non-current assets	14,605,674	30,844,553	3,962,914
TOTAL ASSETS	57,047,028	116,021,212	14,906,429

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank borrowings	8,871,262	8,081,222	1,038,277
Accounts payable	8,590,750	10,804,921	1,388,218
Accounts payable – related party	16,568	—	—
Contract liabilities	8,280,290	13,039,765	1,675,352
Advances from customers	451,000	5,812,398	746,778
Accruals and other payables	2,898,865	3,667,430	471,192
Amount due to related parties	11,558,995	971,214	124,782
Operating lease liabilities	2,836,343	10,013,131	1,286,489
Income tax payable	—	1,697,670	218,117
Total current liabilities	43,504,073	54,087,751	6,949,205

Non-current liabilities
Operating lease liabilities – non-current	3,639,802	10,495,629	1,348,481
Total non-current liabilities	3,639,802	10,495,629	1,348,481
TOTAL LIABILITIES	47,143,875	64,583,380	8,297,686

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, no par value per share, 27,000,000 shares authorized, and 1,500,000 shares issued and outstanding as of December 31, 2024 and 27,000,000 shares authorized, and 1,638,959 shares issued and outstanding as of December 31, 2025*	—	—	—
Class B ordinary shares, no par value per share, 3,000,000 shares authorized, and 375,000 shares issued and outstanding as of December 31, 2024 and 2025*	—	—	—
Additional paid-in capital	5,031,196	41,376,047	5,316,003
Retained earnings	5,222,366	10,499,726	1,349,007
Accumulated other comprehensive losses	(350,409)	(437,941)	(56,267)
TOTAL SHAREHOLDERS’ EQUITY	9,903,153	51,437,832	6,608,743
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	57,047,028	116,021,212	14,906,429

*	Giving retroactive effect to a share consolidation ratio of 12-to-1 on January 15, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

CRE8 ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(Amounts in HK$ and US$, except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
REVENUE	115,285,213	103,820,403	130,932,196	16,822,196

COST OF REVENUE
– external	(63,801,949)	(57,967,108)	(72,198,081)	(9,276,024)
– related party	(4,472,333)	(3,461,056)	(3,853,053)	(495,041)
Total cost of revenue	(68,274,282)	(61,428,164)	(76,051,134)	(9,771,065)
GROSS PROFIT	47,010,931	42,392,239	54,881,062	7,051,131

SELLING AND MARKETING EXPENSES
Employee compensation and benefits	(9,325,107)	(8,379,333)	(18,865,185)	(2,423,803)
Commission	(6,231,376)	(5,708,609)	(5,236,726)	(672,816)
Others	(2,767,204)	(1,905,024)	(3,227,231)	(414,636)
Total selling and marketing expenses	(18,323,687)	(15,992,966)	(27,329,142)	(3,511,255)

GENERAL AND ADMINISTRATIVE EXPENSES
Employee compensation and benefits	(5,894,041)	(5,460,334)	(7,772,017)	(998,550)
Depreciation	(765,091)	(451,729)	(32,997)	(4,239)
Lease expense	(2,854,277)	(2,823,919)	(2,632,511)	(338,226)
Building management fee, government rent and rate	(2,561,621)	(2,700,055)	(2,559,568)	(328,854)
Legal and professional fee	(1,502,443)	(1,555,347)	(4,587,440)	(589,395)
Provision for expected credit losses	(2,908,913)	(1,197,330)	(759,752)	(97,613)
Other expenses	(3,126,206)	(3,954,050)	(3,342,674)	(429,468)
Total general and administrative expenses	(19,612,592)	(18,142,764)	(21,686,959)	(2,786,345)

INCOME FROM OPERATIONS	9,074,652	8,256,509	5,864,961	753,531

OTHER INCOME, NET
Bank interest income	33,332	31,523	391,825	50,342
Interest expense	(124,021)	(316,717)	(250,943)	(32,241)
Administrative service fee from related parties	369,000	390,000	184,000	23,640
Administrative service fee from non-related parties	—	—	528,000	67,838
Government subsidies	—	175,688	—	—
Other (expenses) income	(69,235)	(4,516)	187,426	24,080
Total other income, net	209,076	275,978	1,040,308	133,659

INCOME BEFORE INCOME TAX EXPENSES	9,283,728	8,532,487	6,905,269	887,190
INCOME TAX EXPENSES	(1,500,878)	(2,129,604)	(1,627,909)	(209,154)
NET INCOME	7,782,850	6,402,883	5,277,360	678,036

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	(93,266)	(31,962)	(87,532)	(11,246)
TOTAL COMPREHENSIVE INCOME	7,689,584	6,370,921	5,189,828	666,790

Weighted average number of ordinary shares:
Basic and diluted*	1,875,000	1,875,000	1,935,996	1,935,996
Earnings per share – basic and diluted*	4.15	3.41	2.73	0.35

*	Giving retroactive effect to (1) the issuance of ordinary shares and a share split ratio of 1-to-1,800 on August 13, 2024, and (2) a share consolidation ratio of 12-to-1 on January 15, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

CRE8 ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(Amounts in HK$ and US$, except for number of shares and per share data, or otherwise noted)

	Ordinary shares*						Retained	Accumulated	Total
	Class A – no. of shares	Amount	Class B – no. of shares	Amount	Subscription receivable	Additional paid-in capital	earnings (accumulated deficit)	other comprehensive losses	shareholders’ equity (deficit)
		HK$		HK$	HK$	HK$	HK$	HK$	HK$
BALANCE, January 1, 2023	1,500,000	—	375,000	—	(31,196)	5,031,196	(8,963,367)	(225,181)	(4,188,548)
Net income	—	—	—	—	—	—	7,782,850	—	7,782,850
Foreign currency translation	—	—	—	—	—	—	—	(93,266)	(93,266)
Subscription received	—	—	—	—	31,196	—	—	—	31,196
BALANCE, December 31, 2023	1,500,000	—	375,000	—	—	5,031,196	(1,180,517)	(318,447)	3,532,232
Net income	—	—	—	—	—	—	6,402,883	—	6,402,883
Foreign currency translation	—	—	—	—	—	—	—	(31,962)	(31,962)
BALANCE, December 31, 2024	1,500,000	—	375,000	—	—	5,031,196	5,222,366	(350,409)	9,903,153
Net income	—	—	—	—	—	—	5,277,360	—	5,277,360
Initial public offering, net	138,959	—	—	—	—	36,344,851	—	—	36,344,851
Foreign currency translation	—	—	—	—	—	—	—	(87,532)	(87,532)
BALANCE, December 31, 2025	1,638,959	—	375,000	—	—	41,376,047	10,499,726	(437,941)	51,437,832
BALANCE, December 31, 2025 (US$)		—		—	—	5,316,003	1,349,007	(56,267)	6,608,743

*	Giving retroactive effect to (1) the issuance of ordinary shares and a share split ratio of 1-to-1,800 on August 13, 2024, and (2) a share consolidation ratio of 12-to-1 on January 15, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

CRE8 ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(Amounts in HK$ and US$, except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Cash flows from operating activities
Net income	7,782,850	6,402,883	5,277,360	678,036
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation – property and equipment	1,167,514	706,691	382,243	49,111
Provision for expected credit losses	2,908,913	1,197,330	759,752	97,613
Gain on disposal of plant and equipment	—	—	(9,000)	(1,156)
(Reversal) provision for unused annual leave	(67,843)	(23,325)	82,056	10,543
(Reversal) provision for long service payment	(2,624,862)	(1,029,501)	436,391	56,068
Deferred tax expenses (credit)	1,500,878	1,220,451	(91,278)	(11,727)
Changes in operating assets and liabilities
Accounts receivable	(2,018,707)	9,493,529	(4,481,058)	(575,727)
Rental and utility deposits, prepayments and other current assets	(820,527)	(3,960,807)	(5,715,755)	(734,361)
Accounts payable	(77,052)	(4,249,224)	2,197,603	282,348
Contract liabilities	796,743	823,777	4,759,475	611,498
Advances from customers	24,475	201,000	5,361,398	688,833
Accruals and other payables	(1,891,701)	(4,570,471)	786,130	101,002
Income tax (payable) recoverable	(1,203,516)	768,471	1,791,028	230,112
Net cash generated from operating activities	5,477,165	6,980,804	11,536,345	1,482,193

Cash flows from investing activities
Purchase of property and equipment	(191,005)	(134,709)	(717,341)	(92,164)
Proceed from disposal of property, plant and equipment	—	—	9,000	1,156
Net cash used in investing activities	(191,005)	(134,709)	(708,341)	(91,008)

Cash flows from financing activities
Proceed of bank loan	9,000,000	—	—	—
Proceeds from IPO, net	—	—	45,131,640	5,798,522
Repayment of bank loan	(20,800,000)	(128,738)	(790,040)	(101,505)
Repayment from related parties	5,619,125	—	—	—
Advance from related parties	16,460,422	—	—	—
Repayment to related parties	—	(4,901,426)	(10,587,781)	(1,360,320)
Deferred initial public offering (“IPO”) cost	(1,598,424)	(2,696,953)	(3,648,914)	(468,813)
Net cash provided by (used in) financing activities	8,681,123	(7,727,117)	30,104,905	3,867,884
Net change in cash and cash equivalent	13,967,283	(881,022)	40,932,909	5,259,069
Effect of changes in foreign exchange rate	(63,277)	(24,181)	(70,705)	(9,085)
Cash and cash equivalent at the beginning of the year	848,129	14,752,135	13,846,932	1,779,057
Cash and cash equivalent at the end of the year	14,752,135	13,846,932	54,709,136	7,029,041

Supplementary cash flow information
Interest received	33,332	31,523	391,825	50,342
Interest paid	(254,406)	(316,717)	(250,943)	(32,241)
Income tax (paid) refund	(1,203,516)	(140,682)	71,841	9,230

Supplementary schedule of non-cash investing activities
Initial recognition of operating lease liabilities related to right-of-use-assets	1,564,098	5,308,803	22,934,609	2,946,643

The accompanying notes are an integral part of these consolidated financial statements.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	organization and principal activities

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

Organization and reorganization

For the purpose of the initial listing of shares of the Company, the companies comprising the Group underwent the group reorganization (“Group Reorganization”) as described below:

(i)	Cre8 Hong Kong, the operating subsidiary with limited liability under the laws of Hong Kong, was incorporated by Cre8 Investments Limited on September 16, 2006. Mr. Seng Jin Lee (“Mr. Lee”), Mr. Kit Ying Sham (“Mr. Sham”, father-in-law of Mr. Lee) and Xian Hong Jordan Lee (“Mr. Jordan Lee”, son of Mr. Lee) (together the “Ultimate Controlling Shareholders”), each of them holding 57.14%, 28.57% and 14.29% of equity interest of Cre8 Investments Limited, respectively.

(ii)	On December 4, 2023, the Company was incorporated in the BVI with limited liability and an authorized share capital of 180,000 class A shares and 20,000 class B shares with no par value per share. One class A share represents one voting right and one class B share represents 20 voting rights.

(iii)	On December 6, 2023, Cre8 Incorporation Limited was incorporated in the BVI with limited liability and an authorized share capital of 50,000 ordinary shares with no par value each. At the same date, one share was allotted and issued to the Company by Cre8 Incorporation Limited.

(iv)	On December 12, 2023, the Company became the holding company of the group which involved the transfer of entire equity interest of Cre8 Hong Kong, which are wholly-owned by Cre8 Investments Limited, in exchange for an allotment and issuance of 2,500 Class B ordinary shares of the Company. The Company, together with its wholly owned subsidiaries, are effectively controlled by the same group of Controlling Shareholders, i.e., ultimately held as to 100.00% and 89.29% by the Ultimate Controlling Shareholders, before and after the Group Reorganization and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidated statements of income and comprehensive income, consolidated statements of equity and consolidated statements of cash flows are prepared as if the current Company structure had been in existence throughout the two-year period ended December 31, 2024 and 2025, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated balance sheets as of December 31, 2024 and 2025 present the assets and liabilities of the companies now comprising the Company which had been incorporated/established as at the relevant balance sheet date as if the current Company structure had been in existence at those dates.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	organization and principal activities (cont.)

Upon the Group Reorganization and as at the date of this report, details of the subsidiary companies are as follows:

Name	Background		Ownership
Cre8 Incorporation Limited	–	A BVI company	Wholly owned by the
	–	Established on December 6, 2023	Company
	–	Registered capital of 50,000 ordinary shares with no par value each
	–	Investment holding

Cre8 (Greater China)	–	A Hong Kong company	Wholly owned by Cre8
Limited (“Cre8 Hong Kong”)	–	Established on September 16, 2006	Incorporation Limited
	–	Registered capital of HK$5,000,000
	–	provision of printing, media placement, translation and other printing related services in Hong Kong.

Chuangbafang Enterprise	–	A PRC company	Wholly owned by
Management	–	Established on May 11, 2021	Cre8 Hong Kong
(Shanghai) Company	–	Registered capital of RMB500,000
Limited (“Chuangbafang”)	–	Provision of financial printing consultation services

Initial Public Offering (“IPO”)

On July 24, 2025, the Company announced the closing of its IPO of 1,450,000 Class A ordinary shares, with no par value per share at an offering price of US$4.00 per share for a total of US$5,800,000 in gross proceeds. The Company raised total net proceeds of HK$38,907,534 (US$4,956,500), which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and offering expenses. Deferred IPO costs of HK$8,786,788 (US$1,119,365) was debited to additional paid-in capital to net off with the net proceeds from IPO. The ordinary shares of the Company began trading on the Nasdaq Stock Market in the United States on July 23, 2025 under the Symbol “CRE”.

On July 29, 2025, the Company consummated the sales of additional 217,500 Class A ordinary shares, with no par value per share at an offering price of US$4.00 per share for a total of US$870,000 in gross proceeds. The Company raised total net proceeds of HK$6,224,106 (US$792,900), which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and offering expenses.

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

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation. The reclassification had no impact on net income and financial position.

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

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (expense), net in the consolidated statements of income and comprehensive income.

The consolidated financial statements of the Company are translated from the functional currency into HK$. Assets and liabilities are translated at the exchange rates on the balance sheet date. Equity accounts other than earnings generated in the current period are translated into HK$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into HK$ using the periodic average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the consolidated statements of income and comprehensive income.

Convenience translation

Translations of amounts in the consolidated balance sheets, consolidated statement of income and comprehensive income and consolidated statement of cash flows from HK$ into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1 = HK$7.7833, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

In establishing the required provision for expected credit loss accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written off against the allowance for expected credit losses after all means of collection have been exhausted and that the likelihood of collection is not probable.

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

Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of professional and registration fees that are directly related to the Proposed Public Offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of income and comprehensive income. As of December 31, 2024, the Company has incurred deferred offering costs of HK$5,137,874. On July 24, 2025, deferred offering costs of HK$8,786,788 (US$1,119,365) was debited to additional paid-in capital to net off with the proceeds from IPO.

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

Impairment for long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of an asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and 2025, no impairment of long-lived assets was recognized.

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

Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. For leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements.

Lease expense is recognized as depreciation and interest; depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Long-term rental and utility deposits, net

Long-term rental and utility deposits represent security payments made to lessors and utility service providers for the Company’s entered lease agreements. The Company made such security payments upon the commencement of the original lease agreement. The security deposit will be refunded to the Company upon the termination or expiration of the lease agreements as well as the delivery of the vacant leased properties to the lessors by the Company. Refundable rental and utility deposits are discounted based on interest rate of similar assets.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by us.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

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

Advances from customers

Advances from customers represent the non-refundable advance payments from customers.

Accruals and other payables

Accruals and other payables primarily include accrued expenses, and other accruals and payables.

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

The Company generating revenue from provision of integrated financial printing services in Hong Kong. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. Revenue on oral or implied arrangements is generally not recognized. The services provided are divided into two major type of services.

(a)	Integrated IPO financial printing services

The Company provides integrated IPO financial printing services under contracts with customers. The Company is typically contracted through its sales team to have negotiations with existing or potential customers, which are Hong Kong or China based companies who seeks for listing in the Stock Exchange of Hong Kong Limited (“SEHK”). Contracts are signed before to the start of services. The Company and its customers agree on an estimated total contract price that is specified in the contact. This price is based on the requirements of customers. As stated in the service contract, customers consent to pay in four payments during the course of the agreement. Artwork design, typesetting, proofreading, translation, printing, binding, logistical planning, and uploading or creating electronic submissions of customers’ prospectuses were among the services offered.

The entire service fee from customers is non-refundable and the Company is entitled to receive upfront payment upon signing the contract. The contract includes two performance obligations, which are submission of prospectus to the SEHK and successfully listed on the SEHK. Revenue is recognized at a point in time upon completion of each performance obligation. Revenue is also recognized when lapse of the financing printing contract. For arrangements with multiple performance obligations, the transaction price is allocated to the separate performance obligations. As such, standalone selling price is determined using an estimate of the standalone selling price of each distinct service, taking into consideration historical selling price by customer for each distinct service, if available. These estimates may vary from the final amounts invoiced to the customer and are adjusted upon completion of all performance obligations.

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

The Company’s invoices set forth payment terms that require customers to make payment within in range of 14 days to 30 days of billing which is triggered by the Company reaching the milestones to bill the customer.

For the years ended December 31, 2023, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to services provided.

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

Revenue are recognized based on the point in time either (a) at the time of submission of filing to the SEHK; (b) at the time of delivery the goods to the customer; or (c) lapse of the financing printing contract.

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

The Company’s invoices set forth payment terms that require customers to make payment within in range of 30 days to 120 days of billing which is triggered by the Company completing the services or delivering the products to the customers.

For both integrated IPO financial printing services and non-IPO financial printing services, the Company does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment does not typically exceed one year.

The Company has no obligations for returns, refunds or similar obligations of its services or products to customers. For the years ended December 31, 2023, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to services provided.

Cost of revenue

Cost of revenue of printing products, which are directly related to revenue generating transactions, primarily consists of direct material cost such as paper cost, labor cost, subcontracting fee and allocated overhead.

Selling and marketing expenses

Selling and marketing expenses consist primarily of staff cost, commission to internal staff, advertising expense and other expenses related to selling and marketing activities.

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

Government subsidies

Government subsidies are recognized as income in other income, net or as a reduction of specific costs and expenses for which the subsidies are intended to compensate. Such amounts are recognized in the consolidated statements of loss and loss upon receipt and when all conditions attached to the subsidies, such as companies are required to stay at the same level of employment and contributed to the approved project, are fulfilled. Such grants are presented under other income. During the years ended December 31, 2023, 2024 and 2025, the Company recognized government subsidies of nil, HK$175,688 and nil, respectively, in the other income of consolidated statements of income and comprehensive income.

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

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of products sold or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiary in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Statutory reserves

The Company’s PRC subsidiary is required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong. As of December 31, 2024 and 2025, the Company’s PRC subsidiary did not generated after-tax profit. As such, no profit was transferred to statutory reserves.

Comprehensive income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the unaudited interim condensed consolidated financial statements. The components of comprehensive income were the net income for the years and the foreign currency translation adjustments.

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

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. For the years ended December 31, 2023, 2024 and 2025, there were no dilutive shares.

Recently adopted accounting standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company has adopted ASU 2023-09 on January 1, 2025, which was applied retrospectively to all prior periods presented.

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

In January 2025, the FASB issued ASU 2025-01 Income Statement-Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact that the adoption of ASU 2025-01 will have on its consolidated financial statement presentation or disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not been issued or made available for issuance. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans (ASU 2025-08). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods, and the Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (ASU 2025-10), introducing U.S. GAAP guidance on the accounting for government grants for business entities. The new standard closely aligns with International Accounting Standard (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance, covering monetary and tangible nonmonetary assets received from governments while excluding exchange transactions. ASU 2025-10 is effective for annual periods beginning after December 15, 2028 (including interim periods within) and one year later for all other entities, with early adoption permitted. The Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of income and comprehensive income and cash flows.

3.	Segment information

The Company has one reportable segment: provision of integrated financial printing services. Segment was identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”, the Chief Executive Officer of the Company) assesses the performance of the business. The CODM review net income to assess the performance of the business.

All revenue of the Company is generated in Hong Kong. Segment assets are based on the geographical location of the assets.

Non-current assets per geographical segment

	As of December 31,
	2024		2025
	HK$	%	HK$	US$	%
Hong Kong	9,653,379	66%	27,383,448	3,518,231	89%
PRC	4,952,295	34%	3,461,105	444,683	11%
Total	14,605,674	100%	30,844,553	3,962,914	100%

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SEGMENT INFORMATION (cont.)

Key financial performance measures of the segments are as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Revenue	115,285,213	103,820,403	130,932,196	16,822,196

Cost of revenue
– External	(63,801,949)	(57,967,108)	(72,198,081)	(9,276,024)
– Related party	(4,472,333)	(3,461,056)	(3,853,053)	(495,041)
Total cost of revenue	(68,274,282)	(61,428,164)	(76,051,134)	(9,771,065)
Gross profit	47,010,931	42,392,239	54,881,062	7,051,131

Selling and marketing expenses	(18,323,687)	(15,992,966)	(27,329,142)	(3,511,255)
General and administrative expenses	(19,612,592)	(18,142,764)	(21,686,959)	(2,786,345)

Income from operations	9,074,652	8,256,509	5,864,961	753,531

Other income, net
Bank interest income	33,332	31,523	391,825	50,342
Interest expense	(124,021)	(316,717)	(250,943)	(32,241)
Administrative service fee from related parties	369,000	390,000	184,000	23,640
Administrative service fee from non-related parties	—	—	528,000	67,838
Government subsidies	—	175,688	—	—
Other (expenses) income	(69,235)	(4,516)	187,426	24,080
Total other income, net	209,076	275,978	1,040,308	133,659

Income before income tax expenses	9,283,728	8,532,487	6,905,269	887,190
Income tax expenses	(1,500,878)	(2,129,604)	(1,627,909)	(209,154)
Net income	7,782,850	6,402,883	5,277,360	678,036

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Total assets	57,047,028	116,021,212	14,906,429
Total liabilities	(47,143,875)	(64,583,380)	(8,297,686)

Net assets	9,903,153	51,437,832	6,608,743

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Accounts receivable	25,125,372	29,606,430	3,803,840
Allowance for expected credit losses	(6,263,876)	(7,023,628)	(902,397)
Total	18,861,496	22,582,802	2,901,443

Movement of allowance for expected credit losses consists of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Beginning balance	5,066,546	6,263,876	804,784
Addition	1,197,330	759,752	97,613
Ending balance	6,263,876	7,023,628	902,397

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consist of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Current:
Prepayment for operating expenses	3,693,799	6,622,072	850,805
Prepayment for advertising expenses	—	784,997	100,857
Deferred IPO costs	5,137,874	—	—
Others	807,895	477,652	61,369
	9,639,568	7,884,721	1,013,031

Non-current:
Prepayment for operating expenses	—	1,394,329	179,144
Prepayment for advertising expenses	—	1,962,493	252,141
	—	3,356,822	431,285

Total prepayments and other current assets	9,639,568	11,241,543	1,444,316

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Furniture and fixture	806,471	806,471	103,616
Computers	1,914,442	2,608,542	335,146
Leasehold improvement	1,899,106	1,989,709	255,638
Motor vehicles	9,000	—	—
Office equipment	749,306	780,598	100,291
Property and equipment	5,378,325	6,185,320	794,691
Less: accumulated depreciation	(5,081,087)	(5,550,642)	(713,147)
Property and equipment, net	297,238	634,678	81,544

Depreciation expenses recognized for the years ended December 31, 2023, 2024 and 2025 were HK$1,167,514, HK$706,691 and HK$382,243 (US$49,111), respectively.

7.	ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Accrued operating expenses	347,864	547,617	70,358
Accrued rental expenses	220,830	113,458	14,577
Accrued audit fees	153,698	644,864	82,852
Provision for sales commissions	1,600,643	671,907	86,327
Provision for long service payments and staff benefits	468,236	1,229,975	158,027
Others	107,594	459,609	59,051
Total	2,898,865	3,667,430	471,192

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	BANK BORROWINGS

Outstanding balances of bank borrowings as of December 31, 2024 and 2025 consist of the following:

				Weighted	Weighted
				average	average
				interest	interest
				rate	rate
				as of	as of
		Maturity		December 31,	December 31,	Balance as of December 31,
Lender	Type	date	Currency	2024	2025	2024	2025	2025
						HK$	HK$	US$
Standard Chartered Bank (Hong Kong) Limited	Government guaranteed SME loan	Within 10 years or on demand	HK$	3.52%	2.96%	8,871,262	8,081,222	1,038,277
Total						8,871,262	8,081,222	1,038,277

Note:

(i)	As of 31 December, 2024 and 2025, the bank borrowing was under the special 100% loan guarantee of the SME Financing Guarantee Scheme, which was fully guaranteed by the Government of the Hong Kong Special Administrative Region; and

(ii)	The bank borrowings were classified as current liabilities as they were required to be repaid on demand of the bank.

9.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The operating leases primarily consist of leases of office premises in Hong Kong and PRC, and printing machines in Hong Kong.

Supplemental balance sheet information related to operating leases are as follows:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Operating lease right-of-use assets
Office premises	5,166,836	18,978,978	2,438,423
Printing machines	1,309,309	946,127	121,559
Operating lease right-of-use assets	6,476,145	19,925,105	2,559,982

Current operating lease obligation
Office premises	2,473,161	9,639,602	1,238,498
Printing machines	363,182	373,529	47,991
Total current operating lease obligation	2,836,343	10,013,131	1,286,489

Non-current operating lease obligation
Office premises	2,693,675	9,923,031	1,274,913
Printing machines	946,127	572,598	73,568
Total non-current operating lease obligation	3,639,802	10,495,629	1,348,481

Total operating lease obligation	6,476,145	20,508,760	2,634,970

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.)

Operating lease expense for the years ended December 31, 2023, 2024 and 2025 was HK$572,229, HK$295,374 and HK$10,397,657 (US$1,335,893), respectively.

The undiscounted future minimum lease payment schedule are as follows:

	As of December 31, 2025
For the years ending December 31,	HK$	US$
2026	10,502,899	1,349,415
2027	9,733,729	1,250,591
2028	899,214	115,531
2029	36,720	4,718
Total minimum lease payments	21,172,562	2,720,255
Less: imputed interest component	(663,802)	(85,285)
Lease liabilities recognized in the consolidated balance sheets	20,508,760	2,634,970

Other supplemental information about the Company’s operating lease as of December 31, 2024 and 2025:

	As of December 31, 2024	As of December 31, 2025
Weighted average discount rate*	4.56%	3.20%
Weighted average remaining lease term (years)	2.48	2.22

*	The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments as the implicit rate cannot be readily determined.

10.	Related party balances and transactions

Nature of relationships with related parties

Name	Relationship
Starlux Limited	A company under the control by Mr. Jordan Lee
LingXpert Language Services Limited (“Lingxpert”)	A wholly owned subsidiary of Starlux Limited
Green IPO Limited	A wholly owned subsidiary of Lingxpert and it is no longer a related party in 2025.
YHY Holdings Limited	A company under the control of Mr. Jordan Lee
Ren Restaurants Limited	A company under the control of Mr. Jordan Lee

Amount due to related parties consist of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Due to ultimate controlling shareholders	11,558,995	971,214	124,782
Total	11,558,995	971,214	124,782

The amounts due to the related parties are unsecured, interest free with no specific repayment terms. The amount is of non-trade nature.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Related party balances and transactions (cont.)

The related party balances included in accounts payable:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Lingxpert	16,568	—	—
Total	16,568	—	—

The Company have the following significant related party transaction as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Other income – administrative service fee from:
Lingxpert	84,000	84,000	84,000	10,792
Green IPO Limited	45,000	66,000	—	—
Ren Restaurants Limited	240,000	240,000	100,000	12,848
Total administrative service fee from related parties	369,000	390,000	184,000	23,640

Translation cost to Lingxpert	4,272,333	3,261,056	3,853,053	495,041

Flim cost to Green IPO Limited	200,000	200,000	—	—

Remuneration to senior management, included in selling and marketing, and general administrative expenses, for the years ended December 31, 2023, 2024 and 2025 were:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Salaries and other short term employee benefits	5,570,189	6,712,435	16,215,671	2,083,393
Payments to defined contribution pension schemes	60,000	72,000	78,000	10,021
Total	5,630,189	6,784,435	16,293,671	2,093,414

11.	Disaggregation of Revenue

The following table disaggregates revenue by type of services for the years ended December 31, 2023, 2024 and 2025. All service provided are recognized at a point in time.

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Integrated IPO financial printing services	34,035,637	32,789,688	63,157,166	8,114,446
Non-IPO financial printing services:
Annual reports	53,021,533	41,608,778	34,625,309	4,448,667
Circulars	8,694,347	8,029,862	11,907,715	1,529,906
Others	19,533,696	21,392,075	21,242,006	2,729,177
Total non-IPO services	81,249,576	71,030,715	67,775,030	8,707,750
Total	115,285,213	103,820,403	130,932,196	16,822,196

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Disaggregation of Revenue (cont.)

The following table sets forth a breakdown of revenue, cost of revenue and gross profit margin by major categories for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the year ended December 31, 2023
	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%
Revenue from Integrated IPO financial printing services	34,035,637	12,830,143	21,205,494	62.3%
Revenue from non-IPO financial printing services	81,249,576	55,444,139	25,805,437	31.8%
Total	115,285,213	68,274,282	47,010,931	40.8%

	For the year ended December 31, 2024
	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%
Revenue from Integrated IPO financial printing services	32,789,688	11,072,563	21,717,125	66.2%
Revenue from non-IPO financial printing services	71,030,715	50,355,601	20,675,114	29.1%
Total	103,820,403	61,428,164	42,392,239	40.8%

	For the year ended December 31, 2025
	Revenue	Cost of revenue	Gross profit	Gross profit	Gross profit margin
	HK$	HK$	HK$	US$	%
Revenue from Integrated IPO financial printing services	63,157,166	24,159,703	38,997,463	5,010,403	61.7%
Revenue from non-IPO financial printing services	67,775,030	51,891,431	15,883,599	2,040,728	23.4%
Total	130,932,196	76,051,134	54,881,062	7,051,131	41.9%

During the year ended December 31, 2023, 2024 and 2025, the contract liabilities transfer to revenue was HK$6,395,769, HK$7,301,563, and HK$7,782,140 (US$999,851), respectively.

12.	COST OF REVENUE

Cost of revenue consists of cost directly related to revenue generating activities. The following table shows disaggregated cost of revenues by major categories for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Staff cost	22,124,133	24,127,135	27,719,122	3,561,358
Depreciation on property and equipment	402,421	254,962	349,246	44,871
Lease expense	9,964,742	9,553,419	7,765,146	997,668
Translation expenses	19,496,992	15,398,955	22,715,684	2,918,516
Printing expenses	10,687,486	6,747,171	8,418,183	1,081,570
Water and electricity supply expenses	1,688,236	1,502,292	888,992	114,218
Repair and maintenance	901,076	1,188,767	1,297,126	166,655
Others	3,009,196	2,655,463	6,897,635	886,209
Total	68,274,282	61,428,164	76,051,134	9,771,065

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	OTHER (ERXPENSES) INCOME

Other (expenses) income consist of the followings:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Government subsidies (note (i))	—	175,688	—	—

Exchange (loss) gain on foreign currency translation, net	(98,435)	73,322	69,371	8,913
Others	29,200	(77,838)	118,055	15,167
Total	(69,235)	(4,516)	187,426	24,080

Note:

(i)	For the year ended December 31, 2024, the amount represented to the government subsidies provided by the Hong Kong Government, for eligible technological service and solution projects. The purpose of these initiatives is to motivate companies to improve business productivity and upgrade the business processes. There were no unfulfilled conditions nor other contingencies attached to the government subsidies.

14.	TAXES

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

PRC

Chuangbafang is governed by the income tax laws of the PRC. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for all domestic enterprises and foreign invested enterprises is 25%. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2023, then the exemption range has been changed to from 75% to 87.5% for the period from January 1, 2023 to December 31, 2024). The policy is effective for the period from January 1, 2019 to December 31, 2025.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	TAXES (cont.)

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Hong Kong profit tax
Current tax expenses:
Provision for the year	—	909,153	1,697,670	218,117
Under provision in prior years	—	—	21,517	2,764
	—	909,153	1,719,187	220,881

Deferred tax expenses (credit)	1,500,878	1,220,451	(91,278)	(11,727)
Total	1,500,878	2,129,604	1,627,909	209,154

The Company’s effective tax rates were as follows:

	For the years ended December 31,
	2023		2024		2025
	HK$		HK$		HK$	US$
Income before income tax expenses	9,283,728		8,532,487		6,905,269	887,190

Income tax rate in the BVI, permanent tax holiday	—	0.0%	—	0.0%	—	—	0.0%
Hong Kong statutory income tax rate	1,531,815	16.5%	1,411,183	16.5%	1,139,366	146,386	16.5%
Effect of different tax rates available to different jurisdictions	—	0.0%	(333,552)	(3.9)%	(111,808)	(14,365)	(1.6)%
Effect of non-taxable income	—	0.0%	(8,553)	(0.1)%	(4,561)	(586)	(0.1)%
Effect of valuation allowance	—	0.0%	1,060,526	12.4%	886,554	113,905	12.9%
Effect of non-deductible expenses	(30,937)	(0.3)%	—	0.0%	96,303	12,373	1.4%
Utilization of tax loss	—	0.0%	—	0.0%	(231,462)	(29,738)	(3.4)%
Tax concession	—	0.0%	—	0.0%	(168,000)	(21,585)	(2.4)%
Under provision of tax in prior years	—	0.0%	—	0.0%	21,517	2,764	0.3%
Effective tax rate	1,500,878	16.2%	2,129,604	24.9%	1,627,909	209,154	23.6%

Deferred tax

The deferred tax assets which are principally comprised of acceleration of depreciation on property and equipment, allowance for expected credit losses, provision for employee benefits and net operating losses. Significant components of deferred tax were as follows:

	Acceleration of depreciation on property and equipment	Allowance for expected credit losses	Provision for employee benefits	Tax losses	Total	Total
	HK$	HK$	HK$	HK$	HK$	US$
Balance as of January 1, 2023	898,716	—	—	2,672,794	3,571,510	458,868
Recognized in the income statement	(29,457)	—	—	(1,471,421)	(1,500,878)	(192,833)
Balance as of December 31, 2023	869,259	—	—	1,201,373	2,070,632	266,035
Recognized in the income statement	(42,921)	197,559	(173,716)	(147,741)	(166,819)	(21,433)
Less: valuation allowance	—	—	—	(1,053,632)	(1,053,632)	(135,371)
Balance as of December 31, 2024	826,338	197,559	(173,716)	—	850,181	109,231
Recognized in the income statement	(119,625)	125,360	85,543	886,554	977,832	125,632
Less: valuation allowance	—	—	—	(886,554)	(886,554)	(113,905)
Balance as of December 31, 2025	706,713	322,919	(88,173)	—	941,459	120,958

The Company had losses carried forward in Chuangbafang amounting to HK$4,214,526 and HK$8,647,298 (US$1,111,007) as of December 31, 2024 and 2025, respectively. For financial reporting purposes, the amount of the net deferred tax assets in Chuangbafang has been offset by a valuation allowance due to uncertainty regarding the realization of the assets. The management evaluated position taken by the company will “more likely than not” be sustained upon examination by the appropriate tax authority. The Company believes that its income tax filing positions and deductions would be sustained and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain tax positions have been recorded.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	RISKS AND UNCERTAINITIES

Credit risk

The assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Cre8 Hong Kong is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (approximately US$102,784) if a bank, which an individual/a company deposits with, fails. As of December 31, 2025, cash balance of HK$53,848,459 (US$6,918,461) was maintained at financial institutions in Hong Kong and approximately HK$2,400,000 (US$308,352) was insured by the Hong Kong Deposit Protection Board.

As of December 31, 2025, HK$753,506 (US$96,811) was deposited with financial institutions located in the PRC, and each bank is insured by the government authority with the maximum limit of RMB500,000 (equivalent to US$71,499) for all accounts held with that bank.

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally requires certain amounts of deposits after signing the contracts. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Customers concentration risk

For the years ended December 31, 2023, 2024 and 2025, no customers accounted for more than 10% of total revenue.

Information as to the revenue derived from those customers that accounted for more than 10% of total accounts receivable for the years ended December 31, 2024 and 2025 are as follows:

	2024	2025
Percentage of total accounts receivable
Customer A	12.2%	*
Customer B	*	12.2%

*	Customer A accounted for less than 10% of the total accounts receivable as of December 31, 2025.
Customer B accounted for less than 10% of the total accounts receivable as of December 31, 2024.

Vendor concentration risk

Information as to the cost of revenue derived from those vendors that accounted for more than 10% of total cost of revenue for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025
Percentage of total cost of revenue
Vendor A	*	10.9%	13.7%

*	Vendor A accounted for less than 10% of the total cost of revenue for the year ended December 31, 2023.

Information as to the cost of revenue derived from those vendors that accounted for more than 10% of total accounts payable for the years ended December 31, 2024 and 2025 are as follows:

	2024	2025
Percentage of total accounts payable
Vendor B	29.3%	36.9%
Vendor C	22.9%	13.3%
Vendor D	15.4%	*
Vendor E	10.3%	13.2%

*	Vendor D accounted for less than 10% of the total accounts payable as of December 31, 2025.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	RISKS AND UNCERTAINITIES (cont.)

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

16.	Shareholders’ equity

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

On July 24, 2025, the Company announced the closing of its IPO of 1,450,000 Class A ordinary shares, with no par value per share at an offering price of US$4.00 per share for a total of US$5,800,000 in gross proceeds. The Company raised total net proceeds of HK$38,907,534 (US$4,956,500), which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and offering expenses. The ordinary shares of the Company began trading on the Nasdaq Stock Market in the United States on July 23, 2025 under the Symbol “CRE”.

On July 29, 2025, the Company consummated the sales of additional 217,500 Class A ordinary shares, with no par value per share at an offering price of US$4.00 per share for a total of US$870,000 in gross proceeds. The Company raised total net proceeds of HK$6,224,106 (US$792,900), which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and offering expenses.

On January 15, 2026, the Board of Directors of the Company approved a reverse stock split of all of the Company’s issued and unissued shares, including the Class A ordinary shares with no par value and Class B ordinary shares with no par value, at an exchange ratio of one (1) share for twelve (12) shares.

17.	COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company entered certain operating leases for office premises in Hong Kong and PRC for the period ranging from January 2021 to September 2029. The commitments for minimum lease payment under these operating leases as of December 31, 2025 are listed in section “Note 9 — RIGHT-OF-USE ASSETS AND LEASE LIABILITIES”.

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

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2025, up through April 24, 2026, which is the date of these consolidated financial statements are available to be issued, except as disclosed below, there are no other material subsequent events that require disclosure in these consolidated financial statements.

(i)	Share consolidation

On January 15, 2026, the Board of Directors of the Company approved a reverse stock split of all of the Company’s issued and unissued shares, including the Class A ordinary shares with no par value and Class B ordinary shares with no par value, at an exchange ratio of one (1) share for twelve (12) shares.

(ii)	Acquisition of Upperhand Investment Limited

On March 10, 2026, Cre8 Incorporation Limited entered into a share purchase agreement to acquire 100% of the issued and outstanding shares of Upperhand Investment Limited (“Upperhand”), a holding company incorporated in the British Virgin Islands, through its indirectly wholly-owned subsidiary in Japan to provide integrated financial printing services in Japan. The total consideration for the acquisition was US$200,000 in cash, which was paid in full on March 17, 2026. Title to the shares of Upperhand was transferred to Cre8 Incorporation on April 1, 2026.

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following presents condensed parent-company-only financial information of Cre8 Enterprise Limited.

Condensed balance sheets

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
ASSETS
Current assets
Cash and cash equivalents	90,107	18,474,523	2,373,611
Amount due from a fellow subsidiary	—	17,016,350	2,186,264
Total current assets	90,107	35,490,873	4,559,875

Non-current assets
Investment in a subsidiary	8	8	1
Total non-current assets	8	8	1
TOTAL ASSETS	90,115	35,490,881	4,559,876

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Amount due to a fellow subsidiary	373,429	—	—
Total current liabilities and total liabilities	373,429	—	—

SHAREHOLDERS’ (DEFICIT) EQUITY
Class A ordinary shares, no par value per share, 27,000,000 shares authorized, and 15,000,000 shares issued and outstanding as of December 31, 2024 and 27,000,000 shares authorized, and 1,638,959 shares issued and outstanding as of December 31, 2025*	—	—	—
Class B ordinary shares, no par value per share, 3,000,000 shares authorized, and 375,000 shares issued and outstanding as of December 31, 2024 and 2025*	—	—	—
Additional paid-in capital	31,196	36,376,047	4,673,602
Accumulated deficit	(314,510)	(577,157)	(74,153)
Accumulated other comprehensive losses	—	(308,009)	(39,573)
Total shareholders’ (deficit) equity	(283,314)	35,490,881	4,559,876
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	90,115	35,490,881	4,559,876

*	Giving retroactive effect to a share consolidation ratio of 12-to-1 on January 15, 2026.

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed statements of loss

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Operating expenses:
General and administrative expenses	(49,060)	(265,450)	(631,874)	(81,183)
Total operating expenses	(49,060)	(265,450)	(631,874)	(81,183)

Other income, net:
Bank interest income	—	—	372,755	47,891
Other expenses	—	—	(3,528)	(453)
Total other income, net	—	—	369,227	47,438
Loss before income taxes	(49,060)	(265,450)	(262,647)	(33,745)
Income tax expense	—	—	—	—
Net loss	(49,060)	(265,450)	(262,647)	(33,745)

Condensed statements of cash flows

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Cash flows from operating activities
Net loss	(49,060)	(265,450)	(262,647)	(33,745)
Change in operating assets and liabilities:	—	—	—	—
Net cash used in operating activities	(49,060)	(265,450)	(262,647)	(33,745)

Cash flows from investing activities
Investment in a subsidiary	(8)	—	—	—
Net cash used in investing activities	(8)	—	—	—

Cash flows from financing activities
Proceeds from IPO, net	—	—	45,131,640	5,798,522
Advance from a subsidiary	17,872	355,557	—	—
Advance to a subsidiary	—	—	(23,316,120)	(2,995,660)
Deferred initial public offering (“IPO”) cost	—	—	(2,860,448)	(367,510)
Subscription received from shareholders	31,196	—	—	—
Net cash generated from financing activities	49,068	355,557	18,955,072	2,435,352

Net change in cash and cash equivalents	—	90,107	18,692,425	2,401,607
Effect of changes in foreign exchange rate	—	—	(308,009)	(39,573)
Cash and cash equivalents at the beginning of the year	—	—	90,107	11,577
Cash and cash equivalents at the end of the year	—	90,107	18,474,523	2,373,611

CRE8 ENTERPRISE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

(i)	Basis of Preparation

The company was incorporated under the laws of the BVI as a limited company on December 4, 2023 and as a holding company.

In the condensed parent company only financial statements, the Company’s investment in subsidiary stated at cost of acquisition in Cre8 Incorporation Limited. Those condensed parent company only financial statements should be read in connection with the consolidated financial statements and notes hereto.

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

The condensed parent company only consolidated financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Cre8 Enterprise Limited exceed 25% of the consolidated net assets of Cre8 Enterprise Limited. The Company generates revenues from its wholly owned subsidiary in the Hong Kong. The ability of Cre8 (Greater China) Limited in the Hong Kong to pay dividends is not restricted. In this connection, the restricted net assets of the subsidiaries of Cre8 Enterprise Limited do not exceed 25% of the consolidated net assets of Cre8 Enterprise Limited and accordingly the above condensed parent company only financial information of Cre8 Enterprise Limited is presented for supplementary reference.

As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stock or guarantees of the Company, except for those that have been separately disclosed in the consolidated financial statements, if any.